   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                UTSTARCOM, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                              3661                             52-1782500
 (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number)            Identification Number)

                       1275 HARBOR BAY PARKWAY, SUITE 100
                               ALAMEDA, CA 94502
                                 (510) 864-8800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   HONG L. LU
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                UTSTARCOM, INC.
                       1275 HARBOR BAY PARKWAY, SUITE 100
                               ALAMEDA, CA 94502
                                 (510) 864-8800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

              STEVEN E. BOCHNER, ESQ.                               ALAN F. DENENBERG, ESQ.
               STEVEN L. BERSON, ESQ.                                 Shearman & Sterling
               CARMEN C. CHANG, ESQ.                                  1550 El Camino Real
          Wilson Sonsini Goodrich & Rosati                         Menlo Park, CA 94025-4100
              Professional Corporation                                   (650) 330-2200
                 650 Page Mill Road
              Palo Alto, CA 94304-1050
                   (650) 493-9300

                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for same offering. / / __________

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                           PROPOSED MAXIMUM
                                                          AGGREGATE OFFERING            AMOUNT OF
 TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED            PRICE(1)              REGISTRATION FEE
Common Stock, $0.00125 par value.....................        $125,000,000                $33,000

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    THIS REGISTRATION STATEMENT CONTAINS TWO SEPARATE PROSPECTUSES. THE FIRST PROSPECTUS RELATES TO A PUBLIC OFFERING OF SHARES OF COMMON STOCK IN THE UNITED STATES AND CANADA (THE "U.S. PROSPECTUS"). THE SECOND PROSPECTUS RELATES TO A CONCURRENT OFFERING OF COMMON STOCK OUTSIDE THE UNITED STATES AND CANADA (THE "INTERNATIONAL PROSPECTUS"). THE U.S. PROSPECTUS AND THE INTERNATIONAL PROSPECTUS ARE IDENTICAL IN ALL RESPECTS, OTHER THAN THE FRONT COVER PAGE, THE "UNDERWRITING" SECTION AND THE BACK COVER PAGE. THE ALTERNATE PAGES FOR THE INTERNATIONAL PROSPECTUS APPEAR IN THIS REGISTRATION STATEMENT IMMEDIATELY FOLLOWING THE COMPLETE U.S. PROSPECTUS.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED       , 2000

P_R_O_S_P_E_C_T_U_S

                                      SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

        This is UTStarcom, Inc.'s initial public offering of common stock. The
U.S. underwriters are offering     shares in the United States and Canada and
the international managers are offering
shares outside the United States and Canada.

        We expect the public offering price to be between $       and $
per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the common stock will trade on the Nasdaq National Market under the symbol "UTSI."

        INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                               -----------------

                                                                       PER SHARE            TOTAL
                                                                       ---------            -----
        Public offering price......................................      $                  $
        Underwriting discount......................................      $                  $
        Proceeds, before expenses, to UTStarcom, Inc. .............      $                  $

        The U.S. underwriters may also purchase up to an additional shares from UTStarcom at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an
additional             shares from UTStarcom.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares of common stock will be ready for delivery in New York, New
York on or about         , 2000.

                               ------------------

MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                                                      U.S. BANCORP PIPER JAFFRAY
                                  ------------

               The date of this prospectus is             , 2000.

                           [INSIDE FRONT COVER PAGE]

PHOTOGRAPHS, DESCRIPTIONS AND CAPTIONS

    1. Top: Color photos of radio port controller, indoor radio port, outdoor radio port, remote subscriber terminal and handset.

    Caption: Airstar City-Wide Wireless Mobile Phone System. Our Personal Access System allows service providers that operate wireless networks to provide cost-effective voice and data services for several hundred thousand subscribers.

    2. Middle: Color photos of AN-2000 access node and OMUX optical multiplexor.

    Caption: AN-2000 / OMUX. Our standards-based AN-2000 system and OMUX product allow service providers to offer voice and high-speed data broadband services.

    3.  Bottom: Color photo of WACOS IP-based switching system.

    Caption: WACOS IP-Based Multi-Service Switching System. Our WACOS system provides IP-based switching services in multiple networks.

    4.  Bottom left: UTStarcom logo.

                     [INSIDE GATE-FOLD OF FRONT COVER PAGE]

IMAGES, DIAGRAM, DIAGRAM DESCRIPTIONS AND CAPTIONS.

    1.  Top left: UTStarcom logo.

    2.  Top caption: COMMUNICATIONS ACCESS NETWORK SOLUTIONS.

    3. Center: Diagram of a linked communications network depicting our AN-2000, Airstar and WACOS systems.

    4. Center left: Diagram of an AN-2000 deployment. A long distance switch connects to a central office switch over a standard digital interface. The central office switch connects to a remotely located AN-2000 central office terminal over a standard digital interface. Internet and data services connect to the same central office terminal over a standard digital interface. The central office terminal connects to two AN-2000 remote terminals. The connections are made through a high performance robust digital transmission technology, known as SDH. A computer using our Netman software is connected to and manages the central office terminal and the remote terminals. The remote terminals connect to subscribers to provide telephone and data services.

    5. Center middle: Diagram of an Airstar deployment. A long distance switch connects to a central office switch over a standard digital interface. A second long distance switch connects to a second central office switch over a standard digital interface. The two central office switches connect to two separate Personal Access System, or PAS, remote terminals. Internet and data services connect to one of the PAS remote terminals over a standard digital interface. An air traffic controller connects to each of the PAS remote terminals to provide wireless channel and traffic-mobility management throughout the system. A computer using our Netman software is connected to and manages the air traffic controller and the PAS remote terminals. The PAS remote terminals connect to radio ports over a standard digital interface. The radio ports provide wireless city-wide mobile phone, fixed wireless voice and wireless mobile data services.

    6. Center right: Diagram of a WACOS deployment. A long distance switch is connected over legacy telephony protocols to the local access network through a WACOS public switched telephone network gateway. Internet services are connected to the local access network through the WACOS Internet gateway. A WACOS standard digital protocol wireless gateway and a WACOS broadband gateway are located on the access network. The gateways connect with the Airstar and AN-2000 systems to provide wireless and wireline voice, data and Internet services. The gateways also allow for large-scale wireless mobile phone service, voice over IP and broadband access. An operational support system provides customer care, billing and management capabilities.

                            [INSIDE BACK COVER PAGE]

IMAGES, A MAP AND CAPTIONS

    1.  Top left: UTStarcom Logo

    Caption: Locations and Customers

    2. Map of Asia. Red dots depict the location of UTStarcom installations. Blue dots depict the location of UTStarcom offices. Colored shading on the map depicts estimated telecommunications service revenues.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      5
Forward-Looking Statements..................................     22
Use of Proceeds.............................................     23
Dividend Policy.............................................     23
Capitalization..............................................     24
Dilution....................................................     25
Selected Consolidated Financial Data........................     27
Selected Pro Forma Combined Financial Data..................     29
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     30
Business....................................................     40
Management..................................................     57
Related Party Transactions..................................     65
Principal Stockholders......................................     68
Description of Capital Stock................................     70
Material United States Federal Tax Consequences to
  Non-United States Holders.................................     73
Shares Eligible for Future Sale.............................     76
Underwriting................................................     78
Legal Matters...............................................     82
Experts.....................................................     82
Where You Can Find More Information.........................     82
Index to Financial Statements and Financial Information.....    F-1

                           INFORMATION IN PROSPECTUS

    In this prospectus, references to and statements regarding China refer to the People's Republic of China, excluding Hong Kong, Macau and Taiwan, references to "U.S. dollars," or "$" are to United States Dollars, and references to "Renminbi" are to Renminbi, the legal currency of China.

    Unless specifically stated, information in this prospectus gives effect to a 2-for-1 stock split effected in December 1999 and assumes:

    - an exchange rate of 8.3 Renminbi for one U.S. dollar;

    - all outstanding shares of our preferred stock have been converted into an aggregate of 69,762,112 shares of common stock; and

    - the underwriters will not exercise their over-allotment option and no other person will exercise any other outstanding options or warrants.

    You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Information contained on our Web site is not part of this prospectus. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

    UTStarcom is registered as a trademark in the United States. UTStarcom, Airstar and WLL are registered as trademarks in China. This prospectus also includes product names, trade names and trademarks of other companies. All other product names, trade names and trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND THE FINANCIAL DATA AND RELATED NOTES, BEFORE MAKING AN INVESTMENT DECISION.

                                UTSTARCOM, INC.

    We provide communications equipment for service providers that operate wireless and wireline networks in rapidly growing communications markets. Our integrated suite of network access systems, optical transmission products and subscriber terminal products allows service providers to offer efficient and scalable voice, data and Internet access services. Service providers can easily integrate our standards-based systems into their existing networks and deploy our systems in new broadband, Internet Protocol and wireless network rollouts. To date, substantially all of our sales have been to service providers in China.

    China has one of the fastest growing communications markets in the world. Growth in China's communications equipment and services markets is being driven by the government's commitment to infrastructure build-out, pent-up demand for communications services and robust economic growth. According to 1998 statistics from the International Telecommunication Union, China has only 7.0 phone lines per 100 people. In comparison, the United States has approximately 66.1 phone lines per 100 people. China's low telephone penetration rate combined with its population of 1.2 billion presents a significant market opportunity for providers of voice and data communications services and equipment. Furthermore, the number of Internet subscribers within China is expected to dramatically increase, resulting in further infrastructure buildout for data services and increased demand for communications equipment capable of providing those services.

    Service providers in China often require network solutions with a suite of integrated products that address all of their access needs, including wireline and wireless, voice and data. These comprehensive product offerings enable service providers to quickly, and with minimal incremental investment, address the changing communications demands of their subscribers. In addition, given the rapid growth in China's emerging communications market, network solutions must be efficient and scalable so that the same architecture can provide an affordable entry level solution for hundreds of subscribers yet economically scale to hundreds of thousands of subscribers. Additionally, service providers in China often require vendors to continually develop products to meet evolving market needs and to have an extensive local service, support and manufacturing presence. Our wireless and wireline access and switching systems are designed to deliver the following key benefits to service providers:

    INTEGRATED, COMPREHENSIVE PRODUCT OFFERING. By offering communications systems that link the backbone network, access network and subscribers' premises, we supply service providers with solutions that enable them to quickly deploy services to subscribers. Furthermore, as subscriber needs evolve from voice to data, we offer solutions to meet these needs.

    FLEXIBILITY FOR VOICE AND DATA SERVICES. We have designed our systems to offer a high degree of flexibility in terms of the number of subscribers and types of traffic delivered to those subscribers. This flexibility is particularly important in China as the communications services market is undergoing rapid change and growth. Our access systems allow service providers to quickly and cost-effectively implement upgrades for new services, including high-speed data services, compared to alternative solutions which may require the purchase of an entirely new system to provide these services.

    LEADING PRICE AND PERFORMANCE SOLUTION. We have designed our systems so that service providers in developing markets such as China can quickly deploy multiple services from our platform in a cost-effective manner. By delivering a modular system, we allow service providers to purchase only the functionality and capacity needed and to purchase additional functionality and capacity over time as subscriber demand warrants. Furthermore, as demand for communications services in China grows, our scalable systems will allow service providers to scale up from a small initial subscriber base to hundreds of thousands of subscribers in a cost-effective and efficient manner.

    STANDARDS-BASED ARCHITECTURE. We have designed our systems to comply with key international open communication standards for multi-vendor interoperability. Our standards-based systems incorporate open interfaces that allow service providers to connect our products to equipment from multiple vendors and thus integrate multiple voice and data traffic types within one system. Our compliance with open standards lowers costs by permitting service providers to shorten evaluation times and eases integration of our products with other systems in the service providers' networks.

    LOCAL PRESENCE. We have established a strong local presence in China that allows us to be responsive to the needs of service providers and their subscribers. We manufacture the majority of our products at two facilities located in the cities of Huizhou in Guangdong province and Hangzhou in Zhejiang province that are owned by joint ventures between us and the affiliates of corresponding provincial Posts and Telecommunications Administrations, or PTAs. By using local facilities in China, we have helped create new jobs within the provinces and have strengthened our relationships with the PTAs in some of China's most modernized and rapidly growing provinces. We also maintain nine sales and customer support sites in China that allow us to deploy a customer support representative anywhere in China within 24 hours. Additionally, we have developed relationships at the national, provincial and local levels which provide us with a continuous flow of information on market changes and insight into unique service provider needs and related opportunities.

    Our objective is to be a leading provider of broadband, Internet Protocol, or IP, and wireless network equipment to high growth communications markets. The principal elements of our strategy are as follows:

    - leverage our installed base of wireless and wireline access systems as demand for broadband and high-speed data services grows in China;

    - continue to develop products and technologies for market-driven solutions and penetrate the emerging IP-based switching market;

    - further capitalize on China's low penetration rate and increasing demand for communications services by increasing our sales, support and development staff and delivering new products and technologies; and

    - leverage our success in China to address other high-growth markets.

    Service providers have installed over 900,000 lines of our Airstar wireless access system, which we believe is the most widely deployed wireless local access system in China. Over 1.2 million lines of our wireline AN-2000 access system have been deployed in China, including installations in the six largest regional communications markets. Our OMUX product provides optical transmission and is often bundled with our Airstar and AN-2000 systems. The OMUX is currently installed as a stand-alone or bundled product at over 5,000 locations for over 200 communications service providers. Our newest product, WACOS, is targeted at the emerging broadband, IP-based switching and wireless markets.

    We incorporated in Delaware as Unitech Industries Inc. in 1991. In 1994, we changed our name to Unitech Telecom, Inc. In 1995, we acquired StarCom Network Systems, Inc. and changed our name to UTStarcom, Inc. Our principal executive offices are located at 1275 Harbor Bay Parkway, Alameda, California, and our telephone number is (510) 864-8800.

                                  THE OFFERING

Common stock offered:

  U.S. offering.........................           shares

  International offering................           shares

    Total...............................           shares

Common stock to be outstanding after
  this offering.........................           shares

Use of proceeds.........................           We intend to use the proceeds from this offering for
                                                   general corporate purposes, including research and
                                                   development, expansion of our sales and marketing
                                                   organization and working capital. We may also use a
                                                   portion of the proceeds from this offering to acquire
                                                   or invest in complementary businesses, technologies
                                                   or products.

Proposed Nasdaq National Market
  symbol................................           UTSI

----------

    The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of December 14, 1999 and excludes:

    - 18,856,646 shares of common stock authorized for issuance under our stock option plans, under which options to purchase 12,431,342 shares were outstanding and 4,266,926 shares were available for grant as of December 14, 1999;

    - 532,000 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of December 14, 1999 at a weighted average exercise price of $6.025 per share; and

    - an option held by Intel Pacific, Inc. to purchase up to 615,210 shares of our Series F preferred stock at a price of $8.1273 per share. This option expires on January 13, 2000.

                             SUMMARY FINANCIAL DATA

    The summary financial data below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, the unaudited pro forma combined financial information and the related notes included elsewhere in this prospectus.

                                                                                                            NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                               SEPTEMBER 30,
                                  -------------------------------------------------------------------   -------------------------
                                     1994          1995          1996          1997          1998          1998          1999
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                                                                        (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net sales.......................    $ 3,941      $ 10,006      $ 35,542      $ 75,597      $ 105,167     $ 79,878      $ 124,701
Gross profit....................      1,625         5,717        13,220        26,802         39,921       31,208         52,024
Operating income (loss).........       (512)       (8,979)        1,237        (2,677)         3,874        4,977         11,805
Net income (loss) applicable to
  common stock..................       (487)       (9,841)         (310)          390            473        2,506         10,236
Earnings (loss) per share(1):
  Basic.........................    $ (0.18)     $  (2.40)     $  (0.04)     $   0.05      $    0.06     $   0.32      $    1.19
  Diluted.......................    $ (0.18)     $  (2.40)     $  (0.04)     $   0.05      $    0.01     $   0.03      $    0.14
Shares used in per share
  calculations(1):
  Basic.........................      2,651         4,108         8,344         7,320          7,582        7,792          8,640
  Diluted.......................      2,651         4,108         8,344         7,320         77,050       76,220         73,532

                                                                   YEAR ENDED          NINE MONTHS ENDED
                                                              DECEMBER 31, 1998(2)   SEPTEMBER 30, 1999(2)
                                                              --------------------   ---------------------
                                                                              (UNAUDITED)
PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA:
Net sales...................................................        $105,167               $124,701
Gross profit................................................          39,921                 52,024
Operating income (loss).....................................            (621)                 9,905
Net income (loss)                                                     (3,277)                 9,992
Pro forma earnings (loss) per share:
  Basic.....................................................           (0.04)                  0.13
  Diluted...................................................           (0.04)                  0.12
Shares used in per share calculations:
  Basic.....................................................          76,051                 79,013
  Diluted...................................................          76,051                 84,947

                                                                 SEPTEMBER 30, 1999
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(3)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents(4)................................  $ 35,275      $
Working capital.............................................    65,464
Total assets................................................   176,683
Total short-term debt.......................................    42,324
Total stockholders' equity..................................    79,924

-------------
(1) Based on the number of shares outstanding as of September 30, 1999. Excludes
    (i) 13,621,534 shares of common stock authorized for issuance under our stock option plans, under which options to purchase 11,451,990 shares were outstanding as of September 30, 1999 with a weighted average exercise price of $2.21 per share and 153,140 shares were available for grant and
    (ii) 532,000 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of September 30, 1999 with a weighted average exercise price of $6.025 per share.

(2) Adjusted to reflect:

    - the issuance of 6,152,106 shares of Series F preferred stock at $8.1273 per share in November and December 1999 in connection with a private round of financing;

    - the issuance of 4,523,700 shares of Series G preferred stock in December 1999 in connection with our acquisition of Wacos Inc.; and

    - to give effect to the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering.

(3) Adjusted to reflect the receipt of the estimated net proceeds from the sale
    of             shares of common stock offered by this prospectus at an
    assumed initial public offering price of $   per share, after deducting the
    estimated underwriting discount and estimated offering expenses.

(4) Includes restricted cash of $14,292 as of September 30, 1999.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING A DECISION TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND RELATED NOTES.

                         RISKS RELATING TO OUR COMPANY

OUR FUTURE SALES ARE UNPREDICTABLE, OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE FROM QUARTER TO QUARTER, AND IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR STOCK PRICE COULD DECLINE SIGNIFICANTLY

    Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate in the future due to a variety of factors, some of which are outside of our control. Factors that may affect our future operating results include:

    - the timing, number and size of orders for our products, as well as the relative mix of orders for each of our products, particularly the volume of lower margin telephone handsets;

    - the evolving and unpredictable nature of the economic, regulatory and political environments in China and other countries in which we market or plan to market our products;

    - aggressive price reductions by our competitors;

    - currency fluctuations;

    - market acceptance of our products and product enhancements;

    - the lengthy and unpredictable sales cycles associated with sales of our products combined with the impact of this variability on our suppliers' ability to provide us with components on a timely basis; and

    - longer collection periods of accounts receivable in China and other countries.

    The limited performance history of some of our products, our limited forecasting experience and processes and the emerging nature of our target markets make forecasting our future sales and operating results difficult. Our expense levels are based, in part, on our expectations regarding future sales, and these expenses are largely fixed, particularly in the short term. In addition, to enable us to promptly fill orders, we maintain inventories of finished goods, components and raw materials. As a result, we commit to considerable costs in advance of anticipated sales. In the past, a substantial portion of our sales in each quarter resulted from orders received and shipped in that quarter, and we have operated with a limited backlog of unfilled orders. Accordingly, we may not be able to reduce our costs in a timely manner to compensate for any unexpected shortfall between forecasted and actual sales. Any significant shortfall of sales may require us to maintain higher levels of inventories of finished goods, components and raw materials than we require, thereby increasing our risk of inventory obsolescence and corresponding inventory write-downs and write-offs. Although we have reserved against inventory obsolescence, we cannot guarantee that these reserves will be adequate to offset such write-downs or write-offs.

    Due to these and other factors, our future sales, costs, expenses and results of operations are likely to vary significantly from period to period. As a result, period to period comparisons of our operating results are not necessarily meaningful or indicative of future performance. Furthermore, it is likely that in some future quarters our operating results will fall below the expectations of public market analysts or investors. If this occurs, the trading price of our common stock could decline.

WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT

    As of September 30, 1999, we had an accumulated deficit of approximately $4.9 million. We anticipate continuing to incur significant sales and marketing, research and development and general and administrative expenses and, as a result, we will need to continue to generate higher revenues to sustain profitability. Numerous factors could negatively impact our results of operations, including a decrease in sales, price pressures and a fixed cost structure which could limit our ability to respond to declining revenues. Although our sales have grown in recent quarters, our past results should not be relied on as indications of our future performance. We cannot assure you that we will be able to remain profitable in future periods.

COMPETITION IN OUR MARKETS MAY LEAD TO REDUCED PRICES, REVENUES AND MARKET SHARE

    We face intense competition in our target markets and expect competition to increase. Our principal competitors for our different product lines include the following:

    - AIRSTAR SYSTEM: Alcatel Alsthom CGE, S.A.; Ericsson LM Telephone Co.; Huawei Technology Co., Ltd.; Lucent Technologies, Inc.; Motorola, Inc.; NEC Corporation; Siemens AG; and Zhongxing Telecommunications Equipment.

    - AN-2000 AND OMUX: Advanced Fibre Communications, Inc.; Alcatel; Bosch Telecom GmbH; ECI Telecom Ltd.; Ericsson; Fujitsu Limited; Huawei; Lucent; NEC; Nokia Corporation; Shanghai Bell Alcatel Mobile Communication; Siemens; and Zhongxing.

    - WACOS SYSTEM: Alcatel; Cisco Systems, Inc.; Clarent Corporation; Ericsson; Huawei; Lucent; Motorola; Nokia; Nortel Networks Corporation; Nuera Communications, Inc.; Siemens; Tachion Networks, Inc.; and Vienna Systems Corp.

    We are increasingly facing competition from domestic companies in China and believe that our strongest competition in the future may come from these companies, many of which operate under lower cost structures and more favorable governmental policies and with much larger sales forces than we do. Furthermore, other companies not presently offering competing products may also enter our target markets. Many of our competitors have significantly greater financial, technical, product development, sales, marketing and other resources than we do. Additionally, some competitors may be able to offer significant financing arrangements to service providers, in some cases facilitated by favorable government policies. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties, including our current customers, to increase their ability to produce products that address the needs of service providers in our target markets. Increased competition in our target markets may result in price reductions, reduced gross profit as a percentage of net sales and loss of market share, any one of which could materially adversely affect our business, financial condition and results of operations.

THE SUCCESS OF OUR BUSINESS DEPENDS ON A RELATIVELY SMALL NUMBER OF LARGE SYSTEM DEPLOYMENTS, AND ANY CANCELLATION, REDUCTION OR DELAY IN THESE DEPLOYMENTS COULD HARM OUR BUSINESS

    Our business is characterized by large system deployments for a relatively small number of service providers. In the nine months ended September 30, 1999, two customers accounted for 21.5% and 15.9%, respectively, of our net sales. Our dependence on large system buildouts makes our ability to deploy systems in a timely and cost-effective manner critically important to our business. We have in the past experienced delays and encountered other difficulties in the installation and implementation of our systems. Various factors could cause future delays, including technical problems and the shortage of qualified technicians. Any delays or difficulties in deploying our systems, or the cancellation of any orders by service providers, could significantly harm our business.

WE DO NOT HAVE SOME OF THE LICENSES WE REQUIRE TO SELL OUR NETWORK ACCESS
  PRODUCTS IN CHINA

    Beginning January 1, 1999, China's government required that all telecommunications equipment connected to public or private telecommunications networks within China be approved by the Ministry of Information Industry, or the MII, and the manufacturer of the equipment obtain a network access license for each of its products. The network access license is valid for a period of three years and may be renewed upon application, subject to re-examination by the MII. Sellers are prohibited from selling or advertising for sale equipment for which its manufacturer has not obtained a network access license and may be liable for penalties in an amount up to three times earnings from the sale of any equipment sold beginning January 1, 1999 without a license. In addition, any unlicensed equipment may be required to be removed from the network. The regulations implementing these requirements are not very detailed, have not been applied by a court and may be interpreted and enforced by regulatory authorities in a number of different ways. Accordingly, we have obtained an opinion from our counsel in China as to which licenses we are required to obtain. Based upon this counsel's advice, we believe that we have obtained the required network access licenses for our AN-2000 system and bundled OMUX product. We do not yet have a network access license for our Airstar system, but have applied to the MII for the required license. We have also applied for network access licenses for our stand-alone OMUX product and for other products which we are no longer manufacturing but had previously sold to service providers in China. Network access licenses will be required for any additional products that we may develop for sale in China, including our WACOS system. Based upon verbal inquiries made by our counsel in China to the MII, we believe that for products which we sold before January 1, 1999, such as the Airstar system, no penalties will be imposed by the MII for sales we have made or will make during the period an application is pending. Our counsel in China has advised us that China's governmental authorities, including the MII, or courts may interpret or apply the regulations with respect to which licenses are required and the ability to sell a product while an application for the product license is pending differently. Failure to obtain the required licenses could require us to remove previously installed equipment and would prohibit us from making further sales of the product, which could have a material adverse effect on our business, financial condition and results of operations.

OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO COLLECT PAYMENTS FROM OUR CUSTOMERS ON A TIMELY BASIS

    Our customers often must make a significant commitment of capital to purchase our products. As a result, any downturn in a customer's business or its failure to pay on a timely basis could materially adversely affect our business, financial condition and results of operations. In particular, accounts receivable collection cycles historically tend to be much longer in China than in other markets. The failure of any of our customers to make timely payments could require us to write-off accounts receivable or increase our accounts receivable reserves, either of which could adversely affect our business, financial condition and results of operations.

A DECLINE IN BUSINESS ACTIVITY DURING CHINA'S LUNAR NEW YEAR MAY RESULT IN DECREASED SALES DURING OUR FIRST QUARTER

    Business activity in China declines considerably during the first quarter of each year in observance of the Lunar New Year. As a result, sales during the first quarter of our fiscal year have in the past typically not exceeded, and we expect that in the future will not exceed, sales during the fourth quarter of the preceding year. We will continue to face this seasonality in the future and do not have the ability to forecast with any degree of certainty the impact of the decreased business activity during the Lunar New Year on our sales and operating results.

OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND TO COMPETE EFFECTIVELY, WE MUST CONTINUALLY INTRODUCE NEW PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE

    The emerging market for communications equipment in developing countries is characterized by rapid technological developments, frequent new product introductions and evolving industry and regulatory standards. Our success will depend in large part on our ability to enhance our network access and switching technologies and develop and introduce new products and product enhancements that anticipate changing service provider requirements and technological developments. We may need to make substantial capital expenditures and incur significant research and development costs to develop and introduce new products and enhancements. If we fail to timely develop and introduce new products or enhancements to existing products that effectively respond to technological change, our business, financial condition and results of operations could be materially adversely affected.

    From time to time, we or our competitors may announce new products or product enhancements, services or technologies that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in inventory obsolescence. Future technological advances in the communications industry may diminish or inhibit market acceptance of our existing or future products or render our products obsolete.

    Even if we are able to develop and introduce new products, we cannot assure you that they will gain market acceptance. Market acceptance of our products will depend on various factors including:

    - our ability to obtain necessary approvals from regulatory organizations;

    - the perceived advantages of the new products over competing products;

    - our ability to attract customers who have existing relationships with our competitors;

    - product cost relative to performance; and

    - the level of customer service available to support new products.

    Specifically, sales of our AN-2000 system outside of China depend, in part, on the adoption of the V5.2 standard in these markets. Additionally, sales of our Personal Access System, or PAS, the mobile component of our Airstar wireless system, will depend in part upon consumer acceptance of the mobility limitations of this service. The introduction of inexpensive wireless telephone service or other competitive services in China may have a material adverse effect on sales of our Airstar systems in China. If our existing or new products fail to achieve market acceptance for any reason, our business, financial condition and results of operations could be materially adversely affected.

OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO DELIVER QUALITY PRODUCTS ON A TIMELY AND COST EFFECTIVE BASIS

    Our operating results depend on our ability to manufacture products on a timely and cost effective basis. In the past, we have experienced reductions in yields as a result of various factors, including defects in component parts and human error in assembly. If we experience a deterioration in manufacturing performance or a delay in production of any of our products, we could experience delays in shipments and cancellations of orders. Moreover, networking products frequently contain undetected software or hardware defects when first introduced or as new versions are released. In addition, our products are often embedded in or deployed in conjunction with service providers' products which incorporate a variety of components produced by third parties. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems or loss of customers, any one of which could harm our business.

    If future demand for our products requires additional manufacturing capacity, we may invest in and build additional manufacturing facilities, most likely in China. However, we cannot assure you that the new manufacturing facilities will attain the same quality or level of efficiencies as our existing facilities. Alternatively, or in addition, we may contract with third party manufacturing facilities over which we may be unable to exercise the same degree of quality control as we can over our own facilities. We currently have no arrangements with any independent manufacturing facility, and we may not be able to obtain independent manufacturing sources on commercially attractive terms if and when needed. Any failure to obtain a sufficient level of high quality manufacturing capacity could result in a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON SOME SOLE SOURCE AND OTHER KEY SUPPLIERS FOR HANDSETS, COMPONENTS AND MATERIALS USED IN OUR PRODUCTS, AND IF THESE SUPPLIERS FAIL TO PROVIDE US WITH ADEQUATE SUPPLIES OF HIGH QUALITY PRODUCTS, OUR COMPETITIVE POSITION, REPUTATION AND BUSINESS COULD BE HARMED

    Some handsets, components and materials used in our products are purchased from a single supplier or a limited group of suppliers. In particular, we rely on a limited number of suppliers to manufacture and supply mobile phone handsets, radios and radio controllers used with our Airstar system. In addition, we obtain various integrated circuits used in our products from sole source suppliers. If any supplier is unwilling or unable to provide us with these components and materials, we may not be able to find alternative sources on favorable terms, in a timely manner, or at all. Our inability to obtain or to develop alternative sources if and as required could result in delays or reductions in manufacturing or product shipments, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. Moreover, if these suppliers delay product shipments or supply us with inferior quality products, our competitive position, reputation and business could suffer.

OUR ABILITY TO SOURCE A SUFFICIENT QUANTITY OF HIGH QUALITY HANDSETS AND OTHER COMPONENTS USED IN OUR PRODUCTS MAY BE LIMITED BY CHINA'S IMPORT RESTRICTIONS AS WELL AS OUR ABILITY TO OBTAIN SUFFICIENT DOMESTIC MANUFACTURING CAPACITY

    We require a significant number of imported components to manufacture our products in China. Imported electronic components are subject to a variety of permit requirements, approval procedures and import duties. Failure to obtain necessary permits or approvals or administrative actions by China's government to limit imports of certain components could adversely affect our ability to manufacture and sell our products in China. In addition, import duties increase the cost of our products and may make them less competitive.

    In particular, an integral component of our Airstar PAS system is the handset used by subscribers to make and receive mobile telephone calls. Currently, a worldwide shortage of handsets exists. Although we have contracted with Japanese vendors to manufacture handsets under the UTStarcom label, we cannot assure you that they will be able to supply adequate quantities of handsets. Moreover, we must pay an import duty on each handset that we import into China, which may result in a competitive cost advantage for our competitors who produce handsets in China. As a result, we are evaluating various manufacturing alternatives within China. Currently, we are in the early stages of negotiations with third parties to manufacture handsets for us in China. We may be unable to enter into arrangements with third parties who are capable of producing adequate quantities of high-quality handsets. We also intend to develop the capacity to manufacture our own handsets. However, we may be unsuccessful in our efforts to do so. Additionally, to comply with manufacturing regulations in China we will need to obtain components for our handsets from local sources. These sources may not be able to produce adequate quantities of components that meet our quality standards. Our inability to obtain a sufficient number of high quality handsets could result in a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO EXPAND OUR DIRECT SALES OPERATION IN CHINA AND INDIRECT DISTRIBUTION CHANNELS ELSEWHERE OR SUCCESSFULLY MANAGE OUR EXPANDED SALES ORGANIZATION, OUR OPERATING RESULTS MAY SUFFER

    Our distribution strategy focuses primarily on developing and expanding our direct sales organization in China and our indirect distribution channels outside of China. We may not be able to successfully expand our direct sales organization in China and the cost of any expansion may exceed the revenue generated from these efforts. Even if we are successful in expanding our direct sales organization in China, we may not be able to compete successfully against the significantly larger and better-funded sales and marketing operations of current or potential competitors. In addition, if we fail to develop relationships with significant international resellers or manufacturers' representatives, or if these resellers or representatives are not successful in their sales or marketing efforts, we may be unsuccessful in our expansion efforts outside China.

WE EXPECT AVERAGE SELLING PRICES OF OUR PRODUCTS TO DECREASE WHICH MAY REDUCE OUR REVENUES, AND, AS A RESULT, WE MUST INTRODUCE NEW PRODUCTS AND REDUCE OUR COSTS IN ORDER TO MAINTAIN PROFITABILITY

    The average selling prices for communications access and switching systems and subscriber terminal products, such as handsets, in China have been declining as a result of a number of factors, including:

    - increased competition;

    - aggressive price reductions by competitors;

    - rapid technological change; and

    - price and performance enhancements.

    We have in the past experienced and expect in the future to experience substantial period-to-period fluctuations in operating results due to declining average selling prices. We anticipate that average selling prices of our products will decrease in the future in response to product introductions by us or our competitors or other factors, including price pressures from customers. Therefore, we must continue to develop and introduce new products and enhancements to existing products that incorporate features that can be sold at higher average selling prices. Failure to do so could cause our revenues and gross profit, as a percentage of net sales, to decline, which could have a material adverse effect on our business, financial condition and results of operations.

    Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to improved gross profit, as a percentage of net sales. In order to be competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products or delivering our products to market in a timely manner. We cannot assure you that any redesign will result in sufficient cost reductions to allow us to reduce the prices of our products to remain competitive or to improve or maintain our gross profit, as a percentage of net sales.

SERVICE PROVIDERS SOMETIMES EVALUATE OUR PRODUCTS FOR LONG AND UNPREDICTABLE PERIODS WHICH CAUSES THE TIMING OF PURCHASES AND OUR RESULTS OF OPERATIONS TO BE UNPREDICTABLE

    The period of time between our initial contact with a service provider and the receipt of an actual purchase order may span a year or more. During this time, service providers may subject our products to an extensive and lengthy evaluation process before making a purchase. The length of these qualification processes may vary substantially by product and service provider, making our results of operations unpredictable. We may incur substantial sales and marketing expenses and expend significant management effort during this process, which ultimately may not result in a sale. These qualification processes often make it difficult to obtain new customers, as service providers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources.

OUR INABILITY TO EXERCISE COMPLETE CONTROL OVER OUR SUBSIDIARIES MAY BE DETRIMENTAL TO OUR BUSINESS

    A considerable portion of our operations is and will continue to be conducted through direct and indirect subsidiaries. For example, we own an 88% interest in a joint venture which operates the Zhejiang manufacturing facility and a 51% interest in a joint venture which operates the Guangdong manufacturing facility. Under China law governing Sino-foreign joint ventures, equity holders exercise rights primarily through the board of directors, which constitutes the highest authority of the joint venture. Under China law, some significant corporate actions require unanimous approval of the board of directors, such as:

    - amendment of the Articles of Association of the joint venture;

    - liquidation or dissolution of the joint venture;

    - any increase, decrease or transfer of equity interests of any party to the joint venture; and

    - a merger of the joint venture with another economic entity.

    As a result, even though we may own a majority interest in a joint venture, we do not have sole power to control all of the policies and decisions of these jointly-owned subsidiaries. In particular, although we own a majority of the Guangdong joint venture, we are only entitled to appoint a minority of the directors to the joint venture's board of directors.

    Our operating results and cash flow depend on the operating results and cash flow of our subsidiaries and the payment of funds by those subsidiaries to us. These subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay dividends or otherwise provide financial benefits to us. Moreover, with respect to our Guangdong manufacturing joint venture, any payment of dividends to us must be agreed to by our joint venture partner, whose interests in receiving dividend distributions may not coincide with ours. In addition, applicable law in some countries including China limits the ability of a subsidiary to pay dividends for various reasons including the absence of sufficient distributable reserves. In the event of any insolvency, bankruptcy or similar proceedings, creditors of the subsidiaries would generally be entitled to priority over us with respect to assets of the affected subsidiary. In addition, because our joint venture partners in both Zhejiang and Guangdong provinces are affiliated with the provincial Posts and Telecommunications Administrations, or PTAs, that operate the telecommunication networks in these areas, if we fail to maintain these joint ventures, sales to customers located in the jurisdictions of these PTAs may decrease. A reduction in sales in those areas could have a material adverse effect on our business, financial condition and results of operations.

OUR MULTI-NATIONAL OPERATIONS SUBJECT US TO VARIOUS ECONOMIC, POLITICAL, REGULATORY AND LEGAL RISKS

    We market and sell our products in China and other markets. The expansion of our existing multi-national operations and entry into additional international markets will require significant management attention and financial resources. Multi-national operations are subject to inherent risks, including:

    - difficulties in designing products that are compatible with varying international communications standards;

    - longer accounts receivable collection periods and greater difficulty in accounts receivable collection;

    - unexpected changes in regulatory requirements;

    - changes to import and export regulations, including quotas, tariffs and other trade barriers;

    - delays or difficulties in obtaining export and import licenses;

    - potential foreign exchange controls and repatriation controls on foreign earnings;

    - exchange rate fluctuations and currency conversion restrictions;

    - the burdens of complying with a variety of foreign laws and regulations;

    - difficulties and costs of staffing and managing multi-national operations;

    - reduced protection for intellectual property rights in some countries;

    - potentially adverse tax consequences; and

    - political and economic instability.

    In markets outside of China, we rely on a number of original equipment manufacturers, or OEMs, and third-party distributors and agents to market and sell our network access products. If these OEMs, distributors or agents fail to provide the support and effort necessary to service developing markets effectively, our ability to maintain or expand our operations outside of China will be materially affected. We cannot assure you that we will successfully compete in these markets, that our products will be accepted or that the risks associated with international transactions will not adversely affect our business, financial condition and results of operations.

    Our international sales are generally denominated in local currencies. Due to the limitations on converting Renminbi, we are limited in our ability to engage in currency hedging activities in China. We do not currently engage in currency hedging activities with respect to any other currencies. Although the impact of currency fluctuations to date has been insignificant, we cannot guarantee that fluctuations in currency exchange rates in the future will not have a material adverse effect on revenues from international sales and, correspondingly, on our business, financial condition and results of operations.

OUR FAILURE TO MEET INTERNATIONAL AND GOVERNMENTAL PRODUCT STANDARDS COULD BE DETRIMENTAL TO OUR BUSINESS

    Many of our products are required to comply with numerous government regulations and standards, which vary by market. As standards for products continue to evolve, we will need to modify our products or develop and support new versions of our products to meet emerging industry standards, comply with government regulations and satisfy the requirements necessary to obtain approvals. The products we sell or manufacture within China must comply with the technical standards stipulated by the MII. In international markets outside of China, our products must comply with recommendations issued by the International Telecommunications Union and requirements established by the respective regional service providers which specify the technical standards for equipment connected to the networks they operate. Our inability to obtain regulatory approval and meet established standards could delay or prevent entrance into or force departure from markets and materially adversely affect our business, financial condition and results of operations.

OUR RECENT GROWTH HAS STRAINED OUR RESOURCES, AND IF WE ARE UNABLE TO MANAGE AND SUSTAIN OUR GROWTH, OUR OPERATING RESULTS WILL BE NEGATIVELY AFFECTED

    We have recently experienced a period of rapid growth and anticipate that we must continue to expand our operations to address potential market opportunities. Our expansion has placed and will continue to place a significant strain on our management, operational, financial and other resources. Many of the members of our management team have limited experience in the management of rapidly growing companies. To manage our growth effectively, we will need to take various actions, including:

    - enhancing management information systems and forecasting procedures;

    - further developing our operating, administrative, financial and accounting systems and controls;

    - maintaining close coordination among our engineering, accounting, finance, marketing, sales and operations organizations;

    - expanding, training and managing our employee base; and

    - expanding our finance, administrative and operations staff.

    If we fail to implement or improve systems or controls or to manage any future growth and expansion effectively, our business, financial condition and results of operations could suffer.

OUR SUCCESS IS DEPENDENT ON CONTINUING TO HIRE AND RETAIN QUALIFIED PERSONNEL, AND IF WE ARE NOT SUCCESSFUL IN ATTRACTING AND RETAINING THESE PERSONNEL, OUR BUSINESS MAY BE HARMED

    The success of our business depends in significant part upon the continued contributions of key technical and senior management personnel, many of whom would be difficult to replace. In particular, our success depends in large part on the knowledge, expertise and services of Hong Liang Lu, our President and Chief Executive Officer, and Ying Wu, our Executive Vice President and Chief Executive Officer of China Operations. The loss of any key employee, the failure of any key employee to perform satisfactorily in his or her current position or our failure to attract and retain other key technical and senior management employees could have a material adverse effect on our business, financial condition and results of operations.

    To effectively manage our recent growth as well as any future growth, we will need to recruit, train, assimilate, motivate and retain qualified employees. Competition for qualified employees is intense, and the process of recruiting personnel with the combination of skills and attributes required to execute our business strategy can be difficult, time-consuming and expensive. We are actively searching for research and development engineers and sales and marketing personnel, who are in short supply. Additionally, we have a need for and have experienced difficulty in finding qualified accounting personnel knowledgeable in U.S. and China accounting standards. The failure to attract, hire, assimilate or retain qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

    Competitors and others have in the past and may in the future attempt to recruit our employees. In addition, companies in the communications industry whose employees accept positions with competitors frequently claim that the competitors have engaged in unfair hiring practices. We may be the subject of these types of claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation and disruption to our operations. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

ANY ACQUISITIONS THAT WE UNDERTAKE COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE OUR STOCKHOLDERS AND HARM OUR OPERATING RESULTS

    We recently acquired Wacos, Inc., a research and development subsidiary, through a merger. We continually evaluate additional acquisition prospects that would complement our existing product offerings, augment our market coverage, enhance our technological capabilities, or that may otherwise offer growth opportunities. Acquisitions of other companies may result in dilutive issuances of equity securities, the incurrence of debt and the amortization of expenses related to goodwill and other intangible assets, any of which could materially adversely affect our business, financial condition and results of operations. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations, technologies, products and personnel of the acquired company, diversion of management's attention from other business concerns, risks of entering markets in which we have no direct or limited prior experience, and the potential loss of key employees of ours and the acquired company.

WE MAY EXPERIENCE DIFFICULTY IN IDENTIFYING, FORMING AND MAINTAINING NEW BUSINESS VENTURES THAT ARE IMPORTANT TO THE DEVELOPMENT OF OUR BUSINESS

    We have invested, and expect to continue to invest, significant capital in new business ventures. We cannot assure you that we will be able to continue to identify suitable parties for new ventures in the future. The failure to form or maintain new ventures could significantly limit our ability to expand our operations and could have a material adverse effect on our business, financial condition and results of operations. These new ventures or investments require significant management time, involve a high degree of risk and will present significant challenges. We cannot assure you that these activities will be successful, that we will realize appropriate returns on these activities or that, if any venture or investment fails, it will not have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY AND MAY BE SUBJECT TO CLAIMS THAT WE INFRINGE THE INTELLECTUAL PROPERTY OF OTHERS, EITHER OF WHICH COULD SUBSTANTIALLY HARM OUR BUSINESS

    We rely on a combination of patents, copyrights, trade secret laws and contractual obligations to protect our technology. Although we have applied for several patents in the United States, one of which has issued, as well as in other countries, we cannot assure you that any additional patents will issue as a result of pending patent applications or that our issued patents will be upheld. Moreover, we have not yet obtained patents in China. We can give no assurance that we will be able to obtain patents in China on our products or the technology that we use to manufacture our products. Our joint ventures in China rely upon our trademarks, technology and know-how to manufacture and sell our products. We cannot guarantee that these and other intellectual property protection measures will be sufficient to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours. In addition, the legal systems of many foreign countries, including China, do not protect intellectual property rights to the same extent as the legal system of the United States. If we are unable to adequately protect our proprietary information, our business, financial condition and results of operations could be materially adversely affected.

    The increasing dependence of the communications industry on proprietary technology has resulted in frequent litigation based on allegations of the infringement of patents and other intellectual property. In the future we may be subject to litigation to defend against claimed infringements of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation also may be necessary to enforce and protect our trade secrets and other intellectual property rights. Any intellectual property litigation could be costly and could cause diversion of management's attention, either of which could have a material adverse effect on our business, financial condition and results of operations. Adverse determinations in any litigation could result in the loss of our proprietary rights, subject us to significant liabilities or require us to seek licenses from third parties which may not be available on commercially reasonable terms, if at all. We could also be subject to court orders preventing us from manufacturing or selling our products. Any one of the above events could have a material adverse effect on our business, financial condition and results of operations.

PROBLEMS RELATED TO YEAR 2000 ISSUE COULD HARM OUR BUSINESS

    The potential for software failures due to processing errors from calculations using the year 2000 date is a known risk. We recognize the need to ensure that our operations and products will not be adversely impacted by year 2000 software failures. We have established procedures for evaluating and managing the risks and costs associated with this problem and believe that our internal computer systems, including our accounting, sales and technical support automation systems, are currently year 2000 compliant. The failure to address this issue adequately and in a timely fashion could have a material adverse effect on our business, financial condition and results of operations. Furthermore, we cannot guarantee that the systems of other companies on which our systems and operations rely will be year 2000 compliant. Even if our internal systems are not materially affected by the year 2000 issue, our business could be affected through disruptions in the operation of the entities with which we interact.

                            RISKS RELATING TO CHINA

    Sales in China account for substantially all of our sales. Approximately $102.9 million, or 97.9%, of our sales in 1998, and $124.2 million, or 99.6% of our sales in the nine months ended September 30, 1999, occurred in China. Additionally, a substantial portion of our fixed assets are located in China. Of our total fixed assets, approximately 46.4% as of December 31, 1998 and 46.5% as of September 30, 1999 were in China. We expect to make further investments in China in the future. Therefore, our business, financial condition and results of operations are to a significant degree subject to economic, political and social events in China.

DEVALUATION IN THE VALUE OF THE RENMINBI AND FLUCTUATIONS IN EXCHANGE RATES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

    We purchase substantially all of our materials in the United States and Japan and a significant portion of our cost of goods sold is incurred in U.S. dollars and Japanese yen. A significant portion of our operating expenses are incurred in U.S. dollars. At the same time, most of our sales are denominated in Renminbi. The value of the Renminbi is subject to changes in China's governmental policies and to international economic and political developments. Although the official exchange rate for the conversion of Renminbi to U.S. dollars has remained stable, with the Renminbi appreciating slightly against the U.S. dollar since 1994, the exchange rate experienced significant volatility prior to 1994 including periods of sharp devaluation. There can be no assurance that exchange rates will not become volatile or that the Renminbi will not devalue again against the U.S. dollar. Exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.

    In the past, financial markets in many Asian countries have experienced severe volatility and, as a result, some Asian currencies have experienced significant devaluation from time to time. The devaluation of some Asian currencies may have the effect of rendering exports from China more expensive and less competitive and therefore place pressure on China's government to devalue the Renminbi. Due to the limitations on the convertibility of Renminbi, we are limited in our ability to engage in currency hedging activities in China and do not currently engage in currency hedging activities with respect to international sales outside of China. There can be no assurance that China's government will not devalue the Renminbi in the future. Any devaluation of the Renminbi could result in an increase in volatility of Asian currency and capital markets. Future volatility of Asian financial markets could have an adverse impact on our ability to expand our product sales into Asian markets outside of China.

CURRENCY RESTRICTIONS IN CHINA MAY LIMIT THE ABILITY OF OUR CHINA AFFILIATES TO OBTAIN FOREIGN CURRENCY NECESSARY FOR THE PURCHASE OF IMPORTED COMPONENTS AND MAY LIMIT OUR ABILITY TO OBTAIN FOREIGN CURRENCY IN EXCHANGE FOR RENMINBI EARNINGS

    China's government imposes controls on the convertibility of Renminbi into foreign currencies. The People's Bank of China publishes a daily exchange rate for Renminbi based on the previous day's transactions in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the exchange rate set by the People's Bank of China according to market conditions.

    Under existing foreign exchange laws, Renminbi held by our China subsidiaries can be converted into foreign currencies to pay current account items such as payments to suppliers for imports, labor services, payment of interest on foreign exchange loans and distributions of dividends so long as the subsidiaries have adequate amounts of Renminbi to purchase the foreign currency. Expenses of a capital nature such as the repayment of bank loans denominated in foreign currencies, however, require approval from appropriate governmental authorities before Renminbi can be used to purchase foreign currency. This system could be changed at any time by executive decision of the State Council to impose limits on current account convertibility of the Renminbi or other similar restrictions. Moreover, even though the Renminbi is intended to be freely convertible under the current account, the State Administration of Foreign Exchange, or SAFE, which is responsible for administering China's foreign currency market, has a significant degree of administrative discretion in implementing the laws. From time to time, SAFE has used this discretion in ways which effectively limit the convertibility of current account payments. Furthermore, in many circumstances SAFE must approve foreign currency conversions. Under the current foreign exchange control system, sufficient foreign currency may not be available at a given exchange rate to satisfy our currency demands. Additionally, we may experience difficulties in completing the administrative procedures necessary to obtain needed foreign currency. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to obtain sufficient foreign currency to pay dividends to us or otherwise satisfy their foreign currency denominated obligations. Moreover, we cannot assure you that China's government will continue the policy of making the Renminbi convertible under current accounts. Our inability to convert our sales received in Renminbi into U.S. dollars could have a material adverse effect on our business, financial condition and results of operations.

CHANGES WITHIN CHINA'S COMMUNICATIONS MARKET COULD HARM OUR BUSINESS

    We derive substantially all of our sales from sales to local telecommunications service providers in China which utilize network access equipment in the continued expansion and upgrading of China's communications infrastructure. The continued development of the communications infrastructure in China correspondingly depends, in part, on the demand for voice and data services in China and China's governmental policy. Although this industry has grown rapidly in the past, we cannot assure you that it will continue to grow in the future. Any reduced demand for voice and data services, any other downturn or other adverse changes in the China communications industry or the adoption or enforcement of government policies that limit or prohibit our ability to manufacture, market or sell our products could have a material adverse effect on our business, financial condition and results of operations.

CHINA'S TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND HAS RECENTLY BEEN RESTRUCTURED, WHICH HAS LED TO UNCERTAINTY

    China's telecommunications industry is heavily regulated by the MII. The MII controls the 33 provincial PTAs that exercise regulatory responsibility over the telecommunications industries in their respective provinces. The MII has broad discretion and authority to regulate all aspects of the telecommunications and information technology industry in China including managing spectrum bandwidths, setting network equipment specifications and standards and drafting laws and regulations related to the electronics and telecommunications industries.

    As part of the Chinese government's industry restructuring initiatives, the regulatory functions of the MII and the PTAs will be separated from the operational functions of the state-owned companies under their control. Following this separation, it is expected that the MII will act exclusively as the industry regulator and will no longer manage the day-to-day operations of telecommunications service providers in China. The separation of the regulatory and operational functions of the MII and the PTAs has not been completed. As a result, the MII continues to exercise administrative control over the operational goals and policies of telecommunications service providers formerly under the control of the China Telecom system. In addition, the provincial PTAs continue to operate the fixed line telephone systems in their respective provinces. We cannot predict when complete separation of the regulatory and operational functions of the MII and the provincial PTAs will be achieved.

    China does not yet have a national telecommunications law. The MII, under the direction of the State Council, is currently preparing a draft of the Telecommunications Law of the People's Republic of China for ultimate submission to the National People's Congress for review and adoption. It is unclear if and when the Telecommunications Law will be adopted. If the Telecommunications Law is adopted, we expect it to become the basic telecommunications statute and the source of telecommunications regulations in China. Although we expect that a Telecommunications Law would have a positive effect on the overall development of the telecommunications industry in China, we do not know the nature and scope of regulation that it would create. Accordingly, we cannot predict whether it will have a positive or negative effect on us or on some or all aspects of our business.

    The MII has broad discretion to apply standards in deciding what types of equipment may be connected to the national telecommunications networks, the forms and types of services that may be offered to the public and the content of material available in China over the Internet. If the MII sets standards with which we are unable to comply, our ability to sell product in China may be limited which would materially adversely affect our business, financial condition and results of operations.

CHINA CLOSELY RESTRICTS ACTIVITIES OF FOREIGN INVESTORS IN THE
TELECOMMUNICATIONS INDUSTRY

    China's government and its agencies, including the MII and the State Council, regulate foreign investment in the telecommunications industry through the promulgation of various laws and regulations and the issuance of various administrative orders and decisions. Foreign investment enterprises, companies and individuals are prohibited from investing and participating in the operation and management of telecommunications networks without special approval by the State Council. In addition, they are restricted from manufacturing analog mobile communications systems, including wireless telephones. We cannot assure you that China will not promulgate new laws or regulations, or issue administrative or judicial decisions or interpretations, which would further restrict or bar foreigners from engaging in telecommunications-related activities. The promulgation of laws or regulations or the issuance of administrative orders or judicial decisions or interpretations restricting or prohibiting telecommunications activities by foreigners could have a material adverse effect on our business, financial condition and results of operations.

OUR CUSTOMERS IN CHINA ARE PART OF THE CHINA TELECOM SYSTEM AND ARE SUBJECT TO ITS ULTIMATE CONTROL. WE UNDERSTAND THAT CHINA TELECOM RECENTLY PROHIBITED ALL PTBS IN CHINA FROM PURCHASING LOW-MOBILITY WIRELESS ACCESS SYSTEMS, SUCH AS OUR PAS SYSTEM, FOR IMPLEMENTATION IN LARGE CITIES

    Each of the local Posts and Telecommunications Bureaus, or PTBs, in China which comprise our existing or potential customers is part of the China Telecom system and subject to its ultimate control. Accordingly, China Telecom may issue policy statements or make other decisions which govern the equipment purchasing decisions of all of our customers in China. For example, we understand that China Telecom recently prohibited all PTBs from purchasing low-mobility wireless access systems, such as our PAS system, for implementation in large cities. While to date we have not marketed or sold our PAS systems in large cities, we may wish to do so in the future. This decision of China Telecom or other decisions by China Telecom could have a material adverse effect on our business, financial condition and results of operations.

CHINA'S GOVERNMENT POLICIES COULD IMPACT OUR BUSINESS

    Since 1978, China's government has been and is expected to continue reforming its economic and political systems. These reforms have resulted in and are expected to continue to result in significant economic and social development in China. Many of the reforms are unprecedented or experimental and may be subject to change or readjustment due to a number of political, economic and social factors. We believe that the basic principles underlying the political and economic reforms will continue to be implemented and provide the framework for China's political and economic system. New reforms or the readjustment of previously implemented reforms could have a significant negative effect on our operations. Changes in China's political, economic and social conditions and governmental policies, including new laws and regulations or the interpretation of those laws and regulations, the introduction of measures to control inflation or stimulate growth, changes in the rate or method of taxation, or the imposition of additional restrictions on currency conversion and remittances abroad, could have a material adverse effect on our business, financial condition and results of operations. In addition, any actions by China's government which limit our ability to develop or sell our products in China will adversely affect our business, financial condition and results of operations.

CHINA'S ECONOMIC POLICIES COULD IMPACT OUR BUSINESS

    The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in various respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency, rate of inflation and balance of payments position. In the past, the economy of China has been primarily a planned economy subject to one- and five-year state plans adopted by central government authorities and largely implemented by provincial and local authorities which set production and development targets.

    Since 1978, increasing emphasis had been placed on decentralization and the utilization of market forces in the development of China's economy. Economic reform measures adopted by China's government may be inconsistent or ineffectual, and we may not in all cases be able to capitalize on any reforms. Further, these measures may be adjusted or modified in ways which could result in economic liberalization measures that are inconsistent from time to time or from industry to industry or across different regions of the country. China's economy has experienced significant growth in the past decade. This growth, however, has been accompanied by imbalances in China's economy and has resulted in significant fluctuations in general price levels, including periods of inflation. China's government has implemented policies from time to time to increase or restrain the rate of economic growth, control periods of inflation or otherwise regulate economic expansion. While we may be able to benefit from the effects of some of these policies, these policies and other measures taken by China's government to regulate the economy could also have a significant overall impact on economic conditions in China which could have a material adverse affect on our business, financial condition and results of operations.

CHINA'S EXPECTED ENTRY INTO THE WTO CREATES UNCERTAINTY AS TO THE FUTURE ECONOMIC AND BUSINESS ENVIRONMENTS IN CHINA

    China has been attempting to join the World Trade Organization and recently signed a bilateral trade agreement with the United States which has enabled China to gain the support of the United States in China's attempt to enter the WTO. With this agreement concluded, and subject to the support of other member countries, China is expected to enter into the WTO as early as some time in 2000. Although China has been reducing tariff levels over the past several years, entry into the WTO will require China to further reduce tariffs and eliminate other trade restrictions. While China's entry into the WTO and related relaxation of trade restrictions may lead to increases in foreign investment, it may also lead to increased competition in China's markets from international companies. Whether or not China is accepted into the WTO, the impact on China's economy and our business is uncertain. Any of these developments could have a material adverse effect on our business, financial condition and results of operation.

IF TAX BENEFITS AVAILABLE TO OUR SUBSIDIARIES LOCATED IN CHINA ARE REDUCED OR REPEALED, OUR BUSINESS COULD SUFFER

    Our subsidiaries located in China enjoy tax benefits in China which are generally available to foreign investment enterprises, including full exemption from national enterprise income tax for two years starting from the first profit-making year and/or a 50% reduction in national income tax rate for the following three years. In addition, local enterprise income tax is often waived or reduced during this tax holiday/incentive period. Under current regulations in China, foreign investment enterprises that have been accredited as technologically advanced enterprises are entitled to additional tax incentives. These tax incentives vary in different locales and could include preferential national enterprise income tax treatment at 50% of the usual rates for different periods of time. Three of our four subsidiaries in China were accredited as technologically advanced enterprises. Our fourth subsidiary is applying for accreditation. We have no guarantee that the tax incentives will not be repealed or reduced in the future. If these tax incentives are abolished before our subsidiaries in China can take full advantage of them, the tax liability of these subsidiaries will increase which could have a material adverse effect on our business, financial condition and results of operations.

CHINA'S LEGAL SYSTEM EMBODIES UNCERTAINTIES THAT COULD NEGATIVELY IMPACT OUR BUSINESS

    China has a civil law legal system. Although often used by judges for guidance, decided court cases do not have binding legal effect on future decisions. Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop the legal system, China's system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic and it may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China's judiciary in many cases creates additional uncertainty as to the outcome of any litigation. Further, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

    China has adopted a broad range of related laws, administrative rules and regulations that govern the conduct and operations of foreign investment enterprises and restrict the ability of foreign companies to conduct business in China. These laws, rules and regulations provide some incentives to encourage the flow of investment into China, but also subject foreign companies, and foreign investment enterprises including our subsidiaries in China, to a set of restrictions which may not always apply to domestic companies in China. Although China is increasingly according foreign companies and foreign investment enterprises established in China the same rights and privileges as Chinese domestic companies in anticipation of China's entry into the WTO, these special laws, administrative rules and regulations governing foreign companies and foreign investment enterprises may still place us and our subsidiaries at a disadvantage in relation to Chinese domestic companies and may adversely affect our competitive position.

    As China's legal system develops, the promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors and companies. We cannot assure you that the promulgation of new laws in China, changes in current laws or the interpretation thereof will not have a material adverse effect on our business, financial condition and results of operations.

    Many of our activities and products in China are subject to administrative review and approval by various national and local agencies of China's government. Because of the changes occurring in China's legal and regulatory structure, there can be no assurance that we will be able to secure the requisite governmental approval for our activities and products. Failure to obtain the requisite government approval for any of our activities or products could have a material adverse effect on our business, financial condition and results of operations.

                         RISKS RELATED TO THE OFFERING

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY BE UNABLE TO SELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE

    Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained after the offering. The initial public offering price will be determined by negotiations between us and the underwriters, and may not be indicative of the market price of our common stock after the offering. Investors may not be able to resell their shares at or above the initial public offering price due to a number of factors, including:

    - actual or anticipated fluctuations in operating results;

    - changes in expectations as to future financial performance or changes in financial estimates or buy/sell recommendations of securities analysts;

    - publications or technological innovations by us or our competitors; and

    - the operating and stock price performance of other comparable companies.

    In addition, stock markets have experienced extreme price and trading volume volatility, particularly in the high technology sectors of these markets. This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies. These fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

OUR EXISTING STOCKHOLDERS HAVE SIGNIFICANT CONTROL OF OUR MANAGEMENT AND AFFAIRS, WHICH THEY COULD EXERCISE AGAINST YOUR BEST INTERESTS

    Following the completion of this offering, SOFTBANK CORP. and its affiliates
will beneficially own    % of our outstanding stock and our officers and
directors will beneficially own    % of our outstanding stock. As a result,
SOFTBANK acting alone or in conjunction with our officers and directors will have the ability to exert significant influence over all matters submitted to our stockholders for approval as well as our management and affairs. This concentration of ownership may delay or prevent a change of control or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company, which could decrease the market price of our common stock. Matters that could require stockholder approval include:

    - election and removal of directors;

    - merger or consolidation of our company; and

    - sale of all or substantially all of our assets.

    Given the contractual and business relationships between SOFTBANK and us, the interests of SOFTBANK may not always coincide with our interests. SOFTBANK, acting through its designees on the Board of Directors and through its ownership of voting securities, will have the ability to exert significant influence over our actions irrespective of the desires of our other stockholders or directors.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE STOCK YOU PURCHASE

    The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock after this
offering. Therefore, based on an assumed initial offering price of $      per
share, if you purchase our common stock in this offering you will suffer
immediate dilution of approximately $      per share. If additional shares are
sold by the underwriters following exercise of their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.

FOLLOWING THIS OFFERING, SUBSTANTIAL NUMBERS OF SHARES OF OUR COMMON STOCK WILL BECOME AVAILABLE FOR SALE IN THE PUBLIC MARKET, WHICH COULD CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE

    Upon completion of this offering,             shares of our common stock
will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after December 14, 1999. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

    The remaining 78,597,194 shares of our common stock outstanding as of December 14, 1999 are subject to restrictions under Rule 144 of the Securities Act. Of those shares, substantially all of the shares are subject to a lock-up agreement with the underwriters and will not become eligible for sale in the public market until 180 days following the date of this prospectus, unless earlier released from the lock-up by the underwriters. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. In addition to the adverse effect a price decline could have on the holders of our common stock, a price decline would likely impede our ability to raise additional capital through the issuance of additional shares of our common stock or other equity securities.

    Shortly after this offering, we intend to file a registration statement covering 2,000,000 shares of common stock reserved for issuance under our employee stock purchase plan and 16,698,268 shares of common stock reserved for issuance under our stock option plans. Any vested shares registered under the registration statement will immediately become available for sale in the open market, subject to the preceding contractual restrictions and Rule 144 volume limitations applicable to our affiliates.

DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER, EVEN IF THE TRANSACTION WOULD BENEFIT OUR STOCKHOLDERS

    Some provisions of our Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

    - authorizing the Board of Directors to issue additional preferred stock;

    - prohibiting cumulative voting in the election of directors;

    - limiting the persons who may call special meetings of stockholders;

    - prohibiting stockholder action by written consent;

    - creating a classified Board of Directors pursuant to which our directors are elected for staggered three year terms; and

    - establishing advance notice requirements for nominations for election to the Board of Directors and for proposing matters that can be acted on by stockholders at stockholder meetings.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. We use words like "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, but not limited to, the following:

    - devaluation of the Renminbi and fluctuations of exchange rates;

    - changes in China's government, economic or regulatory policies;

    - uncertainty regarding the commercial acceptance of our network access and switching equipment and technologies;

    - uncertainty regarding our future operating results;

    - our ability to introduce new products;

    - delays or losses of sales due to long sales and delivery cycles for our products;

    - the possibility of lower prices, reduced gross profit as a percentage of net sales and loss of market share due to increased competition; and

    - increased demands on our resources due to anticipated growth.

    In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

                                USE OF PROCEEDS

    We estimate our net proceeds from the sale of the       shares of our common
stock offered in this offering will be approximately $         , or
approximately $         if the underwriters exercise their over-allotment option
in full, based on an assumed initial public offering price of $ per share and after deducting the estimated underwriting discount and estimated offering expenses.

    We intend to use the net proceeds from this offering for general corporate purposes, including research and development, expansion of our sales and marketing organization and working capital. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

    From time to time, we may evaluate opportunities to acquire or invest in complementary businesses, technologies or products and may use a portion of the net proceeds from this offering to enter into these type of transactions.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock. We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our revolving line of credit agreement prohibit us from paying cash dividends without the prior consent of the bank.

                                 CAPITALIZATION

    The following table summarizes our short-term debt and capitalization as of September 30, 1999:

    - on an actual basis;

    - on a pro forma basis to reflect the issuance of 6,152,106 shares of Series F preferred stock at $8.1273 per share in November and December 1999 in connection with a private round of financing, and 4,523,700 shares of Series G preferred stock in December 1999 in connection with our acquisition of Wacos, Inc. and to give effect to the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering; and

    - on a pro forma as adjusted basis to reflect the receipt of the net
      proceeds from the sale of             shares offered hereby at an assumed
      initial public offering price of $         per share, after deducting the
      estimated underwriting discount and estimated offering expenses.

                                                                  AS OF SEPTEMBER 30, 1999
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------   -----------   -----------
                                                                       (IN THOUSANDS)
Total short-term debt.....................................  $ 42,324    $ 42,324       $
                                                            ========    ========       ========
Stockholders' equity:
  Convertible preferred stock, $0.00125 par value;
    actual--80,200,000 shares authorized, 59,086,306
    shares issued and outstanding; pro forma and as
    adjusted--5,000,000 shares authorized, no shares
    issued and outstanding................................        73          --
  Common stock, $0.00125 par value; actual--123,614,032
    shares authorized, 10,049,174 shares issued and
    outstanding;
    pro forma--242,000,000 shares authorized, 78,462,900
    shares issued and outstanding; as adjusted--
    shares issued and outstanding(1)......................        13          94
  Common stock warrant....................................       389         389
  Additional paid-in capital..............................    93,179     167,612(2)
  Deferred stock compensation.............................    (5,270)     (5,270)
  Accumulated deficit.....................................    (4,938)    (21,524)(2)
  Notes receivable from stockholders......................      (557)       (557)
  Cumulative translation adjustment.......................        95          95
  Treasury stock..........................................    (3,060)     (3,060)
                                                            --------    --------
    Total stockholders' equity............................    79,924     137,779
                                                            --------    --------
      Total capitalization................................  $ 79,924    $137,779
                                                            ========    ========

------------------------

(1) Excludes 11,451,990 shares of common stock issuable upon exercise of options outstanding as of September 30, 1999 at a weighted average exercise price of $2.21 per share. Also excludes 532,000 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 1999 with a weighted average exercise price of $6.025 per share. For additional information regarding our capital structure, see "Management--Employee Benefit Plans," "Related Party Transactions," "Description of Capital Stock" and
    Notes 15-18 of Notes to Consolidated Financial Statements.

(2) Includes an outstanding option held by Intel Pacific, Inc. to purchase up to 615,210 shares of our Series F preferred stock at a price of $8.1273 per share. This option expires on January 13, 2000. For additional information, see Notes to Unaudited Pro Forma Combined Financial Information.

                                    DILUTION

    The pro forma net tangible book value of our common stock as of September 30, 1999 was approximately $132,353 million, or $1.69 per share. Pro forma net tangible book value per share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding, after giving effect to:

    - the issuance of 6,152,106 shares of Series F preferred stock in November and December 1999 in connection with a private round of financing;

    - the issuance of 4,523,700 shares of Series G preferred stock in connection with our acquisition of Wacos, Inc. in December 1999; and

    - the conversion of all outstanding shares of preferred stock into an aggregate of 69,762,112 shares of common stock.

    Without taking into account any other changes in net tangible book value
after September 30, 1999, other than to give effect to the sale of     shares of
common stock offered by this prospectus at an assumed initial public offering
price of $    per share and after deducting the estimated underwriting discount and estimated offering expenses payable us, the pro forma net tangible book value of our common stock as of September 30, 1999 would have been approximately
$    million, or $     per share. This represents an immediate increase in net
tangible book value of $    per share to existing stockholders and an immediate
dilution of $     per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $
    Pro forma net tangible book value per share as of
      September 30, 1999....................................  $ 1.69
    Increase per share attributable to new investors........
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                       ------
Dilution per share to new investors.........................           $
                                                                       ======

    The following table summarizes, on a pro forma basis, as of September 30, 1999:

    - the total number of shares of common stock purchased from us;

    - the total consideration paid and the average price per share paid by existing stockholders and by new investors, assuming an initial public
      offering price of $         per share; and

    - before deducting the estimated underwriting discount and estimated offering expenses payable by us.

                                            SHARES PURCHASED        TOTAL CONSIDERATION
                                          ---------------------   -----------------------   AVERAGE PRICE
                                            NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                          ----------   --------   ------------   --------   -------------
    Existing stockholders...............  78,462,900         %    $161,204,000         %        $2.05
    New investors.......................
                                          ----------    -----     ------------    -----
      Total.............................                100.0%    $               100.0%
                                          ==========    =====     ============    =====

    The foregoing discussion and table assume (i) no exercise of an option held by Intel Pacific, Inc. to purchase up to 615,210 shares of our Series F preferred stock at a price of $8.1273 per share and (ii) no exercise of any stock options or warrants outstanding as of September 30, 1999. As of September 30, 1999, there were:

    - options outstanding to purchase a total of 11,451,990 shares of common stock at a weighted average exercise price of $2.21 per share;

    - 13,621,534 shares authorized for issuance under our stock option plans of which 153,140 were available for grant; and

    - warrants outstanding to purchase a total of 532,000 shares of common stock at a weighted average exercise price of $6.025 per share.

    To the extent that any of the outstanding options or warrants are exercised, or additional options are issued and exercised, there will be further dilution to new investors. For additional information about our capitalization and the options and warrants described above, see "Management--Employee Benefit Plans," "Related Party Transactions," "Description of Capital Stock" and Notes 17 and 18 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and consolidated balance sheet data at December 31, 1997 and 1998 are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 1994 and 1995 and the consolidated balance sheet data at December 31, 1994, 1995 and 1996 have been derived from audited financial statements not included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 1999 and the consolidated balance sheet data at September 30, 1999 have been derived from, and are qualified by reference to, audited interim financial statements contained elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 1998 are derived from our unaudited financial statements which are included elsewhere in this prospectus. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of results that may be expected for the full fiscal year or any future period.

                                                                                                            NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                               SEPTEMBER 30,
                                  -------------------------------------------------------------------   -------------------------
                                     1994          1995          1996          1997          1998          1998          1999
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                                                                        (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Net sales.......................   $  3,941      $ 10,006      $ 35,542      $ 75,597      $105,167      $ 79,878      $124,701
Cost of sales...................      2,316         4,289        22,322        48,795        65,246        48,670        72,677
                                   --------      --------      --------      --------      --------      --------      --------
Gross profit....................      1,625         5,717        13,220        26,802        39,921        31,208        52,024
Operating expenses:
  Selling, general and
    administrative..............      1,813         3,452         8,042        21,211        23,233        17,672        24,096
  Research and development......        324           612         3,899         8,228        12,694         8,494        12,490
  In-process research and
    development.................         --        10,611            --            --            --            --            --
  Amortization of deferred stock
    compensation................         --            --            --            --            --            --         3,521
  Amortization of intangible
    assets......................                       21            42            40           120            65           112
                                   --------      --------      --------      --------      --------      --------      --------
    Total operating expenses....      2,137        14,696        11,983        29,479        36,047        26,231        40,219
                                   --------      --------      --------      --------      --------      --------      --------
Operating income (loss).........       (512)       (8,979)        1,237        (2,677)        3,874         4,977        11,805
Interest and other income
(expenses)......................         75           163           858         1,987        (1,244)         (335)         (687)
Equity in net income (loss) of
affiliated companies............        162            --          (291)         (161)         (596)         (646)          984
                                   --------      --------      --------      --------      --------      --------      --------
Income (loss) before income
taxes and minority interest.....       (275)       (8,816)        1,804          (851)        2,034         3,996        12,102
Income tax expense (benefit)....          1            54           575           400         1,414           828        (1,023)
Minority interest in (earnings)
loss of consolidated
subsidiaries....................       (211)         (701)         (743)          228           746           134        (1,233)
                                   --------      --------      --------      --------      --------      --------      --------
Income (loss) from continuing
operations......................       (487)       (9,571)          486        (1,023)        1,366         3,302        11,892
Income (loss) from discontinued
operations......................         --            --           301         1,413          (893)         (796)       (1,656)
                                   --------      --------      --------      --------      --------      --------      --------
Net income (loss)...............       (487)       (9,571)          787           390           473         2,506        10,236
Mandatorily redeemable
convertible preferred stock
dividend requirement............         --          (270)       (1,097)           --            --            --            --
                                   --------      --------      --------      --------      --------      --------      --------
Net income (loss) applicable to
common stock....................   $   (487)     $ (9,841)     $   (310)     $    390      $    473      $  2,506      $ 10,236
                                   ========      ========      ========      ========      ========      ========      ========
Earnings (loss) per share(1):
  Basic.........................   $  (0.18)     $  (2.40)     $  (0.04)     $   0.05      $   0.06      $   0.32      $   1.19
                                   ========      ========      ========      ========      ========      ========      ========
  Diluted.......................   $  (0.18)     $  (2.40)     $  (0.04)     $   0.05      $   0.01      $   0.03      $   0.14
                                   ========      ========      ========      ========      ========      ========      ========
Shares used in per share
calculations(1):
  Basic.........................      2,651         4,108         8,344         7,320         7,582         7,792         8,640
                                   ========      ========      ========      ========      ========      ========      ========
  Diluted.......................      2,651         4,108         8,344         7,320        77,050        76,220        73,532
                                   ========      ========      ========      ========      ========      ========      ========

                                                                                                                 AS OF
                                                                       AS OF DECEMBER 31,                    SEPTEMBER 30,
                                                      ----------------------------------------------------   --------------
                                                        1994       1995       1996       1997       1998          1999
                                                      --------   --------   --------   --------   --------   --------------
                                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents(2)........................   $  651    $12,531    $18,246    $31,481    $ 17,626      $ 35,275
Working capital.....................................    1,159     14,905     34,382     55,415      56,312        65,464
Total assets........................................    4,099     26,318     49,610     95,936     142,121       176,683
Total short-term debt...............................      754      5,704      1,127      1,579      37,115        42,324
Redeemable convertible preferred stock..............       --     13,917     39,912         --          --            --
Total stockholders' equity..........................    1,435      1,350     39,519     67,873      71,207        79,924

------------------------------

(1) Based on the number of shares outstanding as of September 30, 1999. Excludes
    (i) 13,621,534 shares of common stock authorized for issuance under our stock option plans, under which options to purchase 11,451,990 shares were outstanding as of September 30, 1999 with a weighted average exercise price of $2.21 per share and 153,140 shares were available for grant and
    (ii) 532,000 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of September 30, 1999 with a weighted average exercise price of $6.025 per share.

(2) Includes restricted cash of $1,500 at December 31, 1998 and $14,292 at September 30, 1999.

                   SELECTED PRO FORMA COMBINED FINANCIAL DATA

    You should read the following selected financial data in conjunction with our pro forma combined financial information and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. On December 14, 1999, we acquired Wacos, Inc., a research and development subsidiary, through a merger. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values on the acquisition date. The adjustments used to prepare the unaudited combined statement of operations data reflect preliminary adjustments based on our best estimates. A third party valuation of the assets acquired will be used to finalize the adjustments. The following unaudited pro forma combined statement of operations data reflects the acquisition of Wacos, Inc.'s minority interest as if the acquisition had occurred on January 1, 1998. This data may not be indicative of the results of operations had the acquisition actually occurred on January 1, 1998, nor do they purport to indicate our future results of operations.

                                                                                      NINE MONTHS
                                                                YEAR ENDED               ENDED
                                                               DECEMBER 31,          SEPTEMBER 30,
                                                                   1998                  1999
                                                              --------------       -----------------
                                                                           (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
COMBINED STATEMENT OF OPERATIONS DATA:
Net sales...................................................      $105,167             $124,701
Cost of sales...............................................        65,246               72,677
                                                                  --------             --------
Gross profit................................................        39,921               52,024
Operating expenses:
  Selling, general and administrative.......................        23,233               24,096
  Research and development..................................        14,655               12,490
  Amortization of deferred stock compensation...............            --                3,521
  Amortization of intangible assets.........................         2,654                2,013
                                                                  --------             --------
    Total operating expenses................................        40,542               42,120
                                                                  --------             --------
Operating income (loss).....................................          (621)               9,905
Interest and other income (expenses)........................        (1,139)                (687)
Equity in net income (loss) of affiliated companies.........           331                  984
                                                                  --------             --------
Income (loss) before income taxes and minority interest.....        (1,429)              10,202
Income tax expense (benefit)................................         1,427               (1,023)
Minority interest in (earnings) loss of consolidated
  subsidiaries..............................................          (421)              (1,233)
                                                                  --------             --------
Income (loss) from continuing operations....................        (3,277)               9,992
Pro forma earnings (loss) per share(1):
  Basic.....................................................      $  (0.04)            $   0.13
                                                                  ========             ========
  Diluted...................................................      $  (0.04)            $   0.12
                                                                  ========             ========
Shares used in pro forma per share calculations(1):
  Basic.....................................................        76,051               79,013
                                                                  ========             ========
  Diluted...................................................        76,051               84,947
                                                                  ========             ========

--------------------------

(1) Adjusted to reflect:

    - the issuance of 6,152,106 shares of Series F preferred stock at $8.1273 per share in November and December 1999 in connection with a private round of financing;

    - the issuance of 4,523,700 shares of Series G preferred stock in December 1999 in connection with our acquisition of Wacos, Inc.; and

    - to give effect to the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER SUBSTANTIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We provide communications equipment for service providers that operate wireless and wireline networks in rapidly growing communications markets. Our integrated suite of network access systems, optical transmission products and subscriber terminal products allows service providers to offer efficient and scalable voice, data and Internet access services. Service providers can easily integrate our standards-based systems into their existing networks and deploy our systems in new broadband, IP-based and wireless network rollouts. To date, substantially all of our sales have been to service providers in China.

    We incorporated in Delaware as Unitech Industries Inc. in 1991. Since our incorporation, we have focused our resources on developing products for China's communications market. We shipped our first network access products in 1993. In 1994, we changed our name to Unitech Telecom, Inc. In 1995, we acquired StarCom Network Systems, Inc. and changed our name to UTStarcom, Inc. During 1996, we introduced our advanced, V5.1 and V5.2 compliant, multi-service network access product, the AN-2000. Late in 1996, we introduced our Airstar wireless access system. In December 1999, we completed the acquisition of Wacos, Inc., a research and development subsidiary that develops IP-based switching systems. As part of our business operations in China, we have established a wholly owned subsidiary and two joint ventures.

    To date, we have derived substantially all of our revenues from sales of communications equipment to service providers in China. Each of the PTBs to whom we sell our equipment in China is part of the China Telecom system and subject to its ultimate control. However, equipment purchasing decisions are generally made at the individual PTB level. Our customers often make a large initial purchase of our equipment followed by supplemental purchases of enhancements and upgrades. As a result, our largest revenue-producing customers typically vary from period-to-period. For example, in the nine months ended September 30, 1999, two of our customers together accounted for over 37% of our sales. However, we expect that different customers will be our largest source of revenues in subsequent periods.

    Over 99% of our sales for the nine months ended September 30, 1999 were made in China. Accordingly, our business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China's economy. Our operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Our results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China's telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

    Specifically, remittances from China which are of a capital nature, such as the repayment of bank loans denominated in foreign currencies, require approval from appropriate governmental authorities before Renminbi can be used to purchase foreign currency. Although the payment of cash dividends is permitted so long as our subsidiaries have sufficient reserves and adequate amounts of Renminbi to purchase foreign currency, regulations restrict the ability of our subsidiaries to transfer funds to us through intercompany loans and advances.

    We sell our products in China through a direct sales force. The evaluation period for our products may span a year or more. Revenue from product sales is recognized when title is passed and all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Revenues and estimated profits on longer term contracts, typically lasting no more than three to four months, are generally recognized using the percentage of completion method based on the costs incurred relative to total estimated costs.

    Cost of sales consists primarily of material costs, third party commissions, costs associated with assembly and testing of products, costs associated with installation and customer training and overhead and warranty costs. Cost of sales also includes import taxes on components.

    Our gross profit has been affected by material costs, product mix, average selling prices, and the type of distribution channel through which we sell our products. Our gross profit, as a percentage of net sales, varies among our product families. The gross profits, as a percentage of net sales, on our mobile phone handsets are very low. We expect that our overall gross profit, as a percentage of net sales, will fluctuate from period to period as a result of shifts in product mix, anticipated decreases in average selling prices and our ability to reduce product costs.

    Selling, general and administrative expenses include compensation and benefits, professional fees, sales commissions, provision for uncollectible accounts receivable and travel and entertainment costs. We intend to pursue aggressive selling and marketing campaigns and to expand our direct sales organization and, as a result, our sales and marketing expenses will increase in future periods. We also expect that in support of our continued growth and our operations as a public company general and administrative expenses will continue to increase for the foreseeable future.

    Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities, the cost of parts for prototypes, equipment depreciation and third party development expenses. We believe that continued investment in research and development is critical to our long-term success. Accordingly, we expect that our research and development expenses will increase in future periods.

    Recent financing rounds of preferred stock included a yield enhancement feature pursuant to which the preferred stock converts into common stock on a one-for-one basis at a price below the expected offering price upon the completion of our initial public offering. This will result in a charge to net income in the fiscal period ending December 31, 1999 of approximately $14.8 million.

    In connection with the grant of stock options to some of our employees, we recorded deferred compensation of $8.8 million during the nine months ended September 30, 1999, representing the difference between the deemed fair value of common stock for accounting purposes and the option exercise price for these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity, with amortization recorded over the four year vesting period of the option. We recorded amortization of deferred stock compensation of approximately $3.5 million during the nine month period ended September 30, 1999. At September 30, 1999, approximately $5.3 million remained to be amortized.

    Amortization of intangible assets consists primarily of the amortization of intangible assets associated with acquisitions in China. Amortization of intangible assets will increase in 2000 as a result of our acquisition of the Wacos, Inc. research and development joint venture.

    Consolidated equity in net income (loss) of affiliated companies comprises our share of the earnings from our Guangdong manufacturing joint venture and, prior to July 1998, our share of the costs from our Wacos, Inc. subsidiary.

    Under current regulations in China, foreign investment enterprises that have been accredited as technologically advanced enterprises are entitled to additional tax incentives. These tax incentives vary in different locales and could include preferential national enterprise income tax treatment at 50% of the usual rates for different periods of time. Three of our four subsidiaries in China were accredited as technologically advanced enterprises. Our fourth subsidiary is applying for accreditation. We have no guarantee that the tax incentives will not be repealed or reduced in the future.

    Minority interest in (earnings) loss of consolidated subsidiaries represents the share of earnings in our Zhejiang manufacturing joint venture that is owned by our joint venture partner. From July to December 1998, minority interest also included the share of losses in our Wacos, Inc. subsidiary not owned by us.

RESULTS OF OPERATIONS

    The following table sets forth the percentage of net sales represented by certain items reflected in our consolidated statements of operations:

                                                                                           NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                                   ------------------------------------   --------------------
                                                     1996          1997          1998       1998        1999
                                                   --------      --------      --------   ---------   --------
PERCENTAGE OF NET SALES:
Net sales........................................   100.0%        100.0%        100.0%      100.0%     100.0%
Cost of sales....................................    62.8          64.5          62.0        60.9       58.3
                                                    -----         -----         -----       -----      -----
Gross profit.....................................    37.2          35.5          38.0        39.1       41.7

Operating expenses:
  Selling, general and administrative............    22.6          28.1          22.1        22.1       19.3
  Research and development.......................    11.0          10.9          12.1        10.6       10.0
  Amortization of deferred stock compensation....     0.0           0.0           0.0         0.0        2.8
  Amortization of intangible assets..............     0.1           0.1           0.1         0.1        0.1
                                                    -----         -----         -----       -----      -----
    Total operating expenses.....................    33.7          39.1          34.3        32.8       32.2
                                                    -----         -----         -----       -----      -----

Operating income (loss)..........................     3.5          (3.5)          3.7         6.2        9.5
Interest and other income (expenses).............     2.4           2.6          (1.2)       (0.4)      (0.6)
Equity in net income (loss) of affiliated
  companies......................................    (0.8)         (0.2)         (0.6)       (0.8)       0.8
                                                    -----         -----         -----       -----      -----
Income (loss) before income taxes and minority
  interest.......................................     5.1          (1.1)          1.9         5.0        9.7
Income tax expense (benefit).....................     1.6           0.5           1.3         1.0       (0.8)
Minority interest in (earnings) loss of
  consolidated subsidiaries......................    (2.1)          0.3           0.7         0.2       (1.0)
                                                    -----         -----         -----       -----      -----
Income (loss) from continuing operations.........     1.4          (1.4)          1.3         4.1        9.5
Income (loss) from discontinued operations.......     0.8           1.9          (0.8)       (1.0)      (1.3)
                                                    -----         -----         -----       -----      -----
Net income (loss)................................     2.2%          0.5%          0.5%        3.1%       8.2%
                                                    =====         =====         =====       =====      =====

    COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

    NET SALES. Our net sales increased 56% from $79.9 million in the nine months ended September 30, 1998 to $124.7 million in the nine months ended September 30, 1999. This increase was primarily due to an increase in sales volume of our Airstar system. In the nine months ended September 30, 1999, sales to Xi'an PTB accounted for 21.5% of our net sales and sales to Kunming PTB accounted for 15.9% of our net sales. In the nine months ended September 30, 1998, no customers accounted for over 10% of our sales.

    GROSS PROFIT. Gross profit increased 67% from $31.2 million in the nine months ended September 30, 1998 to $52.0 million in the nine months ended September 30, 1999. Gross profit, as a percentage of net sales, increased from 39% in the nine months ended September 30, 1998 to 42% in the nine months ended September 30, 1999. The increase in gross profit, as a percentage of net sales, was primarily due to changes in the mix of products sold during the two periods.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased 36% from $17.7 million in the nine months ended
September 30, 1998 to $24.1 million in the nine months ended September 30, 1999. The increase in selling, general and administrative expenses was primarily due to the hiring of additional sales and customer support staff. Selling, general and administrative expenses as a percentage of net sales decreased from 22% in the nine months ended September 30, 1998 to 19% in the nine months ended September 30, 1999.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 47% from $8.5 million in the nine months ended September 30, 1998 to $12.5 million in the nine months ended September 30, 1999. The increase in research and development expenses was primarily due to the hiring of additional technical personnel to support our research and development efforts. As a percentage of net sales, research and development expenses decreased from 11% in the nine months ended September 30, 1998 to 10% in the nine months ended September 30, 1999.

    AMORTIZATION OF DEFERRED STOCK COMPENSATION. Amortization of deferred stock compensation increased from $0 in the nine months ended September 30, 1998 to $3.5 million for the nine months ended September 30, 1999. This amortization is due to deferred compensation of approximately $8.8 million, related to stock options granted in the nine months ended September 30, 1999, which we are amortizing over the vesting periods of the applicable options beginning in 1999.

    AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets increased from $65,000 in the nine months ended September 30, 1998 to $112,000 in the nine months ended September 30, 1999. The increase in amortization of intangible assets was due to the addition of amortization of our Wacos, Inc. subsidiary beginning in the third quarter of 1998.

    INTEREST INCOME (EXPENSES). Interest income (expenses) were $(0.2) million for the nine months ended September 30, 1998 and $(0.9) million for the nine months ended September 30, 1999. The increase in interest expense was primarily due to decreased interest income from lower average cash balances.

    OTHER INCOME (EXPENSES). Other income (expenses) were $(0.1) million for the nine months ended September 30, 1998 and $0.2 million for the nine months ended September 30, 1999. The increase in other income was primarily due to various miscellaneous charges.

    EQUITY IN INCOME (LOSS) OF AFFILIATED COMPANIES.  Equity in net income
(loss) of affiliated companies increased from $(0.6) million in the nine months ended September 30, 1998 to $1.0 million in the nine months ended September 30, 1999. The change between the two periods reflects the increased profitability of our Guangdong manufacturing joint venture in 1999, and losses incurred by our Wacos, Inc. subsidiary in the first half of 1998.

    INCOME TAX EXPENSE (BENEFIT). Income tax expense was $0.8 million for the nine months ended September 30, 1998 compared to a $(1.0) million benefit for the nine months ended September 30, 1999 due to tax incentives and one time tax refunds of $(0.4) million in China. We have not provided for U.S. taxes on our foreign subsidiaries' undistributed earnings because such earnings are intended to be indefinitely reinvested in those subsidiaries.

    MINORITY INTEREST IN (EARNINGS) LOSS OF CONSOLIDATED SUBSIDIARIES. Minority interest in (earnings) loss of consolidated subsidiaries was $0.1 million in the nine months ended September 30, 1998 and $(1.2) million in the nine months ended September 30, 1999. The change between the two periods is primarily due to the increased profitability at our Zhejiang manufacturing joint venture in 1999, and losses incurred by our Wacos, Inc. subsidiary in the third quarter of 1998.

    COMPARISON OF YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

    NET SALES. Our net sales increased from $35.5 million in 1996 to $75.6 million in 1997 and $105.2 million in 1998. The 113% increase from 1996 to 1997 and the 39% increase from 1997 to 1998 were primarily attributable to significant increases in the sales volume of network access systems and, to a lesser extent, mobile phone handsets. Sales growth in 1998 was partially offset by a slowdown in the overall industry due to the restructuring of China's telecommunications industry.

    GROSS PROFIT. Gross profit increased from $13.2 million in 1996 to $26.8 million in 1997 and $39.9 million in 1998. Gross profit, as a percentage of net sales, was 37% in 1996, 36% in 1997 and 38% in 1998. Gross profit, as a percentage of net sales, declined from 1996 to 1997 due to declining average selling prices for network access equipment resulting from increased competition in China's communication market, and, to a lesser extent, changes in product mix. Gross profit, as a percentage of net sales, improved from 1997 to 1998 primarily due to manufacturing economies of scale and, to a lesser extent, changes in product mix.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased from $8.0 million in 1996 to $21.2 million in 1997 and $23.2 million in 1998. These increases were primarily due to increased sales and administrative personnel associated with the growth in net sales and the expansion of our overall level of business activity. Selling, general and administrative expenses as a percentage of net sales were 23% in 1996, 28% in 1997 and 22% in 1998.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased from $3.9 million in 1996 to $8.2 million in 1997 and $12.7 million in 1998. These increases were primarily due to the hiring of additional technical personnel and the purchase of laboratory tools and test equipment necessary to support our product development efforts. The increase in research and development expenses from 1997 to 1998 is also attributable to the consolidation of our Wacos, Inc. research and development subsidiary. Research and development expenses as a percentage of net sales were 11% in 1996, 11% in 1997 and 12% in 1998.

    AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets was $42,000 in 1996, $40,000 in 1997 and $120,000 in 1998. The increase in amortization of intangible assets from 1997 to 1998 was primarily due to the increase in our investment in our Guangdong manufacturing joint venture and the addition of amortization of our Wacos, Inc. subsidiary beginning in the third quarter of 1998.

    INTEREST INCOME (EXPENSES). Interest income (expenses) was $0.6 million in 1996, $2.0 million in 1997 and $(0.2) million in 1998. The increase in interest income from 1996 to 1997 reflects our larger cash balances primarily from the sale of preferred stock. The change from 1997 to 1998 was primarily due to increased interest charges on higher debt balances combined with decreased interest income from lower cash balances.

    OTHER INCOME (EXPENSES). Other income (expenses) was $0.2 million in 1996, $5,000 in 1997 and $(1.0) million in 1998. The decrease in other income from 1996 to 1997 was primarily due to various miscellaneous charges. The change from 1997 to 1998 is primarily due to a $1.3 million loss on one investment.

    EQUITY IN INCOME (LOSS) OF AFFILIATED COMPANIES. Consolidated equity in net income (loss) of affiliated companies was $(0.3) million in 1996, $(0.2) million in 1997 and $(0.6) million in 1998. The change from 1996 to 1997 reflects the increasing profitability of our Guangdong manufacturing joint venture, partially offset by losses incurred by our Wacos, Inc. subsidiary in 1997. The change from 1997 to 1998 reflects increases in losses at our Wacos, Inc. subsidiary partially offset by increasing profitability of our Guangdong manufacturing joint venture.

    INCOME TAX EXPENSE (BENEFIT). We recorded a provision for income taxes of $0.6 million in 1996, $0.4 million in 1997 and $1.4 million in 1998. The increase from 1997 to 1998 reflects our increasing income and required adjustments to our deferred tax asset valuation allowance.

    MINORITY INTEREST IN (EARNINGS) LOSS OF CONSOLIDATED SUBSIDIARIES. Minority interest in (earnings) loss of consolidated subsidiaries was $(0.7) million in 1996, $0.2 million in 1997 and $0.7 million in 1998. The change in minority interest in (earnings) loss from 1996 to 1997 was primarily a result of decreased profitability of our Zhejiang manufacturing joint venture. The change in minority interest in earnings (loss) between 1997 and 1998 was primarily a result of losses incurred by our Wacos, Inc. subsidiary, which was first consolidated in July 1998, offset by increased profits by our Zhejiang manufacturing joint venture.

QUARTERLY RESULTS OF OPERATIONS

    The following tables present unaudited quarterly statement of operations data, in dollars and as a percentage of net sales, for each of the six quarters ended September 30, 1999. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere in this prospectus and reflects all normal non-recurring adjustments that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                                 THREE MONTHS ENDED
                                                        ---------------------------------------------------------------------
                                                        JUNE 30,    SEPT. 30,   DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,
                                                          1998        1998        1998        1999        1999        1999
                                                        ---------   ---------   ---------   ---------   ---------   ---------
                                                                         (IN THOUSANDS, EXCEPT PERCENTAGES)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.............................................   $33,028     $31,352     $25,289     $27,551     $42,131     $55,019
Cost of sales.........................................    19,114      19,982      16,576      16,848      23,873      31,956
                                                         -------     -------     -------     -------     -------     -------
Gross profit..........................................    13,914      11,370       8,713      10,703      18,258      23,063
Operating expenses:
  Selling, general and administrative.................     6,250       6,216       5,562       5,587       8,292      10,217
  Research and development............................     2,574       3,668       4,200       4,045       4,138       4,307
  Amortization of deferred stock compensation.........        --          --          --         637       1,669       1,215
  Amortization of intangible assets...................        21          22          55          37          37          38
                                                         -------     -------     -------     -------     -------     -------
    Total operating expenses..........................     8,845       9,906       9,817      10,306      14,136      15,777
                                                         -------     -------     -------     -------     -------     -------
Operating income (loss)...............................     5,069       1,464      (1,104)        397       4,122       7,286
Interest and other income (expenses)..................      (319)       (370)       (910)       (220)       (489)         22
Equity in income (loss) of affiliated companies.......      (489)        236          50         190         702          92
                                                         -------     -------     -------     -------     -------     -------
Income (loss) before income taxes and minority
  interest............................................     4,261       1,330      (1,964)        367       4,335       7,400
Income tax expense (benefit)..........................       477         185         586         222         242      (1,487)
Minority interest in (earnings) loss of consolidated
  subsidiaries........................................      (512)        734         612        (486)       (103)       (644)
                                                         -------     -------     -------     -------     -------     -------
Income (loss) from continuing operations..............     3,272       1,879      (1,938)       (341)      3,990       8,243
Income (loss) from discontinued operations............      (270)       (454)        (97)       (267)     (1,389)         --
                                                         -------     -------     -------     -------     -------     -------
Net income (loss).....................................   $ 3,002     $ 1,425     $(2,035)    $  (608)    $ 2,601     $ 8,243
                                                         =======     =======     =======     =======     =======     =======
AS A PERCENTAGE OF NET SALES:
Net sales.............................................     100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales.........................................      57.9        63.7        65.5        61.2        56.7        58.1
                                                         -------     -------     -------     -------     -------     -------
Gross profit..........................................      42.1        36.3        34.5        38.8        43.3        41.9
Operating expenses:
  Selling, general and administrative.................      18.9        19.8        22.0        20.3        19.7        18.6
  Research and development............................       7.8        11.7        16.6        14.7         9.8         7.8
  Amortization of deferred stock compensation.........       0.0         0.0         0.0         2.3         4.0         2.2
  Amortization of intangible assets...................       0.1         0.1         0.2         0.1         0.1         0.1
                                                         -------     -------     -------     -------     -------     -------
    Total operating expenses..........................      26.8        31.6        38.8        37.4        33.6        28.7
                                                         -------     -------     -------     -------     -------     -------
Operating income (loss)...............................      15.3         4.7        (4.4)        1.4         9.7        13.2
Interest and other income (expenses)..................      (1.0)       (1.2)       (3.6)       (0.8)       (1.2)        0.0
Equity in income (loss) of affiliated companies.......      (1.5)        0.8         0.2         0.7         1.7         0.2
                                                         -------     -------     -------     -------     -------     -------
Income (loss) before income taxes and minority
  interest............................................      12.8         4.3        (7.8)        1.3        10.2        13.5
Income tax expense (benefit)..........................       1.4         0.6         2.3         0.8         0.6        (2.7)
Minority interest in (earnings) loss of consolidated
  subsidiaries........................................      (1.6)        2.3         2.4        (1.8)       (0.2)       (1.2)
                                                         -------     -------     -------     -------     -------     -------
Income (loss) from continuing operations..............       9.8         6.0        (7.7)       (1.2)        9.5        15.0
Income (loss) from discontinued operations............      (0.8)       (1.4)       (0.4)       (1.0)       (3.3)        0.0
                                                         -------     -------     -------     -------     -------     -------
Net income (loss).....................................       9.0%        4.6%       (8.1)%      (2.2)%       6.2%       15.0%
                                                         =======     =======     =======     =======     =======     =======

    Our net sales have increased in each quarter since the fourth quarter of 1998. The increase in net sales was primarily due to significant increases in sales of network access products, particularly our Airstar system. Sales during the third and fourth quarters of 1998 were negatively impacted by the weaker demand experienced during the reorganization of the telecommunications industry in China. Business activity in China declines significantly during the first quarter of each year in observance of the Lunar New Year. Although the usual seasonal slowdown was present during the first quarter of 1999, it was not evident because of the relatively low level of fourth quarter 1998 sales.

    Gross profit has increased in each quarter since the fourth quarter of 1998. The increase in gross profit was primarily due to significant increases in sales of network access products, particularly our Airstar system. Gross profit, as a percentage of net sales, has fluctuated from quarter to quarter primarily due to product mix. Gross profit, as a percentage of net sales, generally has increased since the fourth quarter of 1998, primarily due to significant increases in sales of higher margin network access products and a shift in product mix toward higher margin network access products. The decrease in gross profit, as a percentage of net sales, from the second quarter to the third quarter and from the third quarter to the fourth quarter of 1998 was primarily due to decreases in sales volume and price pressures resulting from a slowdown in the overall industry due to the restructuring of China's telecommunications industry.

    Operating expenses have generally increased in absolute dollars over the quarters shown as we have increased staffing in research and development, sales and marketing and administrative functions. The recent decline in selling, general and administrative expenses as a percentage of net sales reflects the relatively higher sales level as well as a leveling off of the proportion of expenses that are variable to sales, such as commissions and bad debt expense. Research and development expenses as a percent of net sales have generally declined as our net sales have increased.

    Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future as a result of a variety of factors. These factors, some of which are beyond our control, include:

    - the timing, number and size of orders for our products as well as product mix;

    - market acceptance of our products and product enhancements;

    - the evolving and unpredictable nature of the economic, regulatory and political environments in China and other countries in which we market or plan to market our products;

    - longer collection periods of accounts receivable in China and other countries;

    - the lengthy and unpredictable sales cycles associated with sales of our products;

    - our ability to secure and maintain regulatory and governmental authorizations for our products; and

    - the decline in business activity in the first quarter associated with the Lunar New Year.

    Our net sales and gross profit, as a percentage of net sales, have also fluctuated and are likely to continue to fluctuate in large part due to the volatility of the volume of sales of lower margin mobile phone handsets and competitive pricing pressure across product lines. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have financed our operations through private sales of equity securities and, to a lesser degree, bank lines of credit. We have a line of credit arrangement with a bank in China permitting Renminbi denominated borrowings of up to $48.2 million. This facility bears interest at rates ranging from 5.6% to 6.4% and matures from January to July 2000. At September 30, 1999, the equivalent of $26.5 million was outstanding under this facility. In June 1998, we entered into a loan agreement with SOFTBANK for the total amount of $25.0 million, of which $9.1 million was outstanding as of September 30, 1999. Borrowings under this facility were repaid in full in December 1999. In December 1998, we guaranteed a bank loan incurred by one of our customers in the amount of $1.6 million in conjunction with the sale of equipment. As of September 30, 1999, we had working capital of $65.5 million, including $35.3 million in cash and cash equivalents and $28.0 million worth of Renminbi denominated bank borrowings. In November and December 1999, we secured private equity financing totaling $50.0 million.

    As of September 30, 1999, we had cash and cash equivalents totaling
$35.3 million. Of this amount, $14.3 million was restricted. Of the restricted amount, $11.3 million related to cash from asset sales pending completion of contractual obligations. The remaining restricted amount was for collateral on letters of credit.

    The net proceeds from the private financing will be used as follows:

    - $10.0 million to establish an investment fund with SOFTBANK CORP. focused on investments in Internet companies in China;

    - $9.1 million to repay outstanding indebtedness to SOFTBANK CORP.; and

    - the remainder to fund the continued growth and development of our business.

    Net cash used in operations was $12.2 million in 1996, $26.4 million in 1997 and $46.4 million in 1998. For the nine months ended September 30, 1999, net cash provided by operations was $2.2 million. The substantial increase in net cash used by operations from 1996 to 1998 was a result of the increase in accounts receivable and inventory levels associated with net sales growth. The net cash provided by operations in the nine months ended September 30, 1999 was a result of increased profitability and cash collections.

    Net cash used in investing activities was $1.0 million in 1996, $3.7 million in 1997, $1.7 million in 1998 and $2.0 million in the nine months ended September 30, 1999. These expenditures included additions to property, plant and equipment of $2.5 million in 1996, $3.2 million in 1997, $2.8 million in 1998 and $2.5 million in the nine months ended September 30, 1999.

    Net cash provided by financing activities was $19.2 million in 1996, $43.2 million in 1997, $34.5 million in 1998 and $17.2 million in the nine months ended September 30, 1999. Net cash provided by financing activities in 1996 and 1997 primarily consisted of net proceeds from the sale of preferred stock. Net cash provided by financing activities in 1998 and in the nine months ended September 30, 1999 primarily consisted of borrowings under a short-term line of credit.

    Our international sales are generally denominated in local currencies. Due to the limitations on converting Renminbi, we are limited in our ability to engage in currency hedging activities in China. We do not currently engage in currency hedging activities with respect to any other currencies. Although the impact of currency fluctuations to date has been insignificant, we cannot guarantee that fluctuations in currency exchange rates in the future will not have a material adverse effect on revenues from international sales and, correspondingly, on our business, financial condition and results of operations.

    We believe that the net proceeds of this offering, together with cash generated from operations and funds available under our credit facilities, will be sufficient to meet our capital requirements for at least the next 12 months. Our future cash requirements will depend on many factors, including but not limited to:

    - the extent to which average sales prices for our products decline;

    - the levels at which we maintain inventory;

    - the timing and extent of spending to support product development;

    - sales and marketing and customer support efforts;

    - the timing of introductions of new products and enhancements to existing products; and

    - market acceptance of our products.

    To the extent that the funds generated by this offering, together with existing resources and future earnings, are insufficient to fund our future activities, we may need to raise additional funds through public or private financing, which could include the issuance of additional equity. We are also exploring the possibility of securing additional equity investments by third parties in our joint ventures in China. We cannot assure you that additional financing will be available or that, if available, such financing will be obtainable on favorable terms.

IMPACT OF YEAR 2000

    Many currently installed computer systems and software products are coded to accept only two-digit entries in date code fields. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. Computer programs or hardware that have date-sensitive software or embedded chips and have not been upgraded to comply with these "year 2000" requirements may recognize a date using "00" as the year 1900 rather that the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    GENERAL READINESS ASSESSMENT. The year 2000 problem can affect the computers, software and other equipment that we use in our operations. As a result, we have instituted a year 2000 compliance plan, implemented by a team of our internal information technology staff responsible for monitoring the assessment and remediation of our year 2000 projects and reporting that status to our executive staff. This project team has assessed the potential effect and costs of remediating the year 2000 problem for our internal systems.

    ASSESSMENT OF OUR PRODUCTS. We have assessed the ability of our products to operate properly in the year 2000. We believe that our current products are year 2000 compliant. Accordingly, we do not believe that the year 2000 issue presents a material exposure as it relates to our products.

    ASSESSMENT OF INTERNAL INFRASTRUCTURE. We believe that we have identified most of the major computers, software applications and related equipment used in connection with our internal operations that need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. Based on a review of these computer systems, we have determined that our computer systems and applications are compliant with the year 2000 format.

    SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices, may be affected by the year 2000 problem. We have assessed the potential effect of the year 2000 problem on our office and facilities equipment and have determined that no problems exist that cannot be remediated by the replacement of relatively inexpensive equipment.

    COSTS OF REMEDIATION. Our total cost of completing required modifications, upgrades or replacements of our internal systems was less than $100,000. Based on the activities described above, we do not believe that the year 2000 problem will have a material adverse effect on our business or operating results.

    SUPPLIERS. As part of our review of the year 2000 problem, we have contacted third-party suppliers of components and key contractors used in the assembly of our products to identify and, to the extent possible, resolve issues involving the year 2000 problem. However, we have limited or no control over the actions of these third-party suppliers and subcontractors. Thus, while we believe that we have resolved any significant year 2000 problems with these third parties, there can be no assurance that these suppliers have resolved any or all year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure on the part of these third parties to timely resolve year 2000 problems with their systems in a timely manner could have a material adverse effect on our business.

    MOST LIKELY CONSEQUENCES OF YEAR 2000 PROBLEMS. We believe that we have identified and resolved all year 2000 problems that could materially adversely affect our business operations before December 31, 1999. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address. In addition, no one can accurately predict whether failures will occur as a result of the year 2000 problem or the severity, timing, duration or financial consequences of these potential failures. As a result, we believe that the following consequences are possible:

    - a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

    - possible business disputes and claims, including claims under product warranty, due to year 2000 problems experienced by our customers and incorrectly attributed to our products, which we believe will be resolved in the ordinary course of business; and

    - a few serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

    CONTINGENCY PLANS. We have developed contingency plans to be implemented if our efforts to identify and correct year 2000 problems affecting our internal systems are not effective. Depending on the systems affected, these plans include:

    - accelerated replacement of affected equipment or software;

    - short- to medium-term use of backup equipment or software or other redundant systems;

    - increased work hours for our personnel or the hiring of additional information technology staff; and

    - the use of contract personnel to correct, on an accelerated basis, any year 2000 problems that arise or to provide interim alternate solutions for information system deficiencies.

    Our implementation of any of these strategies could have a material adverse effect on our business.

    DISCLAIMER. The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance, and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of contract personnel and external resources, third-party suppliers' ability to modify proprietary software and unanticipated problems not identified in the ongoing compliance review.

                                    BUSINESS

OVERVIEW

    We provide communications equipment for service providers that operate wireless and wireline networks in rapidly growing communications markets. Our integrated suite of network access systems, optical transmission products and subscriber terminal products allows service providers to offer efficient and scalable voice, data and Internet access services. Service providers can easily integrate our standards-based systems into their existing networks and deploy our systems in new broadband, Internet Protocol, or IP, and wireless network rollouts. To date, substantially all of our sales have been to service providers in China.

    Our integrated suite of products consists of Airstar, AN-2000, OMUX and WACOS. Our Airstar network access system allows service providers to offer voice and data services over fixed wireless and city-wide wireless mobile networks. With over 900,000 lines installed at 12 large commercial sites, we believe that Airstar is the most widely deployed wireless local access system in China. For wireline networks, we provide a broadband-ready access system called AN-2000. Over 1.2 million lines of our wireline AN-2000 access system have been deployed in China, including deployments in the six largest regional communications markets. Our optical multiplexing, or OMUX, products provide optical transmission and are often bundled with our AN-2000 and Airstar systems. The OMUX, either as a stand-alone or bundled product, is currently installed at over 5,000 locations for over 200 communications service providers. Our newest product, WACOS, is an IP-based switch designed to deliver multiple voice and data services using a highly distributed architecture. We expect to begin initial shipments of WACOS in 2000. Our access and switching systems are currently designed to address the unique performance requirements of rapidly expanding communications infrastructure markets such as China.

INDUSTRY BACKGROUND

    COMMUNICATIONS NEEDS OF DEVELOPING COUNTRIES. Demand for voice and data communications services in developing nations continues to grow rapidly and is driven by both public sector infrastructure investment and private sector business growth. The governments of many developing countries have identified the buildout of a communications infrastructure as a key driver of modernization and economic growth. According to a 1998 report by the International Telecommunication Union, developing countries are investing in communications infrastructure at a rate of $53.1 billion annually, representing 31.9% of all communications infrastructure spending worldwide. Governments are increasingly implementing and funding buildouts through privatization of state-owned telecommunications service providers. These service providers, in turn, are deploying advanced networks for voice and data services. In addition, increasingly affluent businesses and residential consumers in the highest growth regions of these countries are demanding state-of-the-art voice and data communications solutions to interact and compete on a global basis.

    GROWTH IN CHINA'S COMMUNICATIONS MARKET. China has one of the fastest growing communications markets in the world. Growth in China's communications equipment and services markets is being driven by the government's commitment to infrastructure build-out, pent-up demand for communication services and robust economic growth. Dataquest estimates that the market for communications equipment and services in China will grow from $44.2 billion in 1998 to $89.9 billion in 2002, representing a compound annual growth rate of 19.4%. Dataquest forecasts that the market for access equipment in China will grow at a compound annual rate of 32.8% from 1998 to 2002. This market represents the fastest growing segment of the communications market in China and the fastest growing access equipment market in the world. China's demand for communication services is highlighted by its relatively low teledensity rate, which is a measure of the number of lines per hundred people. According to 1998 statistics from the International Telecommunication Union, China, with a population of 1.2 billion, has a teledensity rate of only 7.0% compared to teledensity rates in Brazil of 12.1%, in Western Europe of 53.1%, in Hong Kong of 55.8% and in the United States of 66.1%. While growth in the China communications market is currently driven predominantly by voice services, the increasing demand for data services presents a growing opportunity. The Strategis Group and BDA China Limited estimate that Internet subscribers in China will grow from 2.1 million in 1998 to 40.4 million in 2003, representing a compound annual growth rate of 80.6%. China's ability to invest heavily in its communications infrastructure is fueled by the country's strong economic activity, primarily in its coastal provinces which represented 41.1% of China's gross domestic product of $961 billion in 1998. In addition, the World Bank estimates China's GDP will grow at a compound annual rate of 7% from 1999 to 2003.

    STRUCTURE OF CHINA'S TELECOMMUNICATIONS INDUSTRY. Historically, the China Telecom system was the sole provider of public telecommunications services in China. In 1993, the State Council, in an effort to promote competition, began issuing licenses to new telecommunications operators including China United Telecommunications Corporation, or Unicom, a provider of mobile communication services, and Jitong Communications Co., Ltd., a provider of data communications and Internet access services. In February 1999, the State Council approved a restructuring plan for the China Telecom system. The plan separated the telecommunications operations of the China Telecom system along four business lines: fixed line, mobile, paging and satellite communications services. Under the new structure, a new state-owned company, China Mobile, holds and operates the nationwide mobile communications assets. China Mobile also controls China Telecom (Hong Kong) Limited, a public company, that operates cellular services in six of China's provinces. A new state-owned company, China Satellite, holds and operates the satellite assets. The paging operations have been merged into Unicom. China Telecom holds and operates the fixed line telephone and data communications assets. China Telecom operates through a network of approximately 2,400 local level telephone companies called Posts and Telecommunications Bureaus, or PTBs. PTBs are responsible for purchasing, installing and operating the voice and data communications services in their local markets.

    GOVERNMENT REGULATION OF THE TELECOMMUNICATIONS INDUSTRY. The China telecommunications industry is regulated at the national, provincial and local levels. At the national level, the Ministry of Information Industry, or MII, regulates the industry. The MII was established in March 1998 to assume the regulatory, administrative and other governmental duties of the former Ministry of Posts and Telecommunications. The MII has broad authority to regulate all aspects of the telecommunications and information technology industries in China including managing spectrum bandwidths, setting network equipment specifications and standards, regulating the Internet and drafting laws and regulations related to the electronics and telecommunications industries. We believe that the MII's general telecommunications equipment strategy is to ensure that China's infrastructure is based on advanced open architectures that are scalable, cost efficient and quickly deployed. The MII also oversees the 33 Post and Telecommunications Administrations, or PTAs, that have regulatory responsibility over the telecommunications industry in their respective provinces. In China today, each PTA oversees all local PTBs in its region and approves a subset of telecommunications products that meet MII standards from which PTBs can then select the specific products they purchase, install and operate. Although historically the MII has shared regulation and operation of China's telecommunications industry with the China Telecom system, as part of the Chinese government's industry restructuring, the regulatory functions of the MII and the PTAs are in the process of being separated from the operational functions of the state-owned PTBs under their control. Following this separation, it is expected that the MII will act exclusively as the industry regulator and that the local PTBs will act exclusively as operators. Given the multi-level regulatory environment, equipment providers in China must generally market intensively to all three levels of the communications industry.

    COMMUNICATIONS NETWORK ARCHITECTURE IN CHINA. The buildout of China's communications infrastructure involves not only installing a nationwide network of high-bandwidth fiber-optic

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backbones, but also locally connecting each business and residential subscriber to these backbones. The systems of wireline or wireless connections that link local subscribers to these backbone networks are often referred to as the "last mile" or the local access network. Because of the high growth rate, geographic dispersion and diverse communications needs of residences and businesses in China, the direct wiring of subscribers to the backbone network using traditional copper connections is a lengthy, costly and inefficient process. Direct wiring of subscribers to traditional telephone switches often locks those subscribers into a limited set of communications services and limits scalability and migration to other services. In contrast, service providers in China require communications equipment that allows them to rollout different services quickly, efficiently and cost-effectively. Given the relative absence of a legacy communications infrastructure, these service providers are less constrained and thus often deploy the latest, "best-of-breed" systems with the flexibility to handle future services such as data. This is true in both the local access networks and the backbone networks.

    A new trend in access network design is the use of remote nodes that push network intelligence closer to a group of subscribers, thus making it easier and more efficient to deliver multiple services from the backbone network to subscribers at the local level. These nodes use a standard digital protocol known as V5.2 to communicate with backbone networks. This open protocol allows equipment from various vendors to be interconnected seamlessly and allows service providers to deliver a variety of services from multiple backbones over the same access network thus reducing costs. By deploying small, intelligent nodes close to subscribers, service providers can deploy fewer central office switches, each covering larger areas, optimizing manageability and lowering per-subscriber cost. Because of these benefits, service providers in China are deploying open architecture switches capable of interacting with access networks at most new installations.

    Another new trend can be seen in the backbone network, where an increasing portion of traffic travels across IP-based systems instead of traditional voice systems using circuit switches. IP-based architectures differ fundamentally from circuit-switched architectures in the way information travels from point to point through networks. IP-based technology does not require a dedicated connection or circuit between the callers. Instead, the caller's voice is divided into numerous small packages of information called packets. These packets are sent over the network intermixed with other packets of data, such as fax, email or Internet content, to be reassembled at the destination of the call. In contrast, traditional telephone technology requires that a circuit between the callers be established and maintained during the length of the call, and voice and data cannot easily be transmitted simultaneously over this circuit. This is inefficient because much of a phone call is silence which effectively wastes capacity on the circuit. This inefficiency has caused service providers to seek new switches based on IP-based technology.

    NEEDS OF CHINA'S COMMUNICATIONS SERVICE PROVIDERS. Service providers in China often require network solutions with a suite of integrated products that address all of their access needs, including wireline and wireless, voice and data. These comprehensive product offerings enable service providers to quickly, and with minimal incremental investment, address the changing demands of their subscribers for expanded or more advanced services over time. Service providers also require solutions that are standards-based to ease installation and avoid duplicate buildout of separate networks. In addition, given the rapid growth in China's emerging communications market, network solutions must be efficient and scalable so that the same architecture can provide an affordable entry level solution for as few as hundreds of subscribers yet economically scale to hundreds of thousands of subscribers over time. Additionally, service providers in China will often require the vendors to continually develop products to meet evolving market needs and to have a local service and support presence.

    Although markets such as China represent substantial opportunities for communications equipment vendors, to date, few companies have delivered the combination of leading technology, market specific products and a local presence that service providers require.

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
THE UTSTARCOM SOLUTION

    Our wireless and wireline access and switching systems are designed to deliver the following key benefits to service providers:

    INTEGRATED, COMPREHENSIVE PRODUCT OFFERING. By offering communications systems that link the backbone network, the access network and subscribers' premises, we supply service providers with solutions that enable them to quickly deploy services to subscribers. For the implementation of completely new networks, which is typical in China, service providers can choose to deploy our complete suite of product offerings. By contrast, for locations where some network infrastructure is already in place, service providers can deploy a subset of our products and integrate them into their existing networks. Furthermore, as subscriber needs evolve from voice to data, we offer solutions to meet these needs. All of our products can be managed from a single integrated management station through the use of our Netman software.

    FLEXIBILITY FOR VOICE AND DATA SERVICES. We have designed our systems to offer a high degree of flexibility in terms of the number of subscribers and types of traffic delivered to those subscribers. Our equipment can be flexibly configured to offer a variety of services in response to subscriber demand. This flexibility is particularly important in China, as the communications services market is undergoing rapid change and growth. As Internet usage achieves greater penetration in China, service providers will desire systems which are designed to deliver high-speed data capability. Our access systems allow service providers to quickly and cost-effectively implement upgrades for new services, including high-speed data capability, compared to alternative solutions which may require the purchase of an entirely new system to provide these services.

    LEADING PRICE AND PERFORMANCE SOLUTION. All of our products are based on a modular design, using cost effective off-the-shelf components wherever possible and realizing most of the products' added value through our software. By delivering a modular system, we allow service providers to purchase only the functionality and capacity needed and to purchase additional functionality and capacity over time as subscriber demand warrants. In response to large pent-up demand, most service providers in China are currently delivering voice services. However, we expect demand for data services to increase dramatically in China. To meet this growing demand, service providers will be able to deliver data traffic with modular upgrades to our systems rather than through large-scale purchases of replacement equipment. Furthermore, as demand for communications services in China grows, our scalable systems will allow service providers to scale up from a small initial subscriber base to hundreds of thousands of subscribers in a cost-effective and efficient manner.

    STANDARDS-BASED ARCHITECTURE. Our products are designed to comply with key international open communication standards for multi-vendor interoperability, which are consistent with standards established by the MII. For example, we were one of the first companies to deliver an access system to the China market that incorporated an open interface to central office switches. This open interface, known as the V5.2 protocol, allows service providers to connect our products to equipment from multiple vendors and thus integrate multiple voice and data traffic types within one system. In this manner an operator can deploy our system for voice services first, but offer mobile or Internet services at a later time as the market for these services develops. Furthermore, our compliance with open standards lowers costs by permitting service providers to shorten evaluation times and ease integration of our products with other systems in the service providers' networks.

    LOCAL PRESENCE. We have established a strong local presence in China that allows us to be responsive to the needs of service providers and their subscribers. We manufacture our products primarily at two facilities located in the cities of Huizhou in the Guangdong province and Hangzhou in the Zhejiang province that are owned by joint ventures between us and affiliates of the corresponding PTAs. By using local facilities in China, we have helped create new jobs within the provinces and have strengthened our relationships with the PTAs in some of China's most modernized and rapidly growing

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
provinces. We also maintain nine sales and customer support sites in China that allow us to deploy a customer support representative onsite anywhere in China within 24 hours. Our sales force develops direct relationships with decision makers at both the provincial and the local level through pre-sales design and consulting services, as well as performing more traditional product sales functions. Additionally, through our relationships at the national, provincial and local levels we receive a continuous flow of information on market changes and insight into unique service provider needs and related opportunities.

STRATEGY

    Our objective is to be a leading provider of broadband, IP and wireless network equipment to high growth communications markets. The principal elements of our strategy are as follows:

    LEVERAGE OUR INSTALLED BASE AS DEMAND FOR BROADBAND AND HIGH-SPEED DATA GROWS IN CHINA. We believe we are a leading supplier of both wireline and wireless access systems in China. Communications service providers currently face a large subscriber demand for voice services. Accordingly, our systems are being used primarily for voice services. However, given the increasing demand for Internet and data access in China, we believe we are well positioned to leverage our installed base of systems and service provider relationships to deliver additional data capabilities. We intend to capitalize on this opportunity by supplying systems that enable service providers to offer broadband services over copper connections through digitial subscriber line, or xDSL, technologies and over fiber optic connections. We also intend to enable high-speed data services over 64 Kilobits per second, or Kbps, wireless links.

    DEVELOP PRODUCTS AND TECHNOLOGIES FOR MARKET-DRIVEN SOLUTIONS; PENETRATE EMERGING IP-BASED SWITCHING MARKET. By working closely with multiple service providers over the last five years, we have gained unique insight into future service provider requirements. For example, we developed our Personal Access System, or PAS, wireless access system in response to a market need for a low-cost, community-based mobile service. We believe PAS has been deployed in more cities in China than any other city-wide wireless mobile service. We believe increases in Internet usage, particularly voice over IP traffic, have resulted in a market need for a next-generation switching platform optimized for IP traffic. Accordingly, we have made a substantial investment in developing our WACOS IP-based switching system which we expect to ship in 2000. WACOS is designed to integrate with our existing products and to scale over time as demand for new services grows. We believe that WACOS can deliver value to service providers, as a stand-alone platform or in conjunction with expansions to our Airstar PAS system installations. We have a history of developing unique systems, such as PAS and WACOS, and we intend to continue to provide market-driven solutions to our customers.

    EXPAND PRESENCE IN CHINA. We intend to further capitalize on China's large population, low teledensity and increasing demand for communications services. Since our inception, we have focused our engineering, product development and sales and marketing efforts primarily on communications equipment for China. This focus has enabled us to be a leader in this market by quickly identifying the needs of service providers in China and rapidly developing market-specific products to address those needs. We intend to expand our presence in this market by:

    - increasing the number of sales and support staff and offices within China;

    - developing new products to address the demands of our existing and emerging customer base;

    - migrating our installed base from voice to data as market demand warrants; and

    - increasing our local research and development and manufacturing capabilities.

    LEVERAGE SUCCESS IN CHINA TO ADDRESS OTHER HIGH-GROWTH COMMUNICATIONS MARKETS. Since our products comply with many international standard protocols and are attractive and readily adaptable to

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
the requirements of service providers in many markets outside of China, we intend to leverage our success in China to penetrate other high-growth communications markets. We anticipate supplying these markets through original equipment manufacturer, or OEM, sales relationships or through the development of local sales agency and distributor relationships within the specific communications market. We are initiating this strategy with NEC Corporation, which offers our AN-2000 as an OEM through its worldwide sales organization. We have also established strategic relationships in Brazil, Colombia, India, the Philippines, Russia and other countries.

PRODUCTS

    Our integrated suite of network access, optical multiplexing, subscriber terminal and IP-based switching products gives service providers in high-growth markets an efficient means to offer voice and data services. Our product lines include Airstar, AN-2000, OMUX, Netman and WACOS.

AIRSTAR

    Airstar is a wireless access system that enables voice and data access over fixed and city-wide wireless links. The following diagram shows how our Airstar system is deployed.

                    [Diagram depicting our Airstar system.]

    A typical Airstar installation consists of several remote terminals based on our AN-2000 architecture, each coupled through one or more digital radio port controllers to many small indoor and outdoor radio ports, and various subscriber terminals. The remote terminals connect to the central office switch to provide local and long distance telephone service over a standard V5.2 interface or an analog 2-wire interface for switches without V5.2 capability. This provides for an open interface to the central office switch which benefits service providers by shifting network intelligence to the access network, thus reducing reliance on costly and proprietary distributed central office switch architectures. The remote terminals pass traffic through the radio port controllers to the radio ports, which each serve multiple subscribers. From the radio port, the signal is passed to a remote subscriber terminal or handset. The air traffic controller provides wireless traffic-channel and mobility management throughout the system.

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
    Airstar enables rapid and reliable deployment of communications services to subscriber communities where the installation of a wireline alternative may be uneconomical. Airstar can also be used in large indoor spaces such as office buildings, airports and shopping malls. Airstar is optimized for high-capacity urban or suburban traffic densities and can deliver wireline equivalent voice quality, including voice-band modem and fax support, with the advantages of simple planning for radio siting, immunity to inter-radio interference, low power consumption and scalability. Our Airstar system operates in China in the 1900-1915 MHz band allocated by the Radio Regulatory Bureau of the MII.

    Service providers have installed our Airstar system at 12 large commercial sites in China representing a total installed base of over 900,000 lines. We currently offer the Airstar for two different applications: Personal Access System, or PAS, and wireless local loop, or WLL.

    PERSONAL ACCESS SYSTEM

        PAS provides city-wide wireless mobile phone service for a community of up to several hundred thousand subscribers at traffic densities of upwards of 2,000 subscribers per square kilometer. PAS targets first-time subscribers, second line subscribers and small businesses. PAS provides distinct benefits to both service providers and subscribers. Service providers can quickly illuminate entire communities with strategically located low-power radios, creating the potential for new revenue streams from city-wide mobile service. Additionally, compared to traditional cellular systems, PAS mobility functions are completely integrated into the access network architecture and thus require no central office switch modification or incremental mobile switching hardware. By integrating PAS into the existing access network, service providers can take advantage of unused central office switching capacity to carry incremental wireless traffic loads. This integration also allows a service provider to offer existing switch-based services, such as caller ID, call forwarding, and voice mail, to its wireless subscribers. Subscribers benefit from rapid service activation and enjoy the mobility of small handsets weighing less than three ounces with over 800 hours of standby battery capacity and up to
    6.5 hours of talk time. We have contracted with multiple Japanese vendors to manufacture a variety of handsets under the UTStarcom label.

        With the PAS system, a service provider does not need to modify its existing billing system. However, PAS does provide separate call detail records that the service provider can use for specific mobility-related billing policies such as premium billing for roaming calls or wireless data calls, or for pre-paid PAS services.

        An additional benefit of PAS is its support of wireless data transmission of 32Kbps, upgradeable to 64Kbps. This enables wireless Internet access at speeds faster than those possible with many wireline dial-up modems. We believe PAS allows faster Internet access than other wireless technologies currently commercially deployed in China.

    WIRELESS LOCAL LOOP

        WLL provides for fixed, as opposed to mobile, wireless network access. In a WLL deployment, small and inexpensive radios located strategically throughout the service area provide a wireless digital link to the subscriber's home or business. We believe this offers both a cost and time-to-market advantage over some traditional copper deployments. A fixed subscriber unit located in the subscriber's home or business converts the wireless signals to a standard analog telephone interface that can be distributed through conventional inside-building wiring.

AN-2000

    Our AN-2000 is a digital wireline network access system that delivers a variety of services to subscribers over copper, fiber or microwave radio links. These services include:

    - traditional analog voice;

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
    - dialed voice and data in digital format over integrated services digital network, or ISDN, lines;

    - analog leased lines; and

    - business data services over integrated digital subscriber line, or IDSL, and high-data-rate digital subscriber line, or HDSL.

    Service providers have deployed over 1.2 million AN-2000 subscriber lines. In response to a developing market need, in the second half of year 2000 the AN-2000 will be enhanced to enable high-performance, always-on Internet access for residential and business subscribers using advanced asymmetric digital subscriber line, or ADSL, technology.

    The following diagram depicts a typical AN-2000 deployment.

                    [Diagram depicting our AN-2000 system.]

    The AN-2000 system consists of both central office terminals and remote terminals which are linked together to form a digital access network using copper, fiber or microwave radio. The AN-2000 connects to the access ring through either our OMUX product or a high performance robust transmission technology, known as synchronous digital hierarchy, or SDH. A central office AN-2000, or CT, connects the access ring to Internet access, local and long distance and dedicated data services. A remote AN-2000, or RT, connects to the access ring and offers voice and data services to the subscribers. A regional access network has the potential to contain hundreds of AN-2000s servicing hundreds of thousands of subscribers.

    The AN-2000 provides several important features which together form a cost-effective access platform for the delivery of voice and data services. We were among the earliest to offer a V5.2 switch interface to the China market. This capability benefits service providers by shifting network intelligence out into the access network, reducing reliance on costly and proprietary distributed central office switch

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
architectures. In addition, we designed the AN-2000 to provide high capacity, scalability and redundancy, offering reliable operation and economical service management. For service providers whose switches are not yet V5.2 compliant, we provide a migration capability whereby the AN-2000 terminates analog and ISDN ports in the central office, effectively creating a V5.2 interface to the remote AN-2000s. We believe that the AN-2000 is currently the leading system available that can convert existing analog central office interfaces to V5.2.

    Our OMUX product, which converts data transmission between electrical and optical formats, is often bundled with our Airstar and AN-2000 systems. Together, these products can comprise a complete access platform. In addition to bundled sales, the OMUX is used by cellular service providers to connect base station controllers to base stations and by other enterprises for private data networks and data collection applications.

    The primary advantage of the OMUX is its ability to offer highly competitive price and performance characteristics to service providers, particularly in low capacity implementations. The OMUX employs our SPDH technology, which provides the reliability of higher priced synchronous digital hierarchy, or SDH, networks for lower capacity access networks and enables highly reliable operations. The OMUX is available in varying capacities depending on network configuration and service provider requirements. To date, service providers have deployed the OMUX at over 5,000 locations, both as a stand-alone product and bundled with Airstar and AN-2000.

NETMAN

    Our Netman network management system, which is integrated with our network access products, provides for centralized management of our Airstar, AN-2000 and OMUX products. Netman provides the ability to manage individual network components and to report the status of the network as a whole. It runs on a personal computer using a Microsoft Windows-based graphical user interface software. With Netman, a service provider can add and drop subscribers independently, saving configuration and installation time. Netman can continuously monitor all access network elements, providing for real-time reporting and alarms in addition to performance management and optimization and distribution of software updates. The scalability of Netman allows a single system to serve an entire distributed network of up to several thousand remote nodes under normal network conditions. Netman can also be installed on a portable personal computer to be used as the local on-site maintenance terminal wherever remote nodes are installed.

WACOS

    Our WACOS system is an IP-based switching system which is deployed as a layered network architecture designed to support end-to-end communications and data services. The WACOS system supports communication between legacy telephone equipment and next-generation IP devices. In addition, operational support system, or OSS, software provided with WACOS enables management of WACOS equipment, billing for WACOS services and customer care for WACOS subscribers. The use of IP technology to transmit voice and data over a single network enables the use of lower cost equipment and improves bandwidth efficiency for service providers. This results in a wider variety of communications applications at lower per subscriber cost. The WACOS family includes:

    - PSTN Gateway devices which support connection to the public switched telephone network, or PSTN, through standard interfaces;

    - Wireless Gateways which support expansion of PAS networks; and

    - OSS Server Cluster which supports management, billing and customer care functions.

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
    The following diagram depicts our WACOS system.

                     [Diagram depicting our WACOS system.]

MARKETS AND CUSTOMERS

    Market opportunities within China's 31 provinces vary greatly by region, with the more densely populated coastal provinces experiencing the strongest economic development. While we provide our communications equipment to PTBs in a wide variety of provinces, to date, we have focused on marketing and selling our products to PTBs in Guangdong, Zhejiang, Fujian, Shandong and Jiangsu provinces and the municipality of Shanghai. The PRC State Statistical Bureau estimates that in 1997, these six regions represented 26.3% of China's population and 41.1% of China's gross domestic product. These regions also represent a disproportionately high percentage of China's wireline and wireless subscribers and influence adoption of technology among other regions. While each of the PTBs is part of the China Telecom system and subject to its ultimate control, equipment purchasing decisions are generally made at the individual PTB level.

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
    The following table is a list of our customers in China who have each purchased more than $200,000 of our products during 1999.

BEIJING MUNICIPALITY
  Beijing PTA
  The People's Bank of China

FUJIAN PROVINCE
  Fujian CUIEC
  Putian PTB
  Quanzhou PTB

GANSU PROVINCE
  Shizhuishan PTB

GUANGDONG PROVINCE
  Foshan PTB
  Guangzhou PTB
  Huizhou PTB
  Shengda Telecommunication Co.
  Shenzhen PTB
  Yunfu PTB
  Zhaoqing PTB

GUIZHOU PROVINCE
  Agriculture Bank in
    Gui Yang City

HEBEI PROVINCE
  Baoding PTB
  Huabei Oil Field

HEILONGJIANG PROVINCE
  Haerbin PTB

HUBEI PROVINCE
  Wuhan CUIEC

JIANGSU PROVINCE
  Changzhou PTB
  Kunshan Power Supplier
    Administration
  Taizhou PTB
  Xuzhou PTB

LIAONING PROVINCE
  Shenyang PTB

NINGXIA PROVINCE
  Pingluo PTB
  Wuzhong City PTB

SHAANXI PROVINCE
  Xi'an PTB

SHANDONG PROVINCE
  Dongying PTB
  Jinan PTB
  Jining PTB
  Qingdao CUIEC
  Qingdao PTB
  Zhoucheng PTB

SHANGHAI MUNICIPALITY
  Songjiang PTB

SHANXI PROVINCE
  Datong PTB

SICHUAN PROVINCE
  Chengdu PTB
  Chongqing PTB

TIANJIN MUNICIPALITY
  Dezun Tel. & Comm.
    Material Co.

YUNNAN PROVINCE
  Kunming PTB

ZHEJIANG PROVINCE
  Hangzhou PTB
  Ningbo PTB
  Ruian PTB
  Shaoxing PTB
  Shengzhou PTB
  Xiaoshan Tel. & Comm.
    Material Co.
  Yuhang PTB
  Zhejiang CUIEC
  Zhuji PTB

    We also sell our network access equipment to service providers in high growth communications markets outside of China. Markets outside of China will account for less than 1.0% of our total sales in 1999.

SALES, MARKETING AND CUSTOMER SUPPORT

    We pursue a direct sales and marketing strategy in China, targeting sales to individual PTBs and to manufacturers or equipment distributors with closely associated customers. We maintain sales and customer support sites in Beijing, Shanghai, Guangzhou, Shenyang, Wuhan, Xi'an, Hangzhou, Jinan and Chengdu. We also sell through relationships with regional government-owned telecommunications manufacturing companies, which act as agents in the sale of our products to PTBs.

    We believe our customer support services allow us to distinguish ourselves from competing equipment providers and build customer loyalty. The customer service operation in Hangzhou is co-located with the manufacturing joint venture and serves as both a technical resource and liaison to our product development organization. In China, customer service technicians are distributed in the regional sales and customer support sites to provide a local presence. We provide additional support on a 24-hour, 365-day basis from the customer support center in Hangzhou in the form of field dispatch

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
personnel, who also provide training on installation, operation and maintenance of equipment. As of December 1, 1999, we employed 406 people in sales, marketing and customer support.

    Our sales efforts in markets outside of China combine direct sales, original equipment manufacturer, or OEM, sales and manufacturing licensing. Our OEM sales focus on the AN-2000. Our most significant customers outside of China are NEC, which will sell the AN-2000 under a private label, and Kyocera Corporation, which incorporated the AN-2000 into its wireless local loop product. Itochu Corporation and Kanematsu Corporation have also helped us sell our products outside of China.

TECHNOLOGY

    Our research and development efforts have led to the creation of key technologies that have contributed to the success of our products in the marketplace.

    V5.2 PROTOCOL AND DYNAMIC SWITCHING. The AN-2000 and Airstar intelligent call processor and 2,048 timeslot interchange allow these systems to fully exploit the power of the V5.2 interface protocol between the central office switch and access node, which requests voice channel allocation from the switch on a call-by-call basis. Since most subscriber telephones are idle most of the time, a small number of channels can be shared by many subscribers, saving money and increasing reliability. The AN-2000 and Airstar can economically split a large bundle of V5.2 voice channels from the central office switch into many smaller, more economical bundles to be transmitted to the remote access nodes that may contain fewer subscribers than the switch is optimized for. This capability increases switch utilization, reduces the number and expense of V5.2 interfaces provided by the central office switch and economically allows the deployment of many small remote access nodes. Our V5.2 interface product is extensively deployed throughout China and is interoperable with the products of major switch vendors.

    SDH OPTICAL TRANSMISSION. Service providers have widely chosen to adopt and deploy fiber optic transmission systems conforming to the synchronous digital hierarchy, or SDH, standard promulgated by the International Telecommunications Union. The SDH standard is the international equivalent of the North American SONET standard. The SDH standards for first tier capacity allow up to 1,953 information channels to be transmitted over optical fiber between nodes that can be structured in a redundant ring configuration. If the fiber in the ring is cut accidentally, the SDH system can recover its operation immediately and maintain service while the cut is repaired. The AN-2000 fully integrates the SDH fiber with self-healing ring capability into a single plug-in module in contrast to earlier generation equipment that required a separate external SDH multiplexer. This configuration saves expense and provides a simple unified management structure for the SDH and access node functions.

    AIRSTAR MOBILITY MANAGEMENT. We have developed a specially configured AN-2000 node, called the air traffic controller, or ATC, in the PAS to provide the function of wireless traffic-channel and mobility management. Airstar subscribers are assigned wireless traffic channels at the time they become active on a call and the precise channel may be different from call to call or, in the case of PAS users, may change during a call, because of variable channel availability and also movement of the subscriber. The ATC collects all of these dynamically assigned channels and re-maps them to fixed channels on the access network interface, providing wireless benefits without alteration of the access network. Service providers can mix and match wireline and wireless service delivery in a seamless manner without regard for access network compatibility or special provisioning. Airstar PAS can manage hundreds of thousands of air traffic channels by arranging a network of ATCs into a two-stage configuration with regional nodes handling local traffic and a network of central nodes handling traffic between regional nodes.

    WACOS IP-BASED SWITCHING AND SERVICE DELIVERY PLATFORM. The WACOS system is deployed as a layered network architecture designed to support end-to-end communications and data services. This type of architecture is rapidly gaining worldwide acceptance with a large number of vendors and service providers cooperating in the creation of new standards for IP-based networks. In the WACOS implementation, unlike current telephone networks, service providers and subscribers are able to quickly and easily deploy new services and features based on these emerging standard protocols.

    WACOS is a complete telecommunications system that offers technology at several levels:

    - TRADITIONAL PHONES AND IP APPLIANCES. Innovative protocols used by WACOS provide support for traditional telephone service and provide the foundation for next-generation IP-based appliances such as IP-enabled cell phones and personal digital assistants.

    - IP ACCESS NETWORK. The WACOS gateway converts between legacy telephony protocols such as SS7 and V5.2 and modern IP-based services. The gateway provides an open platform for the development of enhanced services, such as unified messaging, by us or third party developers.

    - BACKBONE NETWORK. WACOS relies on industry standard IP-based network architecture. Initially based on widely deployed IP over asynchronous transfer mode, or ATM, technology, WACOS is capable of economical upgrade to emerging packet over SONET and gigabit ethernet standards.

    - OPERATIONAL SUPPORT SYSTEM. The operational support system, or OSS, is implemental using industry-standard computing platforms based on Windows NT or Unix, depending on customer preference. The OSS allows service providers to flexibly tailor billing policies and allows subscriber self-provisioning through on-line account access. Web-based graphic user interfaces provide precise management information to support staff with minimal training requirements, reducing operational costs.

RESEARCH AND DEVELOPMENT

    We believe that continued and timely development and introduction of new and enhanced products are essential if we are to maintain our competitive position. While we use competitive analyses and technology trends as factors in our product development plans, the primary input for new products and product enhancements comes from soliciting and analyzing information about service providers' needs. Our MII, PTA and PTB relationships and full-service post-sale customer support provide our research and development organization with insight into trends and developments in the marketplace. The insights provided from these relationships allowed us to develop unique, market-driven products such as PAS and WACOS. Current projects include the development of:

    - high speed IP-based switching technologies;

    - locator functions for Airstar PAS;

    - broadband ADSL delivery for AN-2000 and the WACOS network;

    - increased wireless data rates for Airstar PAS;

    - significantly enhanced network management capabilities; and

    - an OMUX product using the SDH architecture.

    We maintain a strong relationship between our U.S. and China research centers. Projects are typically designed and developed in the United States by one team and tested in China by another, allowing us to conduct research and development activities 24 hours a day. We rotate engineers between the U.S. and China research centers to further integrate our research and development operations. We have been able to cost-effectively hire highly skilled technical employees from a large pool of qualified candidates in China. Our research and development efforts are conducted at the following facilities:

    - The New Jersey Technical Center, with 94 engineers as of December 1, 1999, provides technical leadership on PAS and AN-2000 developments, including hardware and software development, system engineering and system architecture, as well as project management and engineering methodology.

    - The Hangzhou Technical Center, with 61 engineers as of December 1, 1999, takes leadership on most transmission system developments, and also participates in AN-2000 and PAS projects, performing software, hardware and mechanical design. It also provides manufacturing engineering support, high-level field support and takes the lead in operations systems development for the China market.

    - The Alameda Technical Center, with 35 engineers as of December 1, 1999, focuses primarily on IP gateways and distributed switching for wireless communications.

    - The Hefei Technical Center, with 25 engineers as of December 1, 1999, focuses on the development of wireless technology. The Hefei facility is located at the University of Science and Technology of China.

    In the past we have made, and expect to continue to make, significant investments in research and development. Our research and development expenditures totaled $3.9 million in 1996, $8.2 million in 1997, $12.7 million in 1998 and $12.5 million in the nine months ended September 30, 1999.

MANUFACTURING, ASSEMBLY AND TESTING

    We manufacture or engage in the final assembly and testing of our Airstar systems, AN-2000 and OMUX products at the facilities of our two manufacturing joint ventures in China. In Zhejiang province, we have a joint venture with Zhejiang Telecommunication Equipment Factory. In Guangdong province, we have a joint venture with Guangdong Nanfang Communications Group Corporation. These manufacturing operations consist of circuit board assembly, final system assembly, software installation and testing. We assemble circuit boards primarily using surface mount technology. Assembled boards are individually tested prior to final assembly and tested again at the system level prior to system shipment. We use internally developed functional and parametric tests for quality management and process control and have developed an internal system to track quality statistics at a serial number level.

    Both the Guangdong and the Zhejiang manufacturing facilities are ISO 9002 certified. ISO 9002 certification requires that the certified entity establish, maintain and follow an auditable quality process including documentation, requirements, development, training, testing and continuous improvement and which is periodically audited by an independent outside auditor.

    We have contracted with Matsushita Electric Industrial Co., Ltd., which distributes products under the Panasonic brand, to manufacture the Airstar wireless infrastructure components and handsets for distribution under the UTStarcom label. We have also contracted with Kyocera Corporation to provide handsets under the UTStarcom label and with Sharp Corporation to provide handsets and repeaters under the UTStarcom label. Our AN-2000 product line integrates some third party products for subscriber premises equipment and testing. In order to gain more control over the quality of the products, further reduce the cost and ease restrictions on China's import license quotas, we have started and will continue local assembly of the wireless infrastructure components and handsets in China. We anticipate that we will enter into arrangements with third parties to manufacture handsets in China. We also intend to develop the capacity to manufacture our own handsets.

STRATEGIC RELATIONSHIPS

    We benefit from strategic relationships with other major companies that act as our suppliers, investors and customers. SOFTBANK CORP. is a major investor in our company and holds two seats on our Board of Directors. Prior to this offering, we intend to establish an investment fund with SOFTBANK focused on investments in Internet companies in China. Intel Pacific, Inc., a wholly owned subsidiary of Intel Corporation, is another one of our investors. We have agreed to work together with Intel to evaluate and develop new technologies primarily related to our IP-based switching systems. Matsushita Communication Industrial Co., Ltd. is a major supplier of radio and terminal equipment for the Airstar system, and is also an investor and has funded custom developments related to the WACOS system. Mitsubishi Electric Corporation has also invested in our company. Affiliates of the Guangdong and Zhejiang PTAs are our manufacturing joint venture partners in China. We have entered into a memorandum of understanding with Himachal Futuristic Communications Ltd. to manufacture our AN-2000 system for the Indian market. NEC Corporation is marketing our AN-2000 system under a private label worldwide.

COMPETITION

    We face intense competition in our target markets and expect competition to increase. Our principal competitors in our various product lines include:

    - AIRSTAR SYSTEM: Alcatel Alsthom CGE, S.A.; Ericsson LM Telephone Co.; Huawei Technology Co., Ltd.; Lucent Technologies, Inc.; Motorola, Inc.; NEC Corporation; Siemens AG; and Zhongxing Telecommunications Equipment.

    - AN-2000 AND OMUX: Advanced Fibre Communications, Inc.; Alcatel; Bosch Telecom GmbH; ECI Telecom Ltd.; Ericsson; Fujitsu Limited; Huawei; Lucent; NEC; Nokia Corporation; Shanghai Bell Alcatel Mobile Communication; Siemens; and Zhongxing.

    - WACOS SYSTEM: Alcatel; Cisco Systems, Inc.; Clarent Corporation; Ericsson; Huawei; Lucent; Motorola; Nokia; Nortel Networks Corporation; Nuera Communications, Inc.; Siemens; Tachion Networks, Inc.; and Vienna Systems Corp.

    We are increasingly facing competition from domestic companies in China. We believe that our strongest competition in the future may come from these companies, many of which operate under lower cost structures and more favorable governmental policies and have much larger sales forces than we do. Furthermore, other companies not presently offering competing products may also enter our target markets. Many of our competitors have significantly greater financial, technical, product development, sales, marketing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in service provider requirements. Our competitors may also be able to devote greater resources than we can to the development, promotion and sale of new products. These competitors may also be able to offer significant financing arrangements to service providers, in some cases facilitated by government policies, which is a competitive advantage in selling systems to service providers with limited financial and currency resources. Increased competition is likely to result in price reductions, reduced gross profit as a percentage of net sales and loss of market share, any one of which could materially harm our business, financial condition and results of operations.

    Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties, including PTAs, PTBs and other local organizations, to increase the ability of their products to address the needs of prospective customers in our target markets. Accordingly, alliances among competitors or between competitors and third parties may emerge and rapidly acquire significant market share. To remain competitive, we believe that we must continue to partner with PTAs and other local organizations, maintain a high level of investment in research and development and in sales and marketing, and manufacture and deliver products to service providers on a timely basis and without significant defects. If we fail to meet any of these objectives, our business, financial condition and results of operations could be harmed.

    The introduction of inexpensive wireless telephone service or other competitive services in China may also have an adverse impact on sales of our Airstar system in China. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures in the future will not materially adversely effect our business, financial condition and results of operations.

    We believe that the principal competitive factors affecting the market for our network access products include:

    - total initial cost of solution;

    - short delivery and installation intervals;

    - design and installation support;

    - ease of integration with the backbone network;

    - flexibility in supporting multiple interfaces and services

    - life-cycle cost determined by reliability; and

    - manageability of the solution and scalability.

    We believe we have in the past generally competed favorably with offerings of our competitors on the basis of these factors. However, we may not be able to compete effectively against current and future competitors based on these or any other competitive factors in the future, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

    Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. We presently hold one U.S. patent for existing products and have submitted ten U.S. patent applications and four foreign patent applications. We cannot assure you that any of our patent applications will be granted or that any patents issued will cover the scope of the claims sought in the applications. Our U.S. patents do not afford any intellectual property protection in China or other international jurisdictions. Moreover, we have not yet obtained patents in China. We can give no assurance that we will be able to obtain patents in China on our products or the technology that we use to manufacture our products. Our joint ventures in China rely upon our trademarks, technology and know-how to manufacture and sell our products. Under the terms of our joint venture agreements, any modifications or enhancements to or derivatives of our intellectual property developed by the joint ventures will be owned by the joint ventures. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the legal systems of some foreign countries, including China, do not protect our proprietary rights to the same extent as does the legal system of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.

    The communications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

    We have an agreement with a third party that also uses the Airstar trademark for one of its products. Under the terms of this agreement, we have rights to the Airstar trademark in China and the third party has trademark rights outside of China.

EMPLOYEES

    As of December 1, 1999, we employed a total of 877 full-time employees. We also from time to time employ part-time employees and hire contractors. Of the total number of full-time employees, 215 are in research and development, 135 in manufacturing, 406 in marketing, sales and support, and 121 in administration. We have 720 employees located in China, including 212 employees at the Zhejiang manufacturing joint venture, with the remaining 157 employees located in the United States. In addition, the Guangdong manufacturing joint venture has 119 employees. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our employee relations are good.

FACILITIES

    Our corporate headquarters are located in a 25,756 square foot leased facility in Alameda, California. We use this facility for sales, marketing, administration, purchasing and research and development. Our lease expires in January 2003. Our main research and development facility is located in a 27,238 square foot facility in Iselin, New Jersey, under a lease which expires in July 2002. We also have research and development facilities in Hefei and Hangzhou. We lease two facilities in China for manufacturing and multiple offices for sales, marketing, support and administration in China. Our Zhejiang joint venture manufacturing facility is a 83,926 square foot facility with a lease that expires in March 2002. Our Guangdong joint venture manufacturing facility is a 44,250 square foot facility with a lease that expires on December 31, 1999. We are currently renegotiating this lease. We believe our current facilities are well maintained, are in good operating condition and will be adequate to meet our anticipated level of operations over the next twelve months.

LEGAL PROCEEDINGS

    We may become involved in legal proceedings from time to time in the ordinary course of business. As of the date of this prospectus, we are not involved in any pending material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our executive officers and directors, and their ages as of September 30, 1999, are as follows:

NAME                                          AGE      POSITION(S)
----                                        --------   -----------
Masayoshi Son.............................     42      Chairman of the Board of Directors
Hong Liang Lu.............................     44      President, Chief Executive Officer and
                                                       Director
Ying Wu...................................     40      Vice Chairman of the Board of Directors,
                                                       Executive Vice President and Chief
                                                       Executive Officer, China Operations
Michael Sophie............................     42      Vice President of Finance, Chief Financial
                                                       Officer and Assistant Secretary
Bill Huang................................     37      Vice President, Chief Technology Officer
Shao-Ning J. Chou.........................     37      Executive Vice President and Chief
                                                       Operating Officer, China Operations
Paul Berkowitz............................     47      Vice President, International Sales
Gerald Soloway............................     50      Vice President, Engineering
Yoshitaka Kitao...........................     48      Director
Charles Xue...............................     46      Vice Chairman of the Board of Directors
                                                       and Secretary
Thomas J. Toy.............................     44      Director
Chauncey Shey.............................     42      Director

    MASAYOSHI SON has been our Chairman of the Board since October 1995. For more than 15 years, Mr. Son has been President and Chief Executive Officer of SOFTBANK CORP., a leading global provider of Internet content, technology and services. Mr. Son is currently a director of Cisco Systems, Inc., E*Trade Group, Inc. and Ziff-Davis, Inc. Mr. Son holds a B.A. in Economics from the University of California at Berkeley.

    HONG LIANG LU has been our President and Chief Executive Officer and a director since June 1991. Mr. Lu co-founded UTStarcom under its prior name, Unitech Telecom, Inc., in June 1991 which subsequently acquired StarCom Network Systems, Inc. in September 1995. From 1986 through December 1990, Mr. Lu was President and Chief Executive Officer of Kyocera Unison, a majority-owned subsidiary of Kyocera International, Inc. From 1983 until its merger with Kyocera in 1986, he was President and Chief Executive Officer of Unison
World, Inc., a software development company. From 1979 to 1983 he was Vice President and Chief Operating Officer of Unison World, Inc. Mr. Lu holds a B.S. in Civil Engineering from the University of California at Berkeley.

    YING WU has been our Executive Vice President and Vice Chairman of the Board of Directors since October 1995. Mr. Wu has also been the President of one of our subsidiaries, UTStarcom China, since October 1995. From 1992 to 1995,
Mr. Wu was a co-founder and co-owner of StarCom Network Systems, Inc., a company that marketed and distributed third party telecommunications equipment. From 1988 to 1991, Mr. Wu was a member of the technical staff of Bellcore Laboratories. From 1987 through 1988, Mr. Wu was a consultant at AT&T Bell Labs. He holds a B.S. in Electrical Engineering from Beijing Industrial University and an M.S. in Electrical Engineering from the New Jersey Institute of Technology.

    MICHAEL SOPHIE has been our Vice President of Finance and Chief Financial Officer since August 1999. Prior to joining our company, Mr. Sophie held executive positions at P-Com, Inc. from August 1993 to August 1999 as Vice President Finance, Chief Financial Officer and Group President. From 1989 through 1993, Mr. Sophie was Vice President of Finance at Loral Fairchild Corporation. He holds a B.S. degree from California State University, Chico and an M.B.A. from the University of Santa Clara.

    BILL HUANG has been our Chief Technology Officer since September 1999. From December 1996 to September 1999, he was our Vice President of Strategic Product Planning. From June 1995 to December 1996, Mr. Huang served as our Vice President, China Operations. From 1994 to June 1995, Mr. Huang was our Director, Engineering. From 1992 to 1994, he was a Member of the Technical Staff and Project Leader at AT&T Systems. Mr. Huang serves on the board of Shenzhen Gin De (Group) Ltd., a real estate investment company in China. Mr. Huang holds a B.S. in Electrical Engineering from Huazhong University of Science & Technology, and an M.S. in Electrical Engineering and Computer Sciences from the University of Illinois.

    SHAO-NING J. CHOU has been our Executive Vice President and Chief Operating Officer of China Operations since January 1999. From April 1997 to January 1999, he was Vice President of China Operations and from July 1996 to April 1997, he served as Vice President of Engineering. From 1995 to 1996, he was director of engineering for wireless systems and software with Lucent Technologies Microelectronics IC group. From 1993 to 1995, he was a Technical Manager for the Global Wireless product group with AT&T consumer products where he led multiple development teams for handset and wireless personal base station products. From 1985 to 1993, Mr. Chou was team leader and a member of the technical staff for advanced digital communication research in Bell Laboratories where he led and engaged in data communication equipment and multimedia product development.
Mr. Chou holds a B.S. in Electrical Engineering from City College of New York, an M.S. in Engineering from Princeton University and an M.B.A. from the State University of New Jersey, Rutgers.

    PAUL BERKOWITZ has been our Vice President of International Sales since July 1997. From July 1996 to July 1997, he was our Vice President of Product Management & Planning, and from January to June 1996, he served as our Vice President of Engineering. From 1994 to 1995, Mr. Berkowitz was Director of Application Software of AT&T Network Systems where he managed, among other things, an international team in marketing, architecture, and development of software involving a portfolio of advanced GUI and client-server products for telecommunications services. Between 1992 and 1994, he led the planning and development effort for a 1 Gigabit/sec Asynchronous Transfer Mode switch support Wide Area Network services including TDM and Frame Relay in the AT&T Paradyne Unit. Mr. Berkowitz has been granted four patents and holds a B.S. and an M.S. in Electrical Engineering from Columbia University.

    GERALD SOLOWAY has been our Vice President of Engineering since January 1999. From April 1998 to January 1999, he served as our Director of Strategic Marketing. Prior to this, Dr. Soloway worked for Lucent Technologies, formerly Bell Labs, for 29 years. At Lucent, Dr. Soloway held executive positions in Consumer Products, Business Terminal Development, PBX Systems Engineering, Key System Development and Access Systems Development. He holds a Ph.D. from Polytechnic Institute of New York, an M.S. from New York University, and a B.S. from Cooper Union, all in Electrical Engineering. Dr. Soloway also holds seven patents in communications and computer graphics technology.

    YOSHITAKA KITAO has been a director since April 1998. Mr. Kitao has served as Executive Vice President and Chief Financial Officer of SOFTBANK CORP. since July 1995 and President and Chief Executive Officer of SOFTBANK Contents Partners Corporation since May 1997. From June 1992 to May 1995, Mr. Kitao was the general manager of the Corporate Finance and Service department of Nomura Securities Co., Ltd. Mr. Kitao is a director of INSWEB Corporation and Ziff-Davis, Inc. Mr. Kitao holds a B.A. in Economics from Keio University and a B.A. in Economics from Cambridge University.

    CHARLES XUE has been our Vice Chairman of the Board of Directors since 1995. Prior to our acquisition of StarCom Network Systems, Inc., from 1991 to 1995, Mr. Xue served as our Chairman of the Board. Mr. Xue has served as Chairman of the Board and Chief Executive Officer of C&A Investment, Inc., a real estate investment company, since 1989 and Chairman of the Board and Chief Executive Officer of United Medical Industrial Group Inc. since 1991. Mr. Xue is a director of Asia Pacific Wire & Cable Corporation Limited. Mr. Xue has an M.A. in Asian Studies with a specialization in Chinese foreign relations from the University of California at Berkeley and is a graduate of the Master's program of the Beijing Academy of Social Science.

    THOMAS J. TOY has been a director since July 1995. Mr. Toy is managing director of PacRim Venture Partners, a professional venture capital firm specializing in investments in the information technology sector. Prior to that he was a partner at Technology Funding, a professional venture capital firm, from 1987 to 1999. While at Technology Funding, Mr. Toy was Managing Director of Corporate Finance and headed the firm's investment committee. Mr. Toy is also a director of White Electronic Designs Inc. Mr. Toy holds B.A. and M.M. degrees from Northwestern University.

    CHAUNCEY SHEY has been a director since October 1995. From October 1995 to July 1999, Mr. Shey was our Executive Vice President in charge of Research and Development. From March to October 1995, he was Executive Vice President of StarCom Network Systems, Inc., where he worked in research and development as well as in operation and strategy planning. From March 1991 to March 1995, he was Executive Vice President of StarCom Products, Inc., a consulting business that developed software products and provided expertise in the fields of computers and telecommunications. In that position he was responsible for operations, financial management and marketing. From December 1990 to December 1991, Mr. Shey was a consultant at Bell Labs. He holds a B.S. in Electrical Engineering from Shanghai Jiao Tong University and an M.S. in Computer Science from the State University of New York at New Paltz.

CLASSIFIED BOARD OF DIRECTORS

    Our Board of Directors will be divided into three classes of directors who will serve in staggered three-year terms upon the closing of this offering. As a result, approximately one-third of the Board of Directors will be elected each year. Provisions in our bylaws and certificate of incorporation allow the Board of Directors to fill vacancies on or increase the size of the Board of Directors. These provisions, along with having a classified board of directors, may make it difficult for our stockholders to remove incumbent directors and fill vacancies with their own nominees to gain control of the Board.

    Our Board of Directors has designated that Messrs. Toy and Xue will serve as Class I Directors, whose terms expire at the 2000 annual meeting of stockholders. Messrs. Kitao and Shey will serve as Class II Directors whose terms will expire at the 2001 annual meeting of stockholders. Messrs. Lu, Son and Wu will serve as Class III Directors whose terms will expire at the 2002 annual meeting of stockholders.

BOARD COMMITTEES

    Our Board of Directors has established three standing committees: the Executive Committee, the Audit Committee and the Compensation Committee. The Executive Committee approves and authorizes material agreements and obligations up to $3.0 million in value. The Executive Committee consists of Messrs. Lu, Kitao and Toy.

    Among other functions, the Audit Committee makes recommendations to the Board of Directors regarding the appointment of independent auditors for the annual audit of our financial statements, reviews the results and scope of the audit and other services provided by our independent auditors, reviews our financial statements, and reviews and evaluates our internal audit and control functions. The Audit Committee consists of Messrs. Kitao, Toy and Xue.

    The Compensation Committee reviews and approves the compensation and benefits of our executive officers, grants stock options under our stock option plans and makes recommendations to the Board of Directors regarding these matters. The Compensation Committee consists of Messrs. Toy and Xue.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No interlocking relationship exists between the Board or the Compensation Committee and the board of directors or compensation committee of any other company and no interlocking relationship has existed in the past.

DIRECTOR COMPENSATION

    Directors do not receive any cash fees for their service on the Board or any Committee of the Board. They are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at Board or Committee meetings. To the extent that a director is an employee, the director can participate in our 1997 stock plan and, upon stockholder approval, in our 2000 employee stock purchase plan.

EXECUTIVE COMPENSATION

    The following table sets forth information regarding compensation received during the fiscal year ended December 31, 1998 by our Chief Executive Officer and each of our other four most highly compensated executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                          ------------
                                            ANNUAL COMPENSATION            NUMBER OF
                                     ----------------------------------    SECURITIES
                                                           OTHER ANNUAL    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION           SALARY     BONUS     COMPENSATION     OPTIONS      COMPENSATION(1)
---------------------------          --------   --------   ------------   ------------   ---------------
Hong Liang Lu......................  $223,176    $  --       $      --           --           $5,475
  President and Chief Executive
  Officer
Ying Wu............................   199,833       --              --           --            7,043
  Executive Vice President and
  Chief Executive Officer, China
  Operations
Shao-Ning J. Chou..................   158,333       --              --           --            7,194
  Executive Vice President and
  Chief Operating Officer, China
  Operations
Chauncey Shey......................   154,667       --              --           --            2,850
  Executive Vice President,
  Research and Development(2)
Paul Berkowitz.....................   140,167       --              --           --            3,082
  Vice President, International
  Sales

----------

(1) Consists of health insurance premiums paid by us on behalf of the officers.

(2) Mr. Shey served as our Executive Vice President, Research and Development until July 1999.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

    We did not grant any stock options or stock appreciation rights to any of the executive officers named in the Summary Compensation Table above during the fiscal year ended December 31, 1998.

OPTION EXERCISES AND HOLDINGS

    The following table provides summary information concerning the shares of our common stock subject to outstanding stock options held as of December 31, 1998 by each of the executive officers named in the Summary Compensation Table above. These officers did not exercise any stock options during the year ended December 31, 1998.

                                                                NUMBER OF SECURITIES
                                                                     UNDERLYING               VALUE OF UNEXERCISED
                                     NUMBER OF                 UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                      SHARES                      DECEMBER 31, 1998           DECEMBER 31, 1998(1)
                                    ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                                 EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                -----------   --------   -----------   -------------   -----------   -------------
Hong Liang Lu.....................          --         --      133,332         66,668      $  372,327      $174,993
Ying Wu...........................          --         --      926,480             --       3,378,131            --
Shao-Ning J. Chou.................          --         --      216,138        167,562         710,096       527,489
Chauncey Shey.....................          --         --      926,480             --       3,378,131            --
Paul Berkowitz....................          --         --      438,924         13,332       1,590,916        26,664

----------

(1) The value of unexercised in-the-money options is calculated based on the fair market value of our common stock, which our Board of Directors determined to be $4.50 per share on December 31, 1998, minus the exercise price for the shares, multiplied by the number of shares underlying the option.

EMPLOYEE BENEFIT PLANS

    1992 OMNIBUS EQUITY INCENTIVE PLAN. On April 12, 1992, the Board of Directors adopted our 1992 Omnibus Equity Incentive Plan, which our stockholders ratified on December 9, 1994. Under the 1992 plan, directors, employees and consultants were eligible to acquire shares of common stock pursuant to options, stock purchase rights and stock appreciation rights. At the time of adoption, 2,400,000 shares of common stock were reserved for issuance under the 1992 plan. As of December 14, 1999, there were options to purchase 41,728 shares of common stock outstanding under the 1992 plan. On July 31, 1995, the Board of Directors elected not to grant any further options under the 1992 plan.

    THE 1995 STOCK PLAN. On July 31, 1995, the Board of Directors adopted, and in October 1995, our stockholders approved, our 1995 Stock Plan. Under the 1995 plan, officers, employees and consultants were eligible to acquire shares of common stock pursuant to options or stock purchase rights. At the time of adoption, 3,705,232 shares of common stock were reserved for issuance under the 1995 plan. In 1995 and 1996, our Board and stockholders added an additional 5,400,000 shares to the 1995 plan, raising the total number of authorized shares reserved under the 1995 plan to 9,105,232. As of December 14, 1999, there were options to purchase 6,167,644 shares of common stock outstanding under the 1995 plan. On January 31, 1997, the Board of Directors elected not to grant any further options under the 1995 plan. Upon the adoption of the 1997 plan, all remaining unissued shares under the 1995 plan not already subject to options or other awards ceased to be reserved for issuance under the 1995 plan.

    THE 1997 STOCK PLAN. On January 31, 1997, the Board of Directors adopted, and our stockholders approved, our 1997 Stock Plan. Under the 1997 plan, officers, employees and consultants are eligible to receive options to purchase shares of common stock and stock purchase rights. In December 1999, the Board of Directors amended the 1997 plan, which we expect the stockholders to approve shortly before the closing of this offering. Under the amended plan, we are authorized to issue up to 10,524,574 shares of common stock. During the term of the 1997 plan, the number of shares issuable under the plan will be increased annually on the first day of each fiscal year beginning in 2001 by an amount equal to the lesser of 6,000,000 shares or 4% of the outstanding shares of our common stock on that date, or a lesser amount determined by the Board. The plan terminates in January 2007, but may be terminated earlier by the Board of Directors. As of December 14, 1999, there were options to purchase 6,221,970 shares of common stock outstanding under the 1997 plan. The Compensation Committee administers the 1997 plan.

    Options granted under the 1997 plan may be incentive stock options, or ISOs, which are intended to qualify for favorable federal income tax treatment under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options, or NSOs, which do not so qualify. The Compensation Committee selects the eligible persons to whom options will be granted and determines the grant date, amounts, exercise prices, vesting periods and other relevant terms of the options, including whether the options will be ISOs or NSOs. The exercise price of ISOs granted under the 1997 plan may not be less than 100% of the fair market value of our common stock on the grant date, while the exercise price of NSOs can be determined by the Compensation Committee in its discretion. Options are generally not transferable during the life of the optionee.

    Options vest and become exercisable as determined by the Compensation Committee. Options may generally be exercised at any time after they vest and before their expiration date as determined by the Compensation Committee. However, no option may be exercised more than 10 years after the grant date. Options will generally terminate (i) 12 months after the death or permanent disability of an optionee and (ii) 90 days after termination of employment for any other reason. The aggregate fair market value of the shares of common stock represented by ISOs that become exercisable in any calendar year may not exceed $100,000. Options in excess of this limit are treated as NSOs.

    In the event we are merged with or into another corporation, or all or substantially all of our assets are sold, each outstanding option will be assumed or an equivalent option or right will be substituted by the successor corporation or its parent or subsidiary. If the successor corporation refuses to assume or substitute for the option or right, the options or rights will automatically vest and become exercisable in full for a period of at least fifteen days, after which time the option will terminate.

    Under the 1997 plan, we may grant stock purchase rights to eligible participants. Any shares purchased pursuant to stock purchase rights will be subject to a restricted stock purchase agreement. Unless the Compensation Committee determines otherwise, this agreement will grant us a right to repurchase the stock upon the voluntary or involuntary termination of the employee for any reason, including death or disability. The purchase price for repurchased shares will be the original price paid and may be paid by cancellation of any indebtedness owed to us. The shares of stock subject to the right of repurchase lapse over time.

    As of December 14, 1999, an aggregate of 18,856,646 shares of common stock were authorized for issuance under our stock plans, 12,431,342 of which were subject to outstanding options and 4,266,926 of which were available for grant.

    2000 EMPLOYEE STOCK PURCHASE PLAN. In December 1999, the Board of Directors adopted the 2000 Employee Stock Purchase Plan. Subject to meeting federal and state securities law requirements and obtaining stockholder approval, the stock purchase plan will become effective upon the consummation of this offering, or as soon as practicable thereafter.

    The purpose of the stock purchase plan is to provide a competitive equity compensation program and to provide our employees with an opportunity and incentive to acquire an ownership interest in our company, which more closely aligns the interests of our employees and stockholders. We have reserved 2,000,000 shares of common stock for sale under the stock purchase plan. The number of shares reserved for sale under the plan will be increased annually on the first day of each fiscal year beginning in 2001 by an amount equal to the lesser of 4,000,000 shares or 2% of the outstanding shares of our common stock on that date, or a lesser amount determined by the Board of Directors. The stock purchase plan will be administered by the Board or a committee appointed by the Board.

    The stock purchase plan is implemented by offering periods, the duration of which may not exceed 24 months. Offering periods may contain interim purchase periods. Shares purchased under the stock purchase plan will be held in separate accounts for each participant. The first offering period shall begin on the effective date of this offering and shall end on the last trading day on or before January 31, 2002.

    Employees will be eligible to participate in the stock purchase plan if they are employed by us for more than 20 hours per week and more than five months in a calendar year. The stock purchase plan permits eligible employees to purchase our common stock through payroll deductions, which may not exceed 15% of the employee's total compensation. Stock may be purchased under the plan at a price equal to 85% of the fair market value of our stock on either the date of purchase or the first day of the offering period, whichever is lower. However, the Board of Directors may in its discretion provide that the price at which shares of common stock are purchased under the plan shall be 85% of the fair market value of our shares on the date of purchase. Participants may not purchase shares of common stock having a value greater than $25,000 during any calendar year.

    Participants may increase or decrease their payroll deductions at any time during an offering period, subject to limits imposed by the Board of Directors. If a participant withdraws from the stock purchase plan, any contributions that have not been used to purchase shares shall be refunded. A participant who has withdrawn may not participate in the stock purchase plan again until the next offering period. In the event of retirement or cessation of employment for any reason, any contributions that have not yet been used to purchase shares will be refunded to the participant, or to the participant's designated beneficiary in the case of death, and a certificate will be issued for the full shares in the participant's account.

    The Board of Directors may terminate or amend the stock purchase plan, subject to stockholder approval in some circumstances. Unless terminated earlier by the Board, the stock purchase plan will have a term of 10 years.

EMPLOYMENT AGREEMENTS

    Mr. Lu is a party to an employment and non-competition agreement dated October 6, 1995. Under this agreement, Mr. Lu is to be paid $150,000 annually, which amount may be increased by the Board of Directors, and is entitled to a bonus each year as determined by the Board. Although Mr. Lu's employment is "at will," we must give him 60 days notice of termination for any reason other than voluntary termination, termination as a result of death of disability or termination for cause.

    Mr. Wu is a party to an employment and non-competition agreement dated October 6, 1995. Under this agreements, Mr. Wu is to be paid $150,000 annually, which amount may be increased by the Board of Directors, and is entitled to a bonus each year as determined by the Board. Although Mr. Wu's employment is "at will," we must give him 60 days notice of termination for any reason other than voluntary termination, termination as a result of death of disability or termination for cause.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    We have adopted provisions in our certificate of incorporation that limit the personal liability of our directors for monetary damages arising from their breach of fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or recession.

    Our certificate of incorporation also authorizes us to indemnify our officers, directors, employees and agents who are made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, to the fullest extent permitted under Delaware law.

    As permitted by the Delaware General Corporation Law, our bylaws which will become effective upon the completion of this offering provide that:

    - we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law;

    - we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law;

    - we may indemnify our other employees and agents to the extent that we indemnify our officers and directors; and

    - the rights to indemnification provided in the bylaws are not exclusive.

    We have entered into indemnification agreements with each of our current directors and some of our executive officers. In addition, we intend to enter into indemnification agreements with each of our other executive officers. These agreements provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws.

    We currently have a directors' and officers' insurance policy. At present, there is no pending litigation or proceeding involving any director, officer or employee of ours in which indemnification by us is sought. In addition, we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS

COMMON STOCK AND PREFERRED STOCK ISSUANCES

    Since January 1, 1996, we have issued and sold in private placement transactions shares of our common stock, preferred stock and warrants for the purchase of our common stock to our executive officers, directors and/or greater than 5% stockholders as described below.

    From October 1995 to December 1996 in three separate closings, we issued and sold an aggregate of 14,492,752 shares of Series B preferred stock at an average share price of $2.07 per share to SOFTBANK Holdings Inc., a wholly owned subsidiary of SOFTBANK CORP. Masayoshi Son, our Chairman of the Board, is President and Chief Executive Officer of SOFTBANK CORP. and Yoshitaka Kitao, one of our directors, is Executive Vice President and Chief Financial Officer of SOFTBANK CORP. SOFTBANK Holdings Inc. has subsequently transferred its shares of Series B preferred stock to SOFTBANK America Inc., a wholly owned subsidiary of SOFTBANK Holdings Inc.

    From December 1996 to February 1997, we issued and sold 12,209,302 shares of Series C preferred stock at $3.44 per share and 1,379,754 shares of Series C preferred stock at $4.13 per share. The investors in the Series C financing included SOFTBANK Ventures, Inc., a wholly owned subsidiary of SOFTBANK CORP., which purchased 2,034,884 shares of Series C preferred stock for $7,000,000 in cash and SOFTBANK Holdings Inc., which purchased 10,174,418 shares of Series C preferred stock for $12,718.02 in cash and $34,987,281.98 payable in accordance with a promissory note. The promissory note has been paid in full. SOFTBANK Holdings Inc. has subsequently transferred its shares of Series C preferred stock to SOFTBANK America Inc., a wholly owned subsidiary of SOFTBANK Holdings Inc.

    In October 1997, the Company issued and sold 8,032,128 shares of Series D preferred stock at $6.225 per share to SOFTBANK Holdings, which purchased 5,918,410 shares of Series D preferred stock and SOFTBANK Contents Fund, a Japanese partnership of which SOFTBANK Partners is a managing partner, which purchased 2,113,718 shares of Series D preferred stock. SOFTBANK Holdings Inc. and SOFTBANK Contents Fund have subsequently transferred their shares of Series D preferred stock to SOFTBANK America Inc., a wholly owned subsidiary of SOFTBANK Holdings Inc.

    From October 1997 to March 1998, we issued an aggregate of 30,269,318 shares of Series E preferred stock in a one-for-one exchange for shares of our common stock pursuant to an Exchange Agreement and a Regulation S Exchange Agreement. All of our stockholders were eligible to participate in the exchange on a pro rata basis. Stockholders who received shares of Series E Preferred stock as part of the exchange include: Hong Lu, our President, Chief Executive Officer and one of our directors, who received 3,121,182 shares; Ying Wu, our Vice Chairman of the Board of Directors, Executive Vice President and Chief Executive Officer, China Operations, who received 2,971,776 shares; Yalang Wang Wu, the wife of Mr. Wu, who received 160,000 shares; Chauncey Shey, one of our directors, who received 2,575,776 shares; Charles Xue, our Vice Chairman of the Board of Directors and Secretary, who received 2,105,554 shares; Bill Huang, our Vice President and Chief Technology Officer, who received 256,000 shares; Paul Berkowitz, our Vice President of International Sales, who received 187,536 shares; William Wittmeyer, then one of our directors, who received 21,328 shares; UT Finance LTD, which received 363,640 shares; and Technology Funding Ventures IV and V, for which Thomas J. Toy, one of our directors, was a partner, received an aggregate of 581,824 shares.

    Following the Series E share exchange, several of our stockholders sold an aggregate of 5,459,944 shares of Series E preferred stock at $5.445 per share to SOFTBANK Holdings, Inc. and SOFTBANK Contents Fund. Stockholders who sold shares to SOFTBANK Holdings include: Hong Lu, our President, Chief Executive Officer and one of our directors, who sold 200,000 shares; Ying Wu, our Vice Chairman of the Board of Directors, Executive Vice President and Chief Executive Officer, China Operations, who sold 400,000 shares; Chauncey Shey, one of our directors, who sold 400,000 shares;

Charles Xue, our Vice Chairman of the Board of Directors and Secretary, who sold 300,000 shares; Bill Huang, our Vice President and Chief Technology Officer, who sold 20,000 shares; William Wittmeyer, then one of our directors, who sold 21,328 shares; and Technology Funding Ventures IV and V, which sold an aggregate of 581,824 shares. SOFTBANK Holdings and SOFTBANK Contents Fund later transferred the 5,459,944 shares to SOFTBANK America Inc.

    In August 1999, we distributed all of the shares of DirecTouch Communications Limited, a wholly owned subsidiary, to our stockholders on a pro rata basis. Stockholders who received this distribution of DirecTouch shares included: SOFTBANK America Inc., which received 30,177,968 shares; SOFTBANK Ventures Inc., which received 2,034,884 shares; Hong Lu, who received 3,086,872 shares; Ying Wu, who received 2,745,696 shares; Yalan Wang Wu, Ying Wu's wife, who received 160,000 shares; Ashley Wu, Mr. Wu's daughter, who received 21,040 shares; Richard Wu, Mr. Wu's son, who received 21,040 shares; Wu Partners, a California limited partnership, which received 2,200,000 shares; Chauncey Shey, who received 2,175,776 shares; Qiwei Qiu, Trustee of the Rebecca Shey Trust--1997 UTA dated December 20, 1997, who received 12,000 shares; Shey Partners, a California limited partnership, which received 2,740,000 shares; Bill Huang, who received 433,016 shares; Alexander Huang, Mr. Huang's son, who received 2,000 shares; Helen Huang, Mr. Huang's daughter, who received 2,000 shares; Paul Berkowitz, who received 45,208 shares; Patricia Berkowitz,
Mr. Berkowitz's wife, who received 61,120 shares; and Paul Berkowitz as custodian for his children Amy, Karen and Lisa, who received an aggregate of 42,000 shares. In connection with the distribution of DirecTouch shares, we adopted a 1999 Special Stock Option Plan to distribute options to purchase shares of DirecTouch common stock to each of our optionees who held vested options. We distributed options to purchase an aggregate of 7,024,242 shares of DirecTouch common stock. Optionees who received the vested options to purchase DirecTouch shares included: Hong Lu, who received options to purchase 133,336 shares; Ying Wu, who received options to purchase 962,480 shares; Chauncey Shey, who received options to purchase 926,480 shares; Bill Huang, who received options to purchase 353,334 shares; Shao-Ning J. Chou, who received options to purchase 288,938 shares; Paul Berkowitz, who received options to purchase 432,256 shares; and Gerald Soloway, who received options to purchase 14,000 shares.

    From November 1999 through December 1999, we issued and sold an aggregate of 6,152,106 shares of Series F preferred stock at $8.1273 per share. The investors that participated in the financing included Intel Pacific, Inc., which purchased 4,306,474 shares of Series F preferred stock for $35,000,006. Intel has the option to purchase up to an additional 615,210 shares of our Series F preferred stock at $8.1273 per share. The option expires on January 13, 2000.

    In December 1999, we acquired our Wacos, Inc. subsidiary through a statutory merger. The outstanding shares of Wacos common stock and preferred stock were converted into shares of our Series G preferred stock. The Wacos stockholders who received our Series G preferred stock in the merger included: SOFTBANK America Inc., which received 3,691,534 shares; Hong Lu, who received
39,582 shares; Ying Wu, who received 35,984 shares; Chauncey Shey, who received 35,984 shares; Bill Huang, who received 359,844 shares; and Paul Berkowitz, who received 14,392 shares.

LOANS

    In June 1996, we loaned Bill Huang, our Vice President and Chief Technology Officer and one of our stockholders, the sum of $138,554.22 to purchase a house. The loan bears simple interest at the rate of 6% per annum, with annual payments of $17,759.51 due and payable beginning June 1, 1997 with the last payment due June 1, 2006. The outstanding balance, including accrued interest, as of November 30, 1999 was $146,615.

    In June 1998, we entered into a loan agreement in which SOFTBANK CORP. agreed to loan us up to $55,000,000 in multiple installments. The first installment of $25,000,000 was made on June 30, 1998. This loan has been repaid in full.

    In February 1999, we loaned Bill Huang $153,453 to allow him to exercise expiring stock options. The loan is secured by a deed of trust. The loan bears no interest and is due and payable within three years.

CERTAIN BUSINESS RELATIONSHIPS

    In October 1995, we entered into a Contract on Joint Development of Internet Services with China Jitong Communications Co., Ltd. This contract was superseded in June 1998 by the Information Service Project Contract between UTStarcom (China) Ltd., our subsidiary, and Jitong, whereby we agreed to provide equipment to Jitong for this project. In connection with this arrangement, we entered into a Payment Agent Contract with UTStarcom China, Jitong and SOFTBANK, under which SOFTBANK agreed to provide a support fund of U.S. $10 million for our equipment and Jitong's construction costs. On August 30, 1999, we entered into a contract termination agreement with Jitong, SOFTBANK and UTStarcom China under which the parties agreed to terminate all existing contracts and agreements regarding the project. Under the termination agreement, Jitong agreed to repay SOFTBANK the equivalent of $11.6 million. On September 24, 1999, Jitong made an installment payment of the equivalent of $6.0 million. Jitong's final payment to SOFTBANK of the equivalent of $5.6 million is due on December 31, 1999.

    We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors on the Board of Directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to us regarding the beneficial ownership of our common stock as of December 14, 1999, and as adjusted to reflect the sale of shares of common stock offered by this prospectus, by:

    - each stockholder who is known by us to beneficially own more than 5% of our common stock;

    - each of our executive officers listed on the Summary Compensation Table under "Management;"

    - each of our directors; and

    - all of our executive officers and directors as a group.

                                                                                    PERCENT
                                                     NUMBER OF SHARES        BENEFICIALLY OWNED(1)
                                                       BENEFICIALLY     --------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                     OWNED(1)       BEFORE OFFERING   AFTER OFFERING
------------------------------------                 ----------------   ---------------   --------------
Entities affiliated with SOFTBANK CORP.(2).........     46,686,514            59.4%
  c/o SOFTBANK CORP.
  24-1 Nihonbashi-Hakozakicho
  Chuo-ku, Tokyo 103-8501 JAPAN
Masayoshi Son(3)...................................     46,686,514            59.4%
  c/o SOFTBANK CORP.
  24-1 Nihonbashi-Hakozakicho
  Chuo-ku, Tokyo 103-8501 JAPAN
Yoshitaka Kitao(4).................................     46,686,514            59.4%
  c/o SOFTBANK CORP.
  24-1 Nihonbashi-Hakozakicho
  Chuo-ku, Tokyo 103-8501 JAPAN
Ying Wu(5).........................................      6,110,240             7.7%
  c/o UTStarcom (China) Ltd.
  11th Floor, CNT Manhattan Building
  No. 6 Chao Yang Men Be Da Jie Street
  Beijing, 100027 China
Chauncey Shey(6)...................................      5,497,146             6.9%
  788 Hong Xu Road, #43
  Suite 1501
  Shanghai, 201103 China
Intel Pacific, Inc.(7).............................      4,921,684             6.2%
  2200 Mission College Blvd.
  Santa Clara, CA 95052-8119
Hong Lu(8).........................................      3,326,454             4.2%
Charles Xue........................................      1,917,328             2.4%
Thomas J. Toy......................................             --              --
Shao-Ning J. Chou(9)...............................        337,034               *
Paul Berkowitz(10).................................        610,910               *
All executive officers and directors as a
  group (12 persons)(11)...........................     65,728,182            80.3%

----------

*   Less than 1%.

 (1) Assumes no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting power or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days following December 14, 1999 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Accordingly, percent ownership is based on: (i) before this offering, 78,597,194 shares of common stock outstanding as of December 14, 1999 plus any shares issuable pursuant to options held by the person or group in question which may be exercised within 60 days of December 14, 1999; and
     (ii) after this offering, an additional             shares to be issued in
     the offering. Except as indicated in the other footnotes to this table and subject to applicable community property laws, based on information provided by persons named in the table, each person or entity has sole voting and investment power with respect to the shares shown as beneficially owned.

 (2) Includes 40,960,096 shares registered in the name of SOFTBANK
     America, Inc., a Delaware corporation, and 2,034,884 shares registered in the name of SOFTBANK Ventures, Inc., a Japanese corporation. SOFTBANK America, Inc., is a wholly owned subsidiary of SOFTBANK Holdings Inc., a Massachusetts corporation. SOFTBANK Holdings Inc. and SOFTBANK
     Ventures, Inc., are wholly owned subsidiaries of SOFTBANK CORP., a Japanese corporation.

 (3) Represents 46,686,514 shares beneficially owned by entities affiliated with SOFTBANK CORP. Mr. Son is President, Chief Executive Officer and major stockholder of SOFTBANK CORP. Mr. Son disclaims beneficial ownership of these shares except to the extent of his proportionate ownership interest of SOFTBANK CORP.

 (4) Represents 46,686,514 shares beneficially owned by entities affiliated with SOFTBANK CORP. Mr. Kitao is Executive Vice President and Chief Financial Officer of SOFTBANK CORP. Mr. Kitao disclaims beneficial ownership of these shares except to the extent of his proportionate ownership interest of SOFTBANK CORP.

 (5) Includes 2,200,000 shares registered in the name of Wu Partners, a California Limited Partnership, of which Mr. Wu is general partner. Includes 160,000 shares registered in the name of Yalan Wang Wu, 21,040 shares registered in the name of Ashley Wu, and 21,040 shares registered in the name of Richard Wu. Yalan Wang Wu is Mr. Wu's wife and Ashley Wu and Richard Wu are Mr. Wu's children. Mr. Wu may be deemed the beneficial owner of the shares. Includes 926,480 shares issuable upon exercise of options that are exercisable within 60 days of December 14, 1999.

 (6) Includes 2,740,000 shares owned by Shey Partners, a California Limited Partnership, of which Mr. Shey is a general partner and 12,000 shares registered in the name of Qiwei Qiu, trustee of the Rebecca Shey Trust--1997 UTA dated December 20, 1997. Qiwei Qiu, trustee, is Mr. Shey's wife and Rebecca Shey is Mr. Shey's daughter. Mr. Shey may be deemed the beneficial owner of the shares. Includes 926,480 shares issuable upon exercise of options that are exercisable within 60 days of December 14, 1999.

 (7) Includes 615,210 shares issuable upon exercise of an option that is exercisable within 60 days of December 14, 1999.

 (8) Includes 200,000 shares issuable upon exercise of options that are exercisable within 60 days of December 14, 1999.

 (9) Includes 337,034 shares issuable upon exercise of options that are exercisable within 60 days of December 14, 1999.

 (10) Includes 14,000 shares held as custodian for Amy Beth Berkowitz, 14,000 shares held as custodian for Karen Louise Berkowitz, and 14,000 shares held as custodian for Lisa Ann Berkowitz under the New Jersey Uniform Gifts to Minors Act. Also includes 61,120 shares registered in the name of Patricia Berkowitz. Amy Beth Berkowitz, Karen Louise Berkowitz and Lisa Ann Berkowitz are Mr. Berkowitz's children. Patricia Berkowitz is
      Mr. Berkowitz's spouse. Includes 445,590 shares issuable upon exercise of options that are exercisable within 60 days of December 14, 1999.

 (11) Includes 3,295,580 shares issuable upon exercise of options that are exercisable within 60 days of December 14, 1999.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of this offering, our authorized capital stock will consist
of       shares of common stock, $0.00125 par value, and 5,000,000 shares of preferred stock, $0.00125 par value.

    The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

COMMON STOCK

    As of December 14, 1999, there were 78,597,194 shares of common stock outstanding held of record by 143 stockholders, after giving effect to the conversion of all shares of preferred stock outstanding. Additionally, options to purchase an aggregate of 12,431,342 shares of common stock were outstanding under our stock plans. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends as may be declared from time to time by the Board of Directors out of funds legally available for dividends. If our company is liquidated, dissolved or wound up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

    Upon the closing of this offering, all outstanding shares of preferred stock will be converted into an aggregate of 69,762,112 shares of common stock. Thereafter, up to 5,000,000 shares of undesignated preferred stock will be authorized for issuance. Our Board of Directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be greater than the rights of the common stock.

    The issuance of preferred stock may have the effect of delaying or preventing a change in control of our company or make removal of our management more difficult. Additionally, the issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could also cause the market price of our common stock to decline. At present, we have no plans to issue any shares of preferred stock.

WARRANTS

    As of December 14, 1999, warrants to purchase an aggregate of 532,000 shares of our common stock were outstanding. One warrant is for the purchase of 32,000 shares of common stock at an exercise price of $2.50 per share and expires on February 5, 2008. The other warrant is for the purchase of 500,000 shares of common stock at an exercise price of $6.25 per share. The warrant for 500,000 shares expires on the earlier of December 11, 2003 or the closing of this offering.

REGISTRATION RIGHTS

    Under an agreement dated December 14, 1999, the holders of 49,639,742 shares of common stock and warrants to purchase approximately 532,000 shares of common stock are entitled to have us register these shares under the Securities Act. Subject to the terms of the agreement, the holders may require us on one occasion to register these securities for public resale at our expense. Demand for registration may be made by the holders of at least one-third of the shares that are entitled to this registration. Furthermore, the holders have the right to require us on not more than two occasions during any twelve-month period, to register all or a portion of their shares with registration rights on Form S-3 under the Securities Act. We are also limited from registering securities for our own account for 90 days after an effective registration initiated by these holders. In addition, if we intend to register any of our common stock either for our own account or for the account of other security holders, holders possessing registration rights must consent to the offering and can elect to participate in the offering. All registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration.

ANTI-TAKEOVER PROVISIONS UNDER DELAWARE LAW

    We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits us from engaging in a "business combination" with an "interested stockholder," for a period of three years after the date the person became an interested stockholder unless:

    - prior to that date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to that date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    A "business combination" is defined to include mergers, asset or stock sales and other transactions resulting in financial benefit to a stockholder. Except as specified in Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our outstanding voting stock.

    Our certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. The existence of Section 203 would be expected to have the effect of discouraging hostile takeover attempts or delaying changes in control of our company, which could depress the market price of our common stock and deprive stockholders of opportunities to realize a premium on shares of common stock held by them.

CHARTER AND BYLAW PROVISIONS REGARDING ANTI-TAKEOVER PROVISIONS

    Some provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company or management that a stockholder may consider favorable. These provisions include:

    - authorizing the Board of Directors to issue additional preferred stock;

    - prohibiting cumulative voting in the election of directors;

    - limiting the persons who may call special meetings of stockholders;

    - prohibiting stockholder action by written consent;

    - creating a classified Board of Directors pursuant to which our directors are elected for staggered three year terms; and

    - establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is Boston EquiServe LLP. The transfer agent's telephone number is (781) 575-3010. The transfer agent's address is 150 Royall Street, Canton, Massachusetts 02021.

LISTING

    We expect our common stock to be approved for listing on the Nasdaq National Market under the trading symbol "UTSI."

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

GENERAL

    The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-United States Holder. In general, a "non-United States Holder" is any person or entity that is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-United States Holders who hold shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions which may apply to you if you relinquished United States citizenship or residence.

    If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal income tax as if they were United States citizens.

    EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

    Dividends paid to non-United States Holders generally are subject to withholding of United States federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. However, as long as more than 80% of our gross income (including the gross income actually distributed to us by our subsidiaries) over the three taxable years prior to a dividend payment is derived from income outside the United States, a substantial percentage of the dividend will not be subject to United States withholding tax. The percentage of a dividend payment not subject to withholding generally will be the percentage that our gross income from outside the United States (including the gross income actually distributed to us by our subsidiaries) bears to our total gross income. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an IRS Form 1001, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty.

    If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates, provided an IRS Form 4224, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

    Unless the payor has knowledge to the contrary, dividends paid prior to January 1, 2001 to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, recently finalized Treasury Regulations pertaining to United States federal withholding tax provide that you must comply with certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid after December 31, 2000. In addition, these regulations will require you, if you provide an IRS Form 4224 or successor form, as discussed above, to also provide your identification number. If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

    As a non-United States Holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of common stock unless:

    - the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty).

    - you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

    - we are or have been a "United States real property holding corporation", or a USRPHC, for United States federal income tax purposes. We believe that we are not currently, and are likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided the common stock was "regularly traded" on an established securities market and you do not actually or constructively own more than 5% of the common stock during the shorter of the five-year period preceding the disposition or your holding period.

FEDERAL ESTATE TAX

    If you are an individual, common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    We must report annually to the IRS and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless or whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

    Backup withholding is generally imposed at the rate of 31% on certain payments to persons that fail to furnish the necessary identifying information to the payor. Backup withholding generally will not apply to dividends paid prior to January 1, 2001 to a non-United States Holder at an address outside the United States, unless the payor has knowledge that the payee is a United States person. In the case of dividends paid after December 31, 2000, the recently finalized Treasury Regulations provide that you generally will be subject to withholding tax at a 31% rate unless you certify your non-United States status.

    The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-United States status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, in addition, for periods after December 31, 2000, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one of more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met or you otherwise establish an exemption.

    Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could cause the trading price of our common stock to decrease.

    Upon completion of this offering, we will have outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment options and no exercise of outstanding options or warrants to purchase common
stock after December 14, 1999. Of these shares, the             shares sold in
this offering will be freely tradable without restriction, except for shares purchased by our affiliates, as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

    The remaining 78,597,194 shares of common stock outstanding upon completion of this offering will be "restricted securities" as defined in Rule 144. These shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, which are summarized below.

    Holders of substantially all of these restricted securities, including all of our officers and directors and the entities affiliated with them, have entered into lock-up agreements. The agreements provide that, subject to limited exceptions, the holders will not sell, directly or indirectly, any common stock for a period of 180 days after the date of this prospectus without the prior consent of Merrill Lynch.

    On the date the lock-up agreement expires, 72,445,088 of the restricted securities will become eligible for sale pursuant to Rule 144. The remaining 6,152,106 shares of common stock will be eligible for sale under Rule 144 at varying times after expiration of the lock-up period.

    In general, under Rule 144, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks before the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as the availability of current public information about us.

    Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act. Rule 701 provides that, beginning 90 days after the date of this prospectus, persons other than affiliates may sell shares of our common stock acquired from us in connection with our stock option plans, subject only to the manner of sale provisions of Rule 144. Beginning 90 days after the date of this prospectus, affiliates may sell these shares of our common stock subject to all provisions of Rule 144 except the one year minimum holding period.

    As of December 14, 1999, options to purchase an aggregate of 12,431,342 shares of common stock were outstanding under our stock option plans. Shortly after this offering, we intend to file registration statements on Form S-8 under the Securities Act to register 2,000,000 shares of common stock reserved for issuance under our employee stock purchase plan and 16,698,268 shares of common stock reserved for issuance under our stock option plans. Any vested shares registered under these registration statements will be available for sale in the open market immediately upon effectiveness of the registration statement, subject to the expiration of the lock-up period and Rule 144 volume limitations applicable to our affiliates.

    In addition, after this offering, the holders of 49,639,742 shares of common stock and warrants to purchase 532,000 shares of common stock are entitled to registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, subject to the expiration of the lock-up period.

                                  UNDERWRITING

GENERAL

    We intend to offer our common stock in the United States and Canada through the U.S. underwriters and outside the United States and Canada through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and U.S. Bancorp Piper Jaffray Inc. are acting as U.S. representatives for the U.S. underwriters named below. Subject to the terms and conditions in a U.S. purchase agreement among us and the U.S. underwriters, and
concurrently with the sale of             shares of our common stock to the
international managers, we have agreed to sell to the U.S. underwriters, and each of the U.S. underwriters severally and not jointly has agreed to purchase from us, the number of shares of our common stock listed opposite its name below.

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
Banc of America Securities LLC..............................
U.S. Bancorp Piper Jaffray Inc..............................

                                                               -------
          Total.............................................
                                                               =======

    We have also entered into an international purchase agreement with the international managers for the sale of the shares of our common stock outside the United States and Canada for whom Merrill Lynch International, Bank of America International Limited and U.S. Bancorp Piper Jaffray Inc. are acting as lead managers. Subject to the terms and conditions in the international purchase
agreement, and concurrently with the sale of             shares of our common
stock to the U.S. underwriters pursuant to the U.S. purchase agreement, we have agreed to sell to the international managers and the international managers
severally have agreed to purchase from us             shares of our common
stock. The initial public offering price per share and the total underwriting discount per share of our common stock are identical under the U.S. purchase agreement and the international purchase agreement.

    Subject to the terms and conditions in the U.S. purchase agreement and the international purchase agreement, the U.S. underwriters and the international managers have agreed to purchase all of the shares of our common stock being sold pursuant to each of the purchase agreements if any shares of our common stock are purchased. If a U.S. underwriter or an international manager defaults, the U.S. purchase agreement and the international purchase agreement provide that the purchase commitments of the nondefaulting U.S. underwriters and international managers may be increased or the purchase agreements may be terminated. The closings for the sale of shares of our common stock to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

    We have agreed to indemnify the U.S. underwriters and the international managers against some liabilities, including liabilities under the Securities Act, and to contribute to payments the U.S. underwriters and the international managers may be required to make in respect of those liabilities.

    The U.S. underwriters and the international managers are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of various legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt of officer's certificates and legal opinions. The U.S. underwriters and the international managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of $ per share of our common stock. The U.S. underwriters may allow, and the dealers may reallow, a discount not in excess of $ per share of our common stock to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The following table shows the per share and total public offering price, underwriting discount to be paid by us to the U.S. underwriters and the international managers and the proceeds before expenses to us. This information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                                            PER SHARE   WITHOUT OPTION   WITH OPTION
                                                            ---------   --------------   -----------
Public offering price.....................................     $             $               $
Underwriting discount.....................................     $             $               $
Proceeds, before expenses, to UTStarcom...................     $             $               $

    The expenses of the offering, not including the underwriting discount, are
estimated at $      and are payable by us.

OVER-ALLOTMENT OPTION

    We have granted an option to the U.S. underwriters, to purchase up to additional shares of our common stock at the public offering price on the cover page of this prospectus less the underwriting discount. The U.S. underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the U.S. underwriters exercise this option, each U.S. underwriter will be obligated, subject to conditions contained in the U.S. purchase agreement, to purchase a number of additional shares of our common stock proportionate to that U.S. underwriter's initial amount reflected in the table above.

    We have also granted options to the international managers, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of our common stock to cover any over-allotments on terms similar to those granted to the U.S. underwriters.

INTERSYNDICATE AGREEMENT

    The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares of our common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to non-U.S. or non-Canadian persons or to persons they believe intend to resell to non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

RESERVED SHARES

    At our request, the U.S. underwriters and the international managers have
reserved for sale, at the initial public offering price, up to       shares, or
  %, of the shares of our common stock offered by this prospectus for sale to some of our directors, officers and employees and their family members, and other persons with relationships with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the U.S. underwriters and the international managers to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

    We, our executive officers, directors and substantially all of our stockholders, have agreed, with exceptions, not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

    - offer, pledge, sell or contract to sell any shares of our common stock;

    - sell any option or contract to purchase any shares of our common stock;

    - purchase any option or contract to sell any shares of our common stock;

    - grant any option, right or warrant for the sale of any shares of our common stock;

    - lend or otherwise dispose of or transfer any shares of our common stock;

    - request or demand that we file a registration statement related to the shares of our common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lockup provision applies to shares of our common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ NATIONAL MARKET LISTING

    We expect our common stock will be quoted on the Nasdaq National Market under the symbol "UTSI."

    Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us, the U.S. representatives and the lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    - the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us;

    - our financial information;

    - the history of, and the prospects for, our company and the industry in which we compete;

    - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

    - the present state of our development; and

    - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    An active trading market for the shares of our common stock may not develop. It is also possible that after the offering the shares of our common stock will not trade in the public market at or above the initial public offering price.

    The U.S. underwriters and the international managers do not expect to sell more than 5% of the shares of our common stock in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the U.S. underwriters and the international managers and selling group members from bidding for and purchasing shares of our common stock. However, the U.S. representatives and the lead managers may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

    If the U.S. underwriters and the international managers create a short position in our common stock in connection with this offering, i.e., if they sell more shares of our common stock than are listed on the cover page of this prospectus, the U.S. representatives and the lead managers may reduce that short position by purchasing shares of our common stock in the open market. The U.S. representatives and the lead managers may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of shares of our common stock to stabilize its price or to reduce a short position may cause the price of shares of our common stock to be higher than it might be in the absence of these purchases.

    The U.S. representatives and the lead managers may also impose a penalty bid on the U.S. underwriters and the international managers and selling group members. This means that if the U.S. representatives and the lead managers purchase shares of our common stock in the open market to reduce their short position or to stabilize the price of these shares, they may reclaim the amount of the selling concession from the U.S. underwriters and the international managers and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of shares of our common stock in that it discourages resales of those shares.

    Neither we nor any of the U.S. underwriters or the international managers makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor any of the U.S. underwriters or the international managers makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for UTStarcom by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters as to the laws in China are being passed upon for UTStarcom by Jun He Law Offices, Beijing, China. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

    Our consolidated financial statements as of December 31, 1997 and 1998, and September 30, 1999, and for each of the years ended December 31, 1997 and 1998, and for the nine-month period ended September 30, 1999 have been included in this prospectus and in the registration statement of which this prospectus is a part in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, including items contained in the exhibits to the registration statement. For further information about our company and the common stock being offered by this prospectus, you should see the registration statement and the exhibits, financial statements and notes filed with the registration statement. Statements made in this prospectus concerning other documents are not necessarily complete. The registration statement, including exhibits, financial statements and notes, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained from the Commission upon payment of fees prescribed by the Commission. Information on the operation of the public reference room may be obtained by calling the Commission at 1-800-SEC-0330. These reports and other information about our company may also be inspected without charge at a Web site maintained by the Commission at http://www.sec.gov.

                        UTSTARCOM, INC. AND SUBSIDIARIES

            INDEX TO FINANCIAL STATEMENTS AND FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants...........................     F-2

Consolidated Balance Sheets.................................     F-3

Consolidated Statements of Operations.......................     F-4

Consolidated Statements of Stockholders' Equity.............     F-5

Consolidated Statements of Cash Flows.......................     F-6

Notes to Consolidated Financial Statements..................     F-7

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION..........    F-30

Pro Forma Combined Statement of Operations--Year Ended
  December 31, 1998.........................................    F-31

Pro Forma Combined Statement of Operations--Nine Months
  Ended September 30, 1999..................................    F-32

Pro Forma Combined Balance Sheet as of September 30, 1999...    F-33

Notes to Unaudited Pro Forma Combined Financial
  Information...............................................    F-34

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of UTStarcom, Inc.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of UTStarcom, Inc. and subsidiaries at December 31, 1997, 1998 and September 30, 1999 and the results of their operations and their cash flows for each of the years ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
San Francisco, California
December 16, 1999

                        UTSTARCOM, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                DECEMBER 31,
                                                             -------------------   SEPTEMBER 30,
                                                               1997       1998          1999
                                                             --------   --------   --------------
ASSETS
Current assets:
  Cash and cash equivalents, including restricted cash of
    $1,500 and $14,292 at December 31, 1998 and
    September 30, 1999.....................................  $31,481    $ 17,626      $ 35,275
  Accounts receivable, net of allowance for doubtful
    accounts of $3,312, $3,957 and $5,718 at December 31,
    1997, 1998 and September 30, 1999......................   29,669      59,995        84,593
  Receivable from related parties..........................    3,333      24,829         4,012
  Inventories, net of allowance for obsolete inventory of
    $1,779, $2,445 and $3,699 at December 31, 1997, 1998
    and September 30, 1999.................................   15,189      19,540        28,388
  Other....................................................    1,664       2,569         6,053
                                                             -------    --------      --------
Total current assets.......................................   81,336     124,559       158,321
Property, plant and equipment, net.........................    6,726       8,345         7,902
Investment in affiliated companies.........................    1,676       3,496         5,200
Intangible assets, net.....................................    1,608       1,585         1,473
Net assets from discontinued operations....................    3,557       2,146            --
Other......................................................    1,033       1,990         3,787
                                                             -------    --------      --------
  Total assets.............................................  $95,936    $142,121      $176,683
                                                             =======    ========      ========
LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................  $18,242    $ 15,101      $ 21,161
  Payable to related parties...............................       --       1,311         1,311
  Third party debt.........................................    1,579      10,865        27,968
  Debt to shareholder......................................       --      26,250        14,356
  Income taxes payable.....................................      365       1,297         2,457
  Advance billings.........................................       --          --         2,665
  Other....................................................    5,735      13,423        22,939
                                                             -------    --------      --------
Total current liabilities..................................   25,921      68,247        92,857
                                                             -------    --------      --------
Minority interest in consolidated subsidiaries.............    2,142       2,667         3,902
Stockholders' equity:
Convertible preferred stock: $.00125 par value; authorized:
  80,200,000 shares; issued 57,518,068 at December 31,
  1997, 59,635,754 at December 31, 1998, and 59,086,306 at
  September 30, 1999; liquidation value of $167,829 at
  September 30, 1999.......................................       72          74            73
Common stock: $.00125 par value; authorized: 123,614,032
  shares; issued and outstanding: 9,807,006 at
  December 31, 1997, 9,172,864 at December 31, 1998, and
  10,049,174 at September 30 1999, including shares held in
  treasury.................................................       12          12            13
Common stock warrant.......................................       --       1,983           389
Additional paid-in capital.................................   85,864      87,639        93,179
Deferred stock compensation................................       --          --        (5,270)
Accumulated deficit........................................  (15,647)    (15,174)       (4,938)
Notes receivable from shareholders.........................       --        (369)         (557)
Cumulative translation adjustment..........................      172          95            95
                                                             -------    --------      --------
                                                              70,473      74,260        82,984
Less cost of common stock held in treasury, 1,240,000
  shares at December 31, 1997, 1,340,694 shares at
  December 31, 1998, and 1,348,386 shares at September 30,
  1999.....................................................   (2,600)     (3,053)       (3,060)
                                                             -------    --------      --------
Total stockholders' equity.................................   67,873      71,207        79,924
                                                             -------    --------      --------
  Total liabilities, minority interest, and stockholders'
    equity.................................................  $95,936    $142,121      $176,683
                                                             =======    ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                     ------------------------------   ----------------------
                                                       1996       1997       1998        1998         1999
                                                     --------   --------   --------   -----------   --------
                                                                                      (UNAUDITED)
Net sales..........................................  $35,542    $75,597    $105,167     $79,878     $124,701
Cost of sales......................................   22,322     48,795      65,246      48,670       72,677
                                                     -------    -------    --------     -------     --------
Gross profit.......................................   13,220     26,802      39,921      31,208       52,024

Operating expenses:
  Selling, general and administrative expenses.....    8,042     21,211      23,233      17,672       24,096
  Research and development expenses................    3,899      8,228      12,694       8,494       12,490
  Amortization of deferred stock compensation......       --         --          --          --        3,521
  Amortization of intangible assets................       42         40         120          65          112
                                                     -------    -------    --------     -------     --------
Total operating expenses...........................   11,983     29,479      36,047      26,231       40,219
                                                     -------    -------    --------     -------     --------
Operating income (loss)............................    1,237     (2,677)      3,874       4,977       11,805

Interest income....................................      677      2,738       1,711       2,450        1,384
Interest expenses..................................      (89)      (756)     (1,924)     (2,684)      (2,269)
Other income (expenses)............................      270          5      (1,031)       (101)         198
Equity in net income (loss) of affiliated
  companies........................................     (291)      (161)       (596)       (646)         984
                                                     -------    -------    --------     -------     --------
Income (loss) before income taxes and minority
  interest.........................................    1,804       (851)      2,034       3,996       12,102
Income tax expense (benefit).......................      575        400       1,414         828       (1,023)
                                                     -------    -------    --------     -------     --------
Income (loss) before minority interest.............    1,229     (1,251)        620       3,168       13,125

Minority interest in (earnings) loss of
  consolidated subsidiaries........................     (743)       228         746         134       (1,233)
                                                     -------    -------    --------     -------     --------
Income (loss) from continuing operations...........      486     (1,023)      1,366       3,302       11,892
Income (loss) from discontinued operations.........      301      1,413        (893)       (796)      (1,656)
                                                     -------    -------    --------     -------     --------
  Net income (loss)................................      787        390         473       2,506       10,236
Mandatorily redeemable convertible preferred stock
  dividend requirement.............................   (1,097)        --          --          --           --
                                                     -------    -------    --------     -------     --------
  Net income (loss) applicable to common stock.....  $  (310)   $   390    $    473     $ 2,506     $ 10,236
                                                     =======    =======    ========     =======     ========
Basic earnings (loss) per share:
  Income (loss) from continuing operations.........  $ (0.07)   $ (0.14)   $   0.18     $  0.42     $   1.38
  Income (loss) from discontinued operations.......     0.03       0.19       (0.12)      (0.10)       (0.19)
                                                     -------    -------    --------     -------     --------
  Net income (loss)................................  $ (0.04)   $  0.05    $   0.06     $  0.32     $   1.19
                                                     =======    =======    ========     =======     ========
Diluted earnings (loss) per share:
  Income (loss) from continuing operations.........  $ (0.07)   $ (0.14)   $   0.02     $  0.04     $   0.16
  Income (loss) from discontinued operations.......     0.03       0.19       (0.01)      (0.01)       (0.02)
                                                     -------    -------    --------     -------     --------
  Net income (loss)................................  $ (0.04)   $  0.05    $   0.01     $  0.03     $   0.14
                                                     =======    =======    ========     =======     ========
  Shares used in per-share calculation--basic......    8,344      7,320       7,582       7,792        8,640
                                                     =======    =======    ========     =======     ========
  Shares used in per-share calculation--diluted....    8,344      7,320      77,050      76,220       73,532
                                                     =======    =======    ========     =======     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        UTSTARCOM, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     PREFERRED STOCK
                               --------------------------------------------------------------------------------------------
                                     SERIES A               SERIES B                SERIES C                SERIES D
                               --------------------   ---------------------   ---------------------   ---------------------
                                ISSUED      AMOUNT      ISSUED      AMOUNT      ISSUED      AMOUNT      ISSUED      AMOUNT
                               ---------   --------   ----------   --------   ----------   --------   ----------   --------
Balances, December 31,
  1996.......................
Exchange of common for
  preferred stock............
Common stock issued upon
  exercise of options........
Common stock dividend........
Reacquired common stock......
Common stock issued upon
  exercise of warrants.......
Accreted dividends on
  preferred stock............
Reclassification of preferred
  stock to equity upon
  elimination of mandatory
  redemption feature.........  2,850,000      $4      14,492,752     $18      13,589,056     $17       8,032,128     $10
Translation adjustment.......
Distribution to
  stockholders...............
Net income...................
                               ---------      --      ----------     ---      ----------     ---      ----------     ---
Balances, December 31,
  1997.......................  2,850,000       4      14,492,752      18      13,589,056      17       8,032,128      10
Common stock issued upon
  exercise of options........
Stock dividend...............
Exchange of common for
  preferred stock............
Contribution from
  stockholders...............
Non-employee stock options
  expenses...................
Stock warrant issued as
  capital distribution.......
Reacquired common stock......
Notes receivable from
  stockholders...............
Translation adjustment.......
Net income...................
                               ---------      --      ----------     ---      ----------     ---      ----------     ---
Balances, December 31,
  1998.......................  2,850,000       4      14,492,752      18      13,589,056      17       8,032,128      10
Common stock issued upon
  exercise of options........
Reacquired common stock......
Stock reclassification.......
Amendment to stock warrant
  issued as capital
  distribution...............
Notes receivable from
  stockholders...............
Deferred compensation related
  to grant of stock
  options....................
Amortization of deferred
  stock compensation.........
Employee stock options
  expenses...................
Distribution to
  stockholders...............
Net income...................
                               ---------      --      ----------     ---      ----------     ---      ----------     ---
Balances, September 30,
  1999.......................  2,850,000      $4      14,492,752     $18      13,589,056     $17       8,032,128     $10
                               =========      ==      ==========     ===      ==========     ===      ==========     ===

                                  PREFERRED STOCK
                               ----------------------
                                      SERIES E               COMMON STOCK        ADDITIONAL                   DEFERRED
                               ----------------------   ----------------------    PAID-IN     ACCUMULATED      STOCK
                                 ISSUED       AMOUNT      SHARES       AMOUNT     CAPITAL       DEFICIT     COMPENSATION
                               -----------   --------   -----------   --------   ----------   -----------   ------------
Balances, December 31,
  1996.......................                            25,055,312     $31       $ 12,338     $(11,459)
Exchange of common for
  preferred stock............   18,554,132     $23      (18,554,132)    (23)
Common stock issued upon
  exercise of options........                               184,002                    210
Common stock dividend........                             2,540,000       3         13,825
Reacquired common stock......
Common stock issued upon
  exercise of warrants.......                               581,824       1            199
Accreted dividends on
  preferred stock............                                                        4,578       (4,578)
Reclassification of preferred
  stock to equity upon
  elimination of mandatory
  redemption feature.........                                                      130,544
Translation adjustment.......
Distribution to
  stockholders...............                                                      (75,830)
Net income...................                                                                       390
                               -----------     ---      -----------     ---       --------     --------       -------
Balances, December 31,
  1997.......................   18,554,332      23        9,807,006      12         85,864      (15,647)           --
Common stock issued upon
  exercise of options........                               483,544       1            479
Stock dividend...............      945,850       1           54,150
Exchange of common for
  preferred stock............    1,171,836       1       (1,171,836)     (1)
Contribution from
  stockholders...............                                                        2,867
Non-employee stock options
  expenses...................                                                          412
Stock warrant issued as
  capital distribution.......                                                       (1,983)
Reacquired common stock......
Notes receivable from
  stockholders...............
Translation adjustment.......
Net income...................                                                                       473
                               -----------     ---      -----------     ---       --------     --------       -------
Balances, December 31,
  1998.......................   20,671,818      25        9,172,864      12         87,639      (15,174)           --
Common stock issued upon
  exercise of options........                               319,170                    244
Reacquired common stock......                                 7,692
Stock reclassification.......     (549,448)     (1)         549,448       1
Amendment to stock warrant
  issued as capital
  distribution...............                                                        1,594
Notes receivable from
  stockholders...............
Deferred compensation related
  to grant of stock
  options....................                                                        8,791                    $(8,791)
Amortization of deferred
  stock compensation.........                                                                                   3,521
Employee stock options
  expenses...................                                                        1,461
Distribution to
  stockholders...............                                                       (6,550)
Net income...................                                                                    10,236
                               -----------     ---      -----------     ---       --------     --------       -------
Balances, September 30,
  1999.......................   20,122,370     $24       10,049,174     $13       $ 93,179     $ (4,938)      $(5,270)
                               ===========     ===      ===========     ===       ========     ========       =======


                                     NOTES         CUMULATIVE     COMMON                   TOTAL
                                  RECEIVABLE       TRANSLATION    STOCK     TREASURY   STOCKHOLDERS'
                               FROM STOCKHOLDERS   ADJUSTMENT    WARRANT     STOCK        EQUITY
                               -----------------   -----------   --------   --------   -------------
Balances, December 31,
  1996.......................                         $197                  $(1,500)      $   (393)
Exchange of common for
  preferred stock............                                                                   --
Common stock issued upon
  exercise of options........                                                                  210
Common stock dividend........                                                               13,828
Reacquired common stock......                                                (1,100)        (1,100)
Common stock issued upon
  exercise of warrants.......                                                                  200
Accreted dividends on
  preferred stock............                                                                   --
Reclassification of preferred
  stock to equity upon
  elimination of mandatory
  redemption feature.........                                                              130,593
Translation adjustment.......                          (25)                                    (25)
Distribution to
  stockholders...............                                                              (75,830)
Net income...................                                                                  390
                                     -----            ----       -------    -------       --------
Balances, December 31,
  1997.......................           --             172            --     (2,600)        67,873
Common stock issued upon
  exercise of options........                                                                  480
Stock dividend...............                                                                    1
Exchange of common for
  preferred stock............                                                                   --
Contribution from
  stockholders...............                                                                2,867
Non-employee stock options
  expenses...................                                                                  412
Stock warrant issued as
  capital distribution.......                                    $ 1,983                        --
Reacquired common stock......                                                  (453)          (453)
Notes receivable from
  stockholders...............        $(369)                                                   (369)
Translation adjustment.......                          (77)                                    (77)
Net income...................                                                                  473
                                     -----            ----       -------    -------       --------
Balances, December 31,
  1998.......................         (369)             95         1,983     (3,053)        71,207
Common stock issued upon
  exercise of options........                                                                  244
Reacquired common stock......                                                    (7)            (7)
Stock reclassification.......                                                                   --
Amendment to stock warrant
  issued as capital
  distribution...............                                     (1,594)                       --
Notes receivable from
  stockholders...............         (188)                                                   (188)
Deferred compensation related
  to grant of stock
  options....................                                                                   --
Amortization of deferred
  stock compensation.........                                                                3,521
Employee stock options
  expenses...................                                                                1,461
Distribution to
  stockholders...............                                                               (6,550)
Net income...................                                                               10,236
                                     -----            ----       -------    -------       --------
Balances, September 30,
  1999.......................        $(557)           $ 95       $   389    $(3,060)      $ 79,924
                                     =====            ====       =======    =======       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                 NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                              ------------------------------   ----------------------
                                                                1996       1997       1998        1998         1999
                                                              --------   --------   --------   -----------   --------
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $    787   $    390   $    473    $  2,506     $ 10,236
Adjustments to reconcile net income to net cash used in
  operating activities:
  (Income) loss from discontinued opeations.................      (301)    (1,413)       893         796        1,656
  Depreciation and amortization.............................       512      1,255      2,520       1,214        1,977
  Net loss on sale of assets................................        --         --         73         254          470
  Amortization of deferred stock compensation...............        --         --         --          --        3,521
  Non-employee stock option expenses........................        --         --        411          --        1,461
  Equity in net income (loss) of affiliated companies.......       291        161        596         646         (984)
  Provision for doubtful accounts...........................       360      2,653        645         124        1,761
  Provision for inventory obsolescence......................       784      1,612        666       1,910        1,254
  Minority interest.........................................       743       (228)      (779)       (135)       1,233
  Changes in operating assets and liabilities:
    Accounts receivable and receivable from related
      parties...............................................   (15,583)   (22,371)   (52,451)    (55,001)     (11,102)
    Inventories.............................................    (3,255)   (10,535)    (5,080)     (3,600)     (10,102)
    Other current and non-current assets....................       827     (4,262)      (874)     (3,403)      (2,989)
    Deferred tax assets.....................................       (59)       (59)    (1,348)     (1,348)      (2,697)
    Accounts payable and payable to related parties.........     2,899      2,379     (1,956)     (1,774)      (5,835)
    Income taxes payable....................................       328       (151)       930       1,833        1,160
    Other current liabilities...............................       363      4,638      8,635       6,746        9,016
    Deferred revenue........................................    (1,063)      (475)        --          31        2,664
                                                              --------   --------   --------    --------     --------
Net cash (used in) provided by continuing operations........   (12,367)   (26,406)   (46,646)    (49,201)       2,700
Net cash (used in) provided by discontinued operations......       204         23        207         244         (530)
                                                              --------   --------   --------    --------     --------
Net cash (used in) provided by operating activities.........   (12,163)   (26,383)   (46,439)    (48,957)       2,170
                                                              --------   --------   --------    --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment..................    (2,491)    (3,244)    (2,751)     (2,358)      (2,483)
Investment in affiliates, net of cash acquired..............    (3,659)      (321)     1,097         995         (719)
Proceeds from disposal of property..........................        --         --         --          --          997
Restricted cash.............................................     5,000         --         --          --           --
                                                              --------   --------   --------    --------     --------
Net cash used in continuing operations......................    (1,150)    (3,565)    (1,654)     (1,363)      (2,205)
Net cash (used in) provided by discontinued operations......       149       (133)       (36)        (36)         179
                                                              --------   --------   --------    --------     --------
Net cash used in investing activities.......................    (1,001)    (3,698)    (1,690)     (1,399)      (2,026)
                                                              --------   --------   --------    --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock....................................        47        410        480         273           56
Issuance of subsidiary common stock to minority
  stockholders..............................................       346         --         --          --           --
Reacquired common stock.....................................    (1,500)    (1,100)      (453)         --           (7)
Distribution of cash to shareholders........................        --    (50,820)        --          --           --
Proceeds from borrowing.....................................       438      1,147     48,122      43,313       31,935
Payments on borrowing.......................................       (16)    (1,128)   (13,627)     (9,528)     (14,830)
Issuance of preferred stock.................................    26,968     55,678         --          --           --
Reacquired preferred stock..................................    (2,070)        --         --          --           --
Payments on shareholder note receivable.....................        --     35,000         --          --           --
Advance from affiliate......................................    (5,000)     4,042         --          --           --
                                                              --------   --------   --------    --------     --------
Net cash provided by financing activities of continuing
  operations................................................    19,213     43,229     34,522      34,058       17,154
Effects of exchange rates on cash...........................        21        (25)       (77)        (58)          --
                                                              --------   --------   --------    --------     --------
Net increase (decrease) in cash and cash equivalents........     6,070     13,123    (13,684)    (16,356)      17,298
Less cash (used in) provided by discontinued operations.....       353       (110)       171         208         (351)
                                                              --------   --------   --------    --------     --------
Net increase (decrease) in cash and cash equivalents........     5,717     13,233    (13,855)    (16,564)      17,649
Cash and cash equivalents at beginning of period............    12,531     18,248     31,481      31,481       17,626
                                                              --------   --------   --------    --------     --------
Cash and cash equivalents at end of period..................  $ 18,248   $ 31,481   $ 17,626    $ 14,917     $ 35,275
                                                              ========   ========   ========    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION:

    UTStarcom, Inc. (the Company), a Delaware corporation, provides communications equipment including network access systems, optical transmission products and subscriber terminal products for service providers that operate wireless and wireline networks. The Company's operations are conducted primarily by its foreign subsidiaries that manufacture, distribute, and support the Company's products in international markets, principally the People's Republic of China (China).

    The following lists the Company's active subsidiaries, its percentage ownership, and business each subsidiary operates as of September 30, 1999:

                                       PERCENTAGE
NAME                                     OWNED      TYPE OF OPERATIONS
----                                   ----------   ------------------
UTStarcom-China (UTSC)..............       100%     Marketing and sales of telecom equipment
Hangzhou UTStarcom, Ltd. (HUTS).....        88%     Manufacturing of telecom equipment
Guangdong UTStarcom, Ltd. (GUTS)....        51%     Manufacturing of telecom equipment
Wacos, Inc. (Wacos).................        51%     Conducting research & development

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION:

    The accompanying consolidated financial statements include the accounts of the Company and its wholly and majority (50 percent or more) owned subsidiaries, except for GUTS which is accounted for using the equity method as the Company does not have voting control over all significant matters. All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements. Minority interest in consolidated subsidiaries and equity in affiliated companies are shown separately in the consolidated financial statements. Investments in affiliated companies, of which none represent greater than 10 percent ownership, are accounted for using the cost method.

UNAUDITED INTERIM FINANCIAL INFORMATION:

    The accompanying interim statement of operations and cash flows for the nine months ended September 30, 1998 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and financial statements for the period ended September 30, 1999 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's results of operations and cash flows for the nine months ended September 30, 1998. The financial data and other information related to this period that are disclosed in these notes to consolidated financial statements are unaudited.

RESTATEMENT AND RECLASSIFICATION:

    The consolidated financial statements of the Company have been restated to reflect the disposition of Nanjing UTStarcom, Ltd. (NUTS). (See Note 4). Accordingly, the revenues, costs and expenses, assets and liabilities and cash flows of these discontinued operations have been excluded from the respective captions in the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows, and have been reported through the dates of dispositions as

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

"Net assets from discontinued operations", "Income (loss) from discontinued operations" and "Net cash (used in) provided by discontinued operations" for all periods presented.

    Certain reclassifications have been made in the prior years financial statements to conform with the 1999 presentation.

USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

    Cash and cash equivalents consist of highly liquid investments with original maturity of three months or less at date of purchase. Restricted cash at December 31, 1998 and September 30, 1999 consisted of the following:

                                                               1998       1999
                                                             --------   --------
Collateral for letters of credit...........................   $   --    $ 1,488
Cash in escrow.............................................       --     11,304
Cash collateral............................................    1,500      1,500
                                                              ------    -------
                                                              $1,500    $14,292
                                                              ======    =======

    Restricted cash balances are expected to be released within three months of being recorded and are treated as part of cash and cash equivalents.

INVENTORIES:

    Inventories are stated at the lower of cost or market, net of allowance for obsolescence. Cost is computed using standard cost, which approximates to actual cost on a first-in, first-out basis.

WARRANTY COSTS:

    A warranty is provided under the terms of the Company's contract for a period not greater than one year. The Company provides for these costs at the time of revenue recognition based upon prior experience.

PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets, generally ranging from two to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvements or the term of the lease.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

When assets are disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in the results of operations. The Company generally depreciates its assets over the following periods:

Buildings...................................................  10 years
Leasehold improvements......................................  2-10 years
Automobiles.................................................  5 years
Equipment and furniture.....................................  2-7 years

INTANGIBLE ASSETS:

    Intangible assets are the excess of costs of acquired companies over the fair value of net assets acquired (goodwill) and are amortized on a straight-line basis generally over 5 years.

IMPAIRMENT OF LONG-LIVED ASSETS:

    Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), requires that long-lived assets and certain intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is to be recognized based on the fair value of the assets. The Company considers the requirements of SFAS 121 on an ongoing basis.

STOCK-BASED COMPENSATION

    The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

    The value of warrants, options or stock exchanged for services is expensed over the period benefitted. The warrants and options are valued using the Black-Scholes option pricing model. To calculate the expense, the Company uses either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

COMPREHENSIVE INCOME

    In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components and is effective for periods beginning after December 15, 1997. The Company's comprehensive income approximated net income for all periods presented.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

INCOME TAXES:

    Deferred income taxes are established based on enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

    The Company does not provide for U.S Federal taxes on undistributed earnings of its foreign subsidiaries or affiliates as they are considered to be reinvested for an indefinite period.

REVENUE RECOGNITION:

    Revenue from product sales of hardware is recognized when title is passed, all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Revenues and estimated profits on longer term contracts, typically lasting no more than three to four months, are generally recognized under the percentage of completion method based on the costs incurred relative to total estimated costs. Percentage of completion profit estimates are revised periodically based on changes in facts and any losses on contracts are recognized immediately. The introduction of longer term contracts in 1999 led to advance billings of $2,665 being recognized on the balance sheet.

SEGMENT REPORTING:

    Effective May 1, 1998, the Company adopted the Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires that an enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company has determined that they operate in a single segment as defined by SFAS 131, providing communications equipment through an integrated suite of network access systems, optical transmission products and subscriber terminal products. Adoption of this standard does not affect the Company's results of operations or financial position.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

    Financial instruments consist of cash and cash equivalents, accounts receivable and payable, and debt. The carrying amounts of cash and cash equivalents, accounts receivable and payable approximate their fair values because of the short term nature of those instruments. The carrying amounts of debt approximate their fair values because of either the short maturity or the variable interest rates of those instruments.

FOREIGN CURRENCY TRANSLATIONS:

    Operations of the Company's subsidiaries are conducted primarily in China and the financial statements of those subsidiaries are translated from China's Renminbi, as functional currency, into U.S. Dollars in accordance with the Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"). Accordingly, all foreign currency assets and liabilities are translated at period-end exchange rates, while revenue and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of foreign subsidiaries into U.S. dollars

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

are reported as a cumulative translation adjustment, a separate component of stockholders' equity. Foreign currency translation gains and losses have not been material for 1997, 1998 and the nine months ended September 30, 1999.

EARNINGS (LOSS) PER SHARE:

    The Company computes earnings (loss) per share pursuant to the Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Basic earnings (loss) per share is computed by dividing income or loss applicable to common stockholders by the weighted average number of shares of the Company's common stock outstanding during the period. Diluted earnings (loss) per share is determined in the same manner as basic earnings (loss) per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method and conversion of the Company's convertible preferred stock. (See Note 3)

                        UTSTARCOM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

3. EARNINGS (LOSS) PER SHARE:

    The following table presents the calculation of basic and diluted earnings
(loss) per share:

                                                        YEAR ENDED                     NINE MONTHS ENDED
                                                       DECEMBER 31,                      SEPTEMBER 30,
                                         ----------------------------------------   ------------------------
                                            1996           1997          1998          1998          1999
                                         -----------   ------------   -----------   -----------   ----------
                                                                                    (UNAUDITED)
Numerator:
  Income (loss) from continuing
    operations.........................  $       486   $     (1,023)  $     1,366   $     3,302   $   11,892
  Mandatory redeemable convertible
    preferred stock dividend
    requirement........................       (1,097)            --            --            --           --
                                         -----------   ------------   -----------   -----------   ----------
  Income (loss) from continuing
    operations after preferred stock
    dividend requirement...............         (611)        (1,023)        1,366         3,302       11,892
  Income (loss) from discontinued
    operations.........................          301          1,413          (893)         (796)      (1,656)
                                         -----------   ------------   -----------   -----------   ----------
  Net income (loss) applicable to
    common stock.......................  $      (310)  $        390   $       473   $     2,506   $   10,236
                                         ===========   ============   ===========   ===========   ==========

Denominator:
  Weighted-average shares
    outstanding........................        8,344          7,320         7,582         7,792        8,640
  Dilutive warrants....................           --             --            10             6           14
  Dilutive convertible preferred
    shares.............................           --             --        63,608        62,722       59,086
  Dilutive options.....................           --             --         5,850         5,700        5,792
                                         -----------   ------------   -----------   -----------   ----------
                                               8,344          7,320        77,050        76,220       73,532
                                         ===========   ============   ===========   ===========   ==========

Basic earnings (loss) per share:
  Income (loss) from continuing
    operations.........................  $     (0.07)  $      (0.14)  $      0.18   $      0.42   $     1.38
  Income (loss) from discontinued
    operations.........................         0.03           0.19         (0.12)        (0.10)       (0.19)
                                         -----------   ------------   -----------   -----------   ----------
                                         $     (0.04)  $       0.05   $      0.06   $      0.32   $     1.19
                                         ===========   ============   ===========   ===========   ==========

Diluted earnings (loss) per share:
  Income (loss) from continuing
    operations.........................  $     (0.07)  $      (0.14)  $      0.02   $      0.04   $     0.16
  Income (loss) from discontinued
    operations.........................         0.03           0.19         (0.01)        (0.01)       (0.02)
                                         -----------   ------------   -----------   -----------   ----------
                                         $     (0.04)  $       0.05   $      0.01   $      0.03   $     0.14
                                         ===========   ============   ===========   ===========   ==========

4. DISCONTINUED OPERATIONS:

   During September 1999, the Company closed NUTS in China. NUTS, which was 100% owned, was engaged in telephone network and internet network services unrelated to the remaining Company operations. NUTS sold substantially all of its assets prior to closure. The close of NUTS was accounted for as a discontinued operation.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The Company's previous interests in the net revenues and expenses of NUTS' operations prior to September 30, 1999 are classified separately as income
(loss) from discontinued operations in the income statements. The components of the income or loss are summarized as follows:

                                                    YEAR ENDED              NINE MONTHS
                                                   DECEMBER 31,                ENDED
                                          ------------------------------   SEPTEMBER 30,
                                            1996       1997       1998          1999
                                          --------   --------   --------   --------------
Net sales...............................   $3,141     $8,499     $4,457       $   298
Operating expenses and cost of sales....    2,840      7,029      5,345         1,369
                                           ------     ------     ------       -------
Operating income (loss).................      301      1,470       (888)       (1,071)
Other income (expenses).................       --        (57)        (5)         (585)
                                           ------     ------     ------       -------
Income (loss) from discontinued
  operations............................   $  301     $1,413     $ (893)      $(1,656)
                                           ======     ======     ======       =======

    The Company's previous interest in the net assets and liabilities of NUTS is classified as net assets from discontinued operations in the Company's balance sheets. The components of these net assets are summarized below:

                                                    DECEMBER 31,
                                                 -------------------   SEPTEMBER 30,
                                                   1997       1998          1999
                                                 --------   --------   --------------
Current assets.................................  $ 7,339     $2,650            --
Noncurrent assets..............................      211        182            --
Current liabilities............................   (3,993)      (686)           --
                                                 -------     ------        ------
Net assets from discontinued operations........  $ 3,557     $2,146            --
                                                 =======     ======        ======

    The Company's cash flow statements include separately the cash flows from discontinued operations.

5. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                               YEAR ENDED               NINE MONTHS ENDED
                                              DECEMBER 31,                SEPTEMBER 30,
                                     ------------------------------   ----------------------
                                       1996       1997       1998        1998         1999
                                     --------   --------   --------   -----------   --------
                                                                      (UNAUDITED)
Cash paid during the period for:
Interest...........................    $119      $  184     $  564        $341       $2,493
Income taxes.......................    $548      $1,654     $1,076        $523       $1,120

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

5. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: (CONTINUED)

    Noncash investing and financing activities were as follows:

                                                           YEAR ENDED               NINE MONTHS ENDED
                                                          DECEMBER 31,                SEPTEMBER 30,
                                                 ------------------------------   ----------------------
                                                   1996       1997       1998        1998         1999
                                                 --------   --------   --------   -----------   --------
                                                                                  (UNAUDITED)
Note received for mandatorily redeemable
  convertible preferred stock..................  $35,000    $    --     $   --       $   --      $   --
Exchange of common stock for preferred stock...  $    --    $35,253     $   --       $   --      $   --
Share in APIC of minority shareholder in
  Wacos........................................  $    --    $    --     $2,867       $2,867      $   --
Distribution of net assets to shareholders.....  $    --    $25,010     $1,983       $   --      $4,956

6. ACQUISITION OF COMPANIES:

    During 1996, the Company invested approximately $955 into Zhejiang Unitel Telecom Equipment, Ltd. (UTL) for an additional 19% ownership interest, thereby increasing its ownership to 70%. During 1997, the Company merged UTL into HUTS, thereby owning 86% of the combined new entity. Concurrent with this combination, the Company acquired approximately a 2% additional interest in the combined entity for $780 in cash, which increased its ownership interest to 88%. The purchase of additional interest in the new entity was accounted for as a purchase resulting in an insignificant excess of the purchase price over the fair value of the net assets acquired.

    In February 1996, the Company purchased a 65% interest in NST for approximately $1,200. This transaction was accounted for as a purchase resulting in an intangible asset for the insignificant excess of the purchase price of NST over the fair value of the net assets. The accounts of NST have been included in the consolidated financial statements subsequent to February 1996.

    In September 1996, the Company purchased a 49% interest in GUTS for approximately $1,200. In February 1998, the Company acquired an additional 2% interest in GUTS for $80, increasing its ownership interest to 51%. However, because the Company does not have voting control over all significant matters of GUTS, the investment in and results of operations of GUTS are included in the consolidated financial statements using the equity method of accounting. The purchase of the additional interest in GUTS has been accounted for as a purchase resulting in an intangible asset for the insignificant excess of the purchase price of GUTS over the fair value of the net assets.

    In February 1997, the Company purchased a 49% interest in Wacos for approximately $322. From 1997 through June 1998, the Company recorded its interest in Wacos operations using the equity method of accounting. Since July 1998, when Wacos reacquired 150,000 shares of its common stock and the Company's ownership increased to 51%, Wacos has been included in the consolidated financial statements of the Company. The purchase of the additional interest in Wacos has been accounted for as a purchase resulting in an intangible asset for the insignificant excess of the purchase price of Wacos over the fair value of the net assets.

7. DISTRIBUTION TO SHAREHOLDERS:

    In August 1999 the Company distributed to its shareholders the net assets of a previously consolidated yet unrelated business which was acquired in 1997. This business, which operated in a

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7. DISTRIBUTION TO SHAREHOLDERS: (CONTINUED)

dissimilar market segment, has been managed and financed, in all significant respects, as if it were autonomous from the Company. These financial statements have been prepared as if the acquired business was distributed on the original date of purchase in 1997. The original purchase price totalling $75,830 comprised cash of $50,820, notes payable and other acquisition costs of $11,185, the issuance of 2,540,000 shares of UTStarcom common stock valued at $13,825 and additional shares of UTStarcom stock and warrants to be determined based on the post acquisition performance of the acquired business. Common and Series E preferred stock was issued in 1998 and subsequently amended in 1999. A warrant to purchase common stock with a Black-Scholes value of $1,983 was issued in 1998 and was subsequently amended in 1999, resulting in a net value of $389 at September 30, 1999.

8. INVENTORIES:

    As of December 31, 1997, 1998 and September 30, 1999 inventories consist of the following:

                                                     1997       1998       1999
                                                   --------   --------   --------
Raw materials....................................  $10,252    $ 9,572    $16,877
Work in process..................................    3,221      6,518      3,673
Finished goods...................................    3,495      5,895     11,537
                                                   -------    -------    -------
                                                   $16,968    $21,985    $32,087

Less allowance for obsolete inventory............    1,779      2,445      3,699
                                                   -------    -------    -------
                                                   $15,189    $19,540    $28,388
                                                   =======    =======    =======

9. PROPERTY, PLANT AND EQUIPMENT:

    As of December 31, 1997, 1998, and September 30, 1999 property, plant and equipment consists of the following:

                                                      1997       1998       1999
                                                    --------   --------   --------
Buildings.........................................   $  465    $   362    $   388
Leasehold improvements............................      399        128        958
Automobiles.......................................      872        903      1,099
Equipment and furniture...........................    6,479     10,670     11,010
                                                     ------    -------    -------
                                                      8,215     12,063     13,455
Less accumulated depreciation.....................    1,489      3,718      5,553
                                                     ------    -------    -------
                                                     $6,726    $ 8,345    $ 7,902
                                                     ======    =======    =======

    Depreciation expense was $453, $1,215, $2,402 and $1,865 for the years ended December 31, 1996, 1997, 1998 and the nine months ended September 30, 1999 respectively.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

10. INTANGIBLE ASSETS:

    As of December 31, 1997, 1998, and September 30, 1999 intangible assets consists of the following:

                                                        1997       1998       1999
                                                      --------   --------   --------
Excess of purchase price over net assets acquired...   $1,721     $1,816     $1,816
Less accumulated amortization.......................      113        231        343
                                                       ------     ------     ------
                                                       $1,608     $1,585     $1,473
                                                       ======     ======     ======

    Amortization expense was $42, $40, $120 and $112 for the years ended December 31, 1996, 1997, 1998 and the nine months ended September 30, 1999 respectively.

11. RELATED PARTY DEBT:

    Payable to related parties and debt to shareholder at December 31, 1998 and September 30, 1999 consist of the following:

                                                              1998       1999
                                                            --------   --------
Payable to related party(1)...............................  $ 1,311    $ 1,311
                                                            =======    =======

Debt to shareholder--SOFTBANK CORP.(2)....................  $26,250    $ 9,055
Debt to shareholder--SOFTBANK CORP.(3)....................       --      5,301
                                                            -------    -------
Total debt to shareholder.................................  $26,250    $14,356
                                                            =======    =======

------------------------

(1) Amount bears interest at a rate of 5.5% per annum and has no scheduled payment terms.

(2) In June 1998, the Company entered into a loan agreement with SOFTBANK CORP. (SOFTBANK), the Company's principal shareholder, for the total amount of $25,000. As of September 30, 1999, a $9,055 balance was outstanding including $55 of accrued interest. The loan bears interest at 10% per annum and must be repaid on the earlier of (a) two business days after the close of an initial public offering of the Company's equity securities or (b) two years after the last drawdown date.

(3) Jitong, a company in China with which the Company had a management consulting agreement, paid UTSC Renminbi 44,000 ($5,301) for the repayment of a loan made by SOFTBANK to Jitong. Repayment of this amount to SOFTBANK is planned for the first quarter of 2000. This payable is a non interest bearing balance.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

12. THIRD PARTY DEBT:

    The following represents the outstanding borrowings at December 31, 1998 and September 30, 1999:

NOTE                               RATE              MATURITY         1997       1998       1999
----                        -------------------  -----------------  --------   --------   --------
Bank of China(1)..........  From 5.58% to 6.40%  From 1/00 to 7/00   $1,566    $ 9,398    $26,506

Industrial & Commercial
  Bank of China(2)........  6.57%                2/00                    --      1,446      1,446

Other.....................  Various              Various                 13         21         16
                            -------------------  -----------------   ------    -------    -------
Total debt................                                           $1,579    $10,865    $27,968
                                                                     ======    =======    =======

------------------------

(1) Guaranteed by the Company and the minority shareholder of HUTS. This represents drawings on the Company's line of credit with the bank. This line of credit allows for borrowings of up to $48,193; therefore, $21,687 is available under this facility at September 30, 1999.

(2) Collateralized by $1,500 deposited with the bank and is classified as other assets. This line of credit allows for borrowings of up to $1,446 and matures on February 3, 2000.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13. OTHER CURRENT LIABILITIES:

    Other current liabilities at December 31, 1997, 1998 and September 30, 1999 consist of the following:

                                                      1997       1998       1999
                                                    --------   --------   --------
Customer deposits.................................   $1,025    $   605    $ 1,137
Accrued contract costs............................    2,453      7,204     12,650
Accrued compensation and bonus....................      837      1,944      2,602
Accrued other taxes...............................       --         --      1,724
Warranty costs....................................      548        997      1,997
Other.............................................      872      2,673      2,829
                                                     ------    -------    -------
                                                     $5,735    $13,423    $22,939
                                                     ======    =======    =======

14. PROVISION FOR INCOME TAXES:

    United States and foreign income (loss) before income taxes, loss on discontinued operations, and minority interest were as follows:

                                                                         NINE MONTHS
                                          YEAR ENDED DECEMBER 31,           ENDED
                                       ------------------------------   SEPTEMBER 30,
                                         1996       1997       1998          1999
                                       --------   --------   --------   --------------
United States........................  $(1,499)   $   274    $(3,996)      $(6,606)
Foreign..............................    3,303     (1,125)     6,030        18,708
                                       -------    -------    -------       -------
                                       $ 1,804    $  (851)   $ 2,034       $12,102
                                       =======    =======    =======       =======

    Undistributed foreign earnings at September 30, 1999 amounted to $27,835.

    The components of the provision for income taxes are as follows:

                                                                              NINE MONTHS
                                               YEAR ENDED DECEMBER 31,           ENDED
                                            ------------------------------   SEPTEMBER 30,
                                              1996       1997       1998          1999
                                            --------   --------   --------   --------------
CURRENT:
  Federal.................................    $123       $176      $    0       $   272
  State...................................       2         50           1            18
  Foreign.................................     509        190         934           985
DEFERRED:
  Federal.................................     (19)       113         632        (1,625)
  State...................................     (40)        15        (239)           30
  Foreign.................................      --       (144)         86          (703)
                                              ----       ----      ------       -------
                                              $575       $400      $1,414       $(1,023)
                                              ====       ====      ======       =======

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

14. PROVISION FOR INCOME TAXES: (CONTINUED)

    Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the components of net deferred tax assets is as follows:

                                                      U.S.      CHINA      TOTAL
                                                    --------   --------   --------
DECEMBER 31, 1997:
Deferred tax assets:
Net operating loss carryforward...................  $    10     $   --    $    10
Allowances and reserves...........................      154        144        298
Tax credit carryforwards..........................      863         --        863
                                                    -------     ------    -------
  Total deferred tax assets.......................    1,027        144      1,171
Deferred tax liabilities:
Accelerated depreciation..........................     (181)        --       (181)
                                                    -------     ------    -------
                                                        846        144        990
Valuation allowances..............................     (734)        --       (734)
                                                    -------     ------    -------
  Net deferred tax assets.........................  $   112     $  144    $   256
                                                    =======     ======    =======

                                                      U.S.      CHINA      TOTAL
                                                    --------   --------   --------
DECEMBER 31, 1998:
Deferred tax assets:
Net operating loss carryforward...................  $ 1,459     $   --    $ 1,459
Allowances and reserves...........................      629        454      1,083
Tax credit carryforwards..........................    1,168                 1,168
                                                    -------     ------    -------
  Total deferred tax assets.......................    3,256        454      3,710
Deferred tax liabilities:
Accelerated depreciation..........................     (280)                 (280)
                                                    -------     ------    -------
                                                      2,976        454      3,430
Valuation allowances..............................   (1,629)               (1,629)
                                                    -------     ------    -------
  Net deferred tax assets.........................  $ 1,347     $  454    $ 1,801
                                                    =======     ======    =======

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

14. PROVISION FOR INCOME TAXES: (CONTINUED)

                                                      U.S.      CHINA      TOTAL
                                                    --------   --------   --------
SEPTEMBER 30, 1999:
Deferred tax assets:
Net operating loss carryforward...................  $ 2,095     $   --    $ 2,095
Allowances and reserves...........................    2,976      1,158      4,134
Tax credit carryforwards..........................    2,367                 2,367
                                                    -------     ------    -------
  Total deferred tax assets.......................    7,438      1,158      8,596
Deferred tax liabilities:
Accelerated depreciation..........................     (284)                 (284)
                                                    -------     ------    -------
                                                      7,154      1,158      8,312
Valuation allowances..............................   (3,967)               (3,967)
                                                    -------     ------    -------
  Net deferred tax assets.........................  $ 3,187     $1,158    $ 4,345
                                                    =======     ======    =======

    Net deferred tax assets are included in other assets on the balance sheet.

    As of September 30, 1999, the Company has research and development credit carryforwards of approximately $1,025 for federal tax purposes expiring in varying amounts between 2001 and 2012. Due to changes in the Company's ownership, the amount of research and development credit carryforwards available to offset future federal income tax liabilities may be limited. The amount of such limitation, if any, has not been determined. Management believes that the Company's ability to use their deferred tax assets is limited based on the expectation that they will not be able to fully utilize either the tax net operating losses of Wacos, or the research and development credits created in Wacos and the Company's other research and development center in the US. The Company has created a partial valuation allowance in consideration of these expectations.

    UTSC and HUTS were granted tax holidays which started to phase out in 1999. The net impact of these tax holidays was to decrease net loss by approximately $835 in 1997, increase net income by approximately $305 for the year ended December 31, 1998, and increase net income of UTSC and HUTS by approximately $3,050 for the nine months ended September 30, 1999. One time tax refunds of $360 were received during the nine months ended September 30, 1999.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

14. PROVISION FOR INCOME TAXES: (CONTINUED)

    The difference between the Company's effective income tax rate and the Federal statutory rate is reconciled below:

                                                               YEAR ENDED             NINE MONTHS
                                                              DECEMBER 31,               ENDED
                                                         ----------------------      SEPTEMBER 30,
                                                           1997          1998             1999
                                                         --------      --------      --------------
Federal statutory rate.................................    (34)%          34 %             34 %
State taxes, net of federal income tax benefit.........     (2)           (6)              (1)
Permanent differences..................................     (4)            9               (7)
Effect of difference in foreign taxes rates............    (33)          (19)             (32)
Change in valuation allowance..........................    117            44               18
Other..................................................      3             7              (34)
                                                           ---           ---              ---
Effective rate.........................................     47 %          69 %            (22)%
                                                           ===           ===              ===

15. CONVERTIBLE PREFERRED STOCK:

    The Company is authorized to issue 80,200,000 shares of convertible preferred stock, of which: (1) 4,000,000 shares are designated as Series A,
(2) 16,000,000 shares as Series B, (3) 14,000,000 shares as Series C,
(4) 8,200,000 shares as Series D, and (5) 38,000,000 shares as Series E.

    Each share of preferred stock is convertible into common stock at the option of the holder on a one-for-one basis, subject to certain adjustments. Each series of preferred stock will automatically convert upon the earliest of the closing date of an underwritten public offering of the Company's common stock with aggregate proceeds of at least $8,000, or at the option of the holders of the outstanding shares of such series. The Company has reserved common shares sufficient to cover any conversion.

    Holders of the preferred stock are entitled to one vote for each share of common stock into which such shares may be converted.

    Each share of Series A, Series B, Series C, Series D and Series E preferred stock entitles the holder to receive annual noncumulative dividends of $0.05, $0.104, $0.172, $0.311 and $0.272, respectively, in preference to holders of shares of common stock, if and when declared by the Board of Directors. No dividends have been declared to date.

    In the event of any liquidation or dissolution, the holders of Series A, Series B, Series C, Series D and Series E would be entitled to receive $1.00, $2.12, $3.44, $6.225, and $1.90 per share, respectively, plus all declared but unpaid dividends prior and in preference to any distribution to holders of common stock. After payment has been made to the holders of the preferred stock, any remaining assets shall be distributed ratably among the holders of the preferred and common stock based on the number of shares of common stock held, or, in the case of preferred stock, the number of shares of common stock which the preferred stock could be converted into. If the Company's assets are insufficient to provide for a full preference amount for the preferred stock outstanding, then such assets shall be distributed ratably among the holders of the preferred stock in proportion to the preferential amount each such holder would be entitled to receive.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

15. CONVERTIBLE PREFERRED STOCK: (CONTINUED)

    At December 31, 1996, preferred shares and accreted dividends were classified outside of stockholders' equity because of their mandatory redemption feature. In December 1997, the shareholders approved the Eighth Amended and Restated Certificate of Incorporation, which eliminated the mandatory redemption and cumulative annual dividend features of all outstanding series of preferred stock. Accordingly, the preferred stock was recorded in stockholders' equity, and the accreted dividends amounting to $270, $1,097 and $4,578 in 1995, 1996 and 1997, respectively, were recorded in additional paid-in capital.

    During 1997, the Company offered to all its common stockholders the option of exchanging shares of common stock for shares of Series E preferred stock. As of September 30, 1999, the exchange had been completed, and the Company had issued 14,581 shares of Series E preferred stock in connection with this exchange.

16. STOCKHOLDERS' EQUITY:

    In connection with the grant of certain stock options to employees, the Company recorded deferred stock compensation of $8,791 during the nine months ended September 30, 1999, representing the difference between the deemed fair value of common stock for accounting purposes and the option exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity, with amortization recorded over the four year vesting period. The Company recorded amortization of deferred stock compensation of approximately $3,521 during the nine months ended September 30, 1999. At September 30, 1999 approximately $5,270 remained to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options awarded to employees in all operating expense categories.

17. COMMON STOCK WARRANTS:

    In May 1994, the Company issued warrants to purchase 582,000 shares of common stock at $0.345 per share through May 31, 1999. These warrants were issued in conjunction with the Company's Series A preferred stock financing. The warrants were exercised for $200 in October 1997.

    In December 1998, the Company issued warrants to purchase 2,000,000 shares of common stock at $6.25 per share as part of the acquisition and distribution of assets to the Company's shareholders as discussed in Note 7. The fair value of the warrants ($1,983) was determined using a Black-Scholes model. On September 30, 1999, the Company amended the distribution value, and the number of shares which may be issued upon exercise of the warrant was reduced to 500,000 shares. The fair value of the warrants was reduced to $389.

18. STOCK OPTION PLANS:

    1992 OMNIBUS EQUITY INCENTIVE PLAN. On April 12, 1992, the Board of Directors adopted our 1992 Omnibus Equity Incentive Plan, which our stockholders ratified on December 9, 1994. Under the 1992 plan, directors, employees and consultants were eligible to acquire shares of common stock pursuant to options, stock purchase rights and stock appreciation rights. At the time of adoption, 2,400,000 shares of common stock were reserved for issuance under the 1992 plan. On July 31, 1995, the Board of Directors elected not to grant any further options under the 1992 plan.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

18. STOCK OPTION PLANS: (CONTINUED)

    THE 1995 STOCK PLAN. On July 31, 1995, the Board of Directors adopted, and in October 1995, our stockholders approved, our 1995 Stock Plan. Under the 1995 plan, officers, employees and consultants were eligible to acquire shares of common stock pursuant to options or stock purchase rights. At the time of adoption, 3,705,232 shares of common stock were reserved for issuance under the 1995 plan. In 1995 and 1996, our Board and stockholders added an additional 5,400,000 shares to the 1995 plan, raising the total number of authorized shares reserved under the 1995 plan to 9,105,232. On January 31, 1997, the Board of Directors elected not to grant any further options under the 1995 plan. Upon the adoption of the 1997 plan, all remaining unissued shares under the 1995 plan not already subject to options or other awards ceased to be reserved for issuance under the 1995 plan.

    THE 1997 STOCK PLAN. On January 31, 1997, the Board of Directors adopted, and our stockholders approved, our 1997 Stock Plan. Under the 1997 plan, officers, employees and consultants are eligible to receive options to purchase shares of common stock and stock purchase rights. Under the plan, we are authorized to issue up to 5,289,462 shares of common stock.

    Options under the Company's stock option plans may be either "Incentive Stock Options", as defined under Section 422 of the Internal Revenue Code, or "Nonqualified Options". A summary of activity under the Plans follows:

                                                                                   WEIGHTED
                                                SHARES AVAILABLE   NUMBER OF       AVERAGE
                                                   FOR GRANT         SHARES     EXERCISE PRICE
                                                ----------------   ----------   --------------
Options Outstanding December 31, 1995.........     10,689,462       4,380,224        $0.91
Options Granted...............................     (3,444,162)      3,444,162        $1.28
Options Exercised.............................             --         (53,328)       $0.88
Options Forfeited or Expired..................         12,000         (12,000)       $0.94
                                                   ----------      ----------
Options Outstanding December 31, 1996.........      7,257,300       7,759,058        $1.07

Options Granted...............................     (1,735,178)      1,735,178        $2.50
Options Exercised.............................             --        (184,002)       $1.14
Options Forfeited or Expired..................     (1,733,838)       (358,886)       $2.06
                                                   ----------      ----------
Options Outstanding December 31, 1997.........      3,788,284       8,951,348        $1.31

Options Granted...............................     (2,611,198)      2,611,198        $3.53
Options Exercised.............................             --        (483,544)       $1.00
Options Forfeited or Expired..................      1,120,010      (1,424,380)       $2.71
                                                   ----------      ----------
Options Outstanding December 31, 1998.........      2,297,096       9,654,622        $1.72

Options Granted...............................     (2,717,332)      2,717,332        $4.50
Options Exercised.............................             --        (326,862)       $0.75
Options Forfeited or Expired..................        573,376        (593,102)       $3.56
                                                   ----------      ----------
Options Outstanding September 30, 1999........        153,140      11,451,990        $2.21
                                                   ==========      ==========

    Options to purchase 7,485,050 shares were exercisable as of September 30, 1999.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

18. STOCK OPTION PLANS: (CONTINUED)

    The following table summarizes information with respect to stock options outstanding as of September 30, 1999:

                                        WEIGHTED
                                         AVERAGE
                                        REMAINING        WEIGHTED                       WEIGHTED
      RANGE OF            SHARES       CONTRACTUAL       AVERAGE         SHARES         AVERAGE
   EXERCISE PRICE       OUTSTANDING   LIFE (YEARS)    EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
---------------------   -----------   -------------   --------------   -----------   --------------
               $0.626      160,000        0.085           $0.63           160,000        $0.63
               $0.854    5,033,192         1.19           $0.85         5,033,192        $0.85
        $0.938-$2.277    2,091,886        3.375           $1.88         1,717,136        $1.93
        $2.500-$4.000    1,418,594         3.97           $3.25           481,586        $3.40
               $4.098       21,326        3.465           $4.10            21,326        $4.10
               $4.500    2,726,992         4.68           $4.50            71,810        $4.50
---------------------   ----------        -----           -----         ---------        -----
        $0.626-$4.500   11,451,990        2.755           $2.21         7,485,050        $1.30
=====================   ==========        =====           =====         =========        =====

    The Company has elected to account for employee stock-based compensation under APB 25 and has provided the following information as required by SFAS 123, "Accounting for Stock-Based Compensation."

    The following assumptions were used to calculate the fair value of the options granted:

                                                 1996          1997          1998          1999
                                               --------      --------      --------      --------
Expected remaining term in years.............     3.5           2.8          3.51          1.73
Weight average risk-free interest rate.......    6.22%         5.67%         4.91%         5.00%
Expected dividend rate.......................    0.00%         0.00%         0.00%         0.00%

    Because the Company does not have actively traded equity securities, volatility is not considered in determining the fair value of stock-based awards to employees.

    The weighted average fair value per share of those options granted in 1996, 1997, 1998 and 1999 was $0.25, $0.22, $0.82 and $3.49, respectively.

    In addition the Company granted 2,717,332 options to non-employees in the nine months to September 30, 1999. Using a volatility of 40% a compensation expense of $1,461 was calculated using the Black-Scholes model and charged to selling, general and administrative expenses.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

18. STOCK OPTION PLANS: (CONTINUED)

    Using the above method and assumptions, the Company's net income (loss) applicable to common stock and earnings (loss) per share, on a pro forma basis, would have been:

                                                              EARNINGS    EARNINGS
                                                               (LOSS)      (LOSS)
                                                 NET INCOME   PER SHARE   PER SHARE
                                                   (LOSS)       BASIC      DILUTED
                                                 ----------   ---------   ---------
YEAR ENDED:
DECEMBER 31, 1996:
  Actual.......................................   $  (310)     $(0.04)     $(0.04)
                                                  =======      ======      ======
  Pro forma....................................   $  (467)     $(0.06)     $(0.06)
                                                  =======      ======      ======
DECEMBER 31, 1997:
  Actual.......................................   $   390      $ 0.05      $ 0.05
                                                  =======      ======      ======
  Pro forma....................................   $    43      $ 0.01      $ 0.01
                                                  =======      ======      ======
DECEMBER 31, 1998:
  Actual.......................................   $   473      $ 0.06      $ 0.01
                                                  =======      ======      ======
  Pro forma....................................   $    (2)     $ 0.00      $ 0.00
                                                  =======      ======      ======
NINE MONTHS ENDED:
SEPTEMBER 30, 1999:
  Actual.......................................   $10,236      $ 1.19      $ 0.14
                                                  =======      ======      ======
  Pro forma....................................   $ 8,931      $ 1.04      $ 0.12
                                                  =======      ======      ======

    These pro forma results are not necessarily indicative of results which may be expected in the future as additional grants are made each year and options vest over several years.

19. COMMITMENTS AND CONTINGENCIES:

LEASES:

    The Company and its subsidiaries lease certain facilities under noncancelable operating leases, which expire at various dates through September 30, 2003. The minimum future lease payments under the leases at September 30, 1999 are as follows:

                                                              OPERATING LEASES
                                                              ----------------
Years ending:
  September 30, 2000........................................       $1,461
  September 30, 2001........................................        1,349
  September 30, 2002........................................        1,165
  September 30, 2003........................................          425
                                                                   ------
  Total minimum lease payments..............................       $4,400
                                                                   ======

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

19. COMMITMENTS AND CONTINGENCIES: (CONTINUED)

    Total rent expense for the years ended December 31, 1997, 1998 and the nine months ended September 30, 1999 aggregated is $1,376, $1,846, and $1,426, respectively.

LITIGATION:

    The Company and its subsidiaries may become involved in legal proceedings, claims and litigation from time to time arising in the ordinary course of business. In the opinion of management, the outcome of such current legal proceedings, claims and litigation will not have a material effect on the Company's consolidated operating results, cash flows or financial position.

GUARANTEE:

    In conjunction with a sale of equipment, HUTS has guaranteed a bank loan incurred by a UTSC customer. As of September 30, 1999, the total amount of debt guaranteed by the Company was $1,552. The debt carries an interest rate of 6.993% per annum and is payable in 3 installments with the final installment due December 30, 2001.

20. 401(k) PLAN:

    The Company adopted a 401(k) plan for employees during 1995. All employees are eligible to participate immediately after employment. Matching contributions are at the discretion of the Company. The Company made no matching contribution to the plan during 1996, 1997, 1998 or the nine months ended September 30, 1999.

21. OPERATING RISKS:

FINANCIAL RISKS:

    Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents and accounts receivable. The Company places its temporary cash investments with several financial institutions. Approximately $4,877, $11,444 and $25,475 of the Company's cash was on deposit in foreign accounts at December 31, 1997, 1998 and September 30, 1999, respectively. The Company invests excess cash in highly liquid investments with original maturity of three months or less, such as certificates of deposit and money market funds, which the Company believes have limited exposure to risk.

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS:

    No customer in the continuing operations accounted for more than 10% of the Company's sales during 1997 and 1998. The company's first and second largest customers accounted for 21.5% and 15.9% of the Company's sales and 31% and 6% of the accounts receivable respectively, as of September 30, 1999. Over 90% of the Company's sales during the nine month period ended September 30, 1999 were to China government affiliated entities or state owned enterprises. Accounts receivable balances from these China government affiliated entities or state owned enterprises were $86,129 as of September 30, 1999. The Company extends credit to its customers generally without requiring collateral. The Company monitors its exposure for credit losses and maintains allowances for uncollectible accounts.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

21. OPERATING RISKS: (CONTINUED)

    No vendor accounted for more than 10% of the Company's cost of sales during 1997 and 1998. One vendor accounted for 26% of the Company's cost of sales and 23% of accounts payable as of September 30, 1999.

COUNTRY RISKS:

    Over 99% of the Company's sales for the nine months ended September 30, 1999 were made in China. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China's economy. The Company's operations in China are subject to special considerations and significant risks not typically associated with companies in the United States. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by, among other things, changes in the political, economic and social conditions in China, and by changes in governmental policies with respect to laws and regulations, changes in China's telecommunications industry and regulatory rules and policies, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation.

    Specifically, remittances from China which are of a capital nature, such as the repayment of bank loans denominated in foreign currencies, require approval from appropriate governmental authorities before Renminbi can be used to purchase foreign currency. Although the payment of cash dividends is permitted so long as the subsidiaries have sufficient reserves and adequate amounts of Renminbi to purchase foreign currency, regulations restrict the ability of the subsidiaries to transfer funds to the Company through intercompany loans and advances. The Company had net assets at September 30, 1999 of approximately $50,000 located in China compared to the Company's total net assets of $80,000.

22. SUBSEQUENT EVENTS:

    In December 1999, the Board of Directors authorized the management of the Company to file a Registration Statement with the Securities and Exchange Commission concerning the proposed sale of the shares of its common stock to the public. Upon completion of this proposed sale, all outstanding shares of the Company's convertible preferred stock will automatically convert into common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the convertible preferred stock upon the Company's initial public offering, is disclosed in the accompanying unaudited pro forma stockholders' equity balance sheet.

    In December 1999, the Board of Directors authorized a two for one stock split of the Company's authorized and issued shares of common and preferred stock. The share information in the accompanying financial statements and related notes has been retroactively restated to reflect the effect of this stock split for all periods presented.

    In November and December 1999, the Company closed its Series F financing where 6,152,106 shares were sold at a per share price of $8.1273 for a total purchase price of $50,000. As a condition of investment, one investor was issued an option to purchase up to an additional 615,210 shares of the Company's
Series F Preferred Stock at $8.1273 for a total purchase price of $5,000. The option expires January 13, 2000.

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

22. SUBSEQUENT EVENTS: (CONTINUED)

    Recent financing rounds of preferred stock included a yield enhancement feature pursuant to which the preferred shares convert into common shares on a one-for-one basis at a price below the expected offering price upon the completion of the Company's initial public offering. This will result in a charge in net income in the fiscal period ending December 31, 1999 of approximately $14,751.

ACQUISITION:

    In December 1999, the Company completed the purchase of the minority interest in its Wacos subsidiary. At the date of purchase the minority interest accounted for 5,028,508 shares, or 45.8%, of the total Wacos shares outstanding.

    925,043 shares of the minority interest were acquired for a total purchase price of $12,064 using 832,182 shares of Series G preferred stock valued at $8.1273 per share and $242 of common stock options valued using Black-Scholes. Under the terms of the Wacos acquisition agreement, Wacos shareholders received
0.899614 shares of the Company's Series G preferred stock for each Wacos share for a total value of approximately $6,761.

    4,103,465 of Wacos minority interest's shares were held by SOFTBANK, the majority owner of the Company's voting stock. The Company acquired SOFTBANK's 4,103,465 Wacos shares for 3,691,534 shares of Series G preferred stock. The acquisition of SOFTBANK's holding occurred as an exchange of shares between companies under common control. As a transfer between companies under common control the Company will account for the acquired stock at SOFTBANK's historic cost.

    The preliminary allocation of the Company's aggregate purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed as allocated pro rata to the non-SOFTBANK minority interest, was based primarily on independent appraisals of estimates of fair value and is summarized as follows:


Purchased research and development...                 $ 4,075
Fair value of net assets acquired....                     134
Fair value of identified intangible
  assets.............................                     251
Excess of costs of acquiring Wacos
  over fair value of net assets
  (goodwill).........................                   7,604
                                                      -------
Total purchase price.................                 $12,064
                                                      =======

    The Company does not believe that the final purchase price allocation will differ significantly from this preliminary purchase price allocation.

    At the time of the Wacos acquisition, Wacos was engaged in three distinct in-process research and development projects in relation to its IP-based switching system. These projects were in various stages of development but none had reached the point where technological feasibility had been established.

    The values of Wacos in-process research and development projects were estimated by an excess income approach. Management revenue and operating expense projections were used to forecast the after-tax net incomes for each of the relevant future product lines. These forecasted net incomes were reduced by appropriate amounts to reflect a fair return on the net tangible and collateral intangible

                        UTSTARCOM, INC. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

22. SUBSEQUENT EVENTS: (CONTINUED)

assets expected to be employed in realizing the forecasted net incomes. The resulting forecasted "excess" income figures were discounted to present value using a 37.5% rate of return, reflecting the technological, market and other risks associated with the subject technologies and future products. The discounted excess incomes were summed and then, in accordance with methodology approved by the Securities and Exchange Commission, reduced by an appropriate percentage completion factor for each project to account for the anticipated remaining research and development efforts.

    The excess for the purchase price over the fair market values of the tangible and identified intangible assets acquired has been recorded as goodwill, and is being amortized on a straight-line basis over a period of three to five years.

    In December 1999, the Board of Directors adopted the 2000 Employee Stock Purchase Plan. Subject to meeting federal and state securities law requirements and obtaining stockholder approval, the stock purchase plan will become effective at the consummation of this offering, or as soon as practicable thereafter. The maximum number of shares of the Company's common stock which will be made available for sale under the Stock Purchase Plan will be 2,000,000 shares plus an annual increase to occur on the first day of each fiscal year beginning in 2001 equal to the lesser of 4,000,000 shares or 2% of the outstanding shares on that date, or a lesser amount as determined by the Board of Directors. The Stock Purchase Plan will be administered by the Board or a committee appointed by the Board. The Stock Purchase Plan is implemented by offering periods, the duration of which may not exceed 24 months. Offering periods may contain interim purchase periods. The first offering period will begin on the effective date of this offering and will end on the last trading day on or before January 31, 2002.

    In December 1999, the Board of Directors amended the 1997 Plan, which authorized the issuance of up to 10,524,574 shares of common stock under this plan. During the term of the 1997 Plan, the number of shares will be increased annually on the first day of each fiscal year beginning in 2001 by an amount equal to the lesser of 6,000,000 shares or 4% of the outstanding shares on that date, or a lesser amount as determined by the Board of Directors.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The unaudited pro forma combined financial information set forth below gives effect to the Company's acquisition of Wacos as if it had occurred on January 1, 1998.

    See notes to unaudited pro forma combined financial information for further detail on the accounting treatment.

    On December 14, 1999, the Company acquired the assets of Wacos, Inc. for approximately $12.1 million. The unaudited pro forma combined balance sheet is based on the individual unaudited balance sheets of UTStarcom, Inc. and Wacos, Inc. appearing elsewhere in this prospectus and has been prepared to reflect the acquisition by the Company of the assets of Wacos as of September 30, 1999. The unaudited pro forma combined statements of operations is based on individual historical results of operations of the Company and Wacos for the year ended December 31, 1998 and for the nine months ended
September 30, 1999, after giving effect to the acquisition of Wacos as if it had occurred at the beginning of each of the periods presented. Wacos has been a consolidated subsidiary since July 1, 1998 and as such these unaudited pro forma combined financial statements reflect certain adjustments, including adjustments to reflect the amortization of intangible assets and goodwill acquired. These adjustments are preliminary and are based on our best estimates. A third party valuation of the assets acquired will be used to finalize these adjustments. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes of the Company.

    The unaudited pro forma combined financial statements should be read in conjunction with the consolidated financial statements and notes thereto of UTStarcom. The unaudited pro forma combined financial information set forth below does not purport to represent what the consolidated results of operations or financial condition of the Company would actually have been if the acquisition and related transactions had in fact occurred on such date or to project the future consolidated results of operations or financial condition of the Company.

                        UTSTARCOM, INC. AND SUBSIDIARIES
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    FOR THE YEAR ENDED DECEMBER 31, 1998
                                                         -----------------------------------------------------------
                                                                                            PRO FORMA
                                                           UTS       WACOS     COMBINED    ADJUSTMENTS       TOTAL
                                                         --------   --------   ---------   -----------      --------
Net sales..............................................  $105,167   $    53    $105,220      $   (53)       $105,167
Cost of sales..........................................    65,246        22      65,268          (22)         65,246
                                                         --------   -------    --------      -------        --------
Gross profit...........................................    39,921        31      39,952          (31)         39,921
Operating expenses:
  Selling, general and administrative expenses.........    23,233                23,233                       23,233
  Research and development expenses....................    12,694     4,766      17,460       (2,805)         14,655
  Amortization of intangible assets....................       120                   120        2,534           2,654
                                                         --------   -------    --------      -------        --------
Total operating expenses...............................    36,047     4,766      40,813         (271)         40,542
                                                         --------   -------    --------      -------        --------
Operating income (loss)................................     3,874    (4,735)       (861)        (240)           (621)
Interest income (expenses).............................      (213)       79        (134)         (10)           (144)
Other income (expenses)................................    (1,031)       36        (995)                        (995)
Equity in net income (loss) of affiliated companies....      (596)                 (596)         927             331
                                                         --------   -------    --------      -------        --------
Income (loss) before income taxes and minority
  interest.............................................     2,034    (4,620)     (2,586)       1,157          (1,429)
Income tax expense (benefit)...........................     1,414       136       1,550         (123)          1,427
                                                         --------   -------    --------      -------        --------
Income (loss) before minority interest.................       620    (4,756)     (4,136)      (1,280)         (2,856)
Minority interest in (earnings) loss of consolidated
  subsidiaries.........................................       746                   746       (1,167)           (421)
                                                         --------   -------    --------      -------        --------
Income (loss) from continuing operations...............  $  1,366   $(4,756)   $ (3,390)     $   113        $ (3,277)
                                                         ========   =======    ========      =======        ========

Earnings (loss) per common share--basic................                                                     $  (0.04)
                                                                                                            ========
Earnings (loss) per common share--diluted..............                                                     $  (0.04)
                                                                                                            ========
Shares used in per-share calculation--basic............                                                       76,051
                                                                                                            ========
Shares used in per-share calculation--diluted..........                                                       76,051
                                                                                                            ========

 See accompanying notes to unaudited pro forma combined financial information.

                        UTSTARCOM, INC. AND SUBSIDIARIES
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                                         ----------------------------------------------------------
                                                                                              PRO FORMA
                                                           UTS       WACOS(7)    COMBINED    ADJUSTMENTS    TOTAL
                                                         --------   ----------   ---------   -----------   --------
Net sales..............................................  $124,701                $124,701      $           $124,701
Cost of sales..........................................    72,677                  72,677                    72,677
                                                         --------    --------    --------      -------     --------
Gross profit...........................................    52,024                  52,024                    52,024
Operating expenses:
  Selling, general and administrative expenses.........    24,096                  24,096                    24,096
  Research and development expenses....................    12,490                  12,490                    12,490
  Amortization of deferred stock compensation..........     3,521                   3,521                     3,521
  Amortization of intangible assets....................       112                     112        1,900(2)     2,012
                                                         --------    --------    --------      -------     --------
Total operating expenses...............................    40,219                  40,219        1,900       42,119
                                                         --------    --------    --------      -------     --------
Operating income (loss)................................    11,805                  11,805       (1,900)       9,905
Interest income (expenses).............................      (885)                   (885)                     (885)
Other income (expenses)................................       198                     198                       198
Equity in net income (loss) of affiliated companies....       984                     984                       984
                                                         --------    --------    --------      -------     --------
Income (loss) before income taxes and minority
  interest.............................................    12,102                  12,102       (1,900)      10,202
Income tax expense (benefit)...........................    (1,023)                 (1,023)                   (1,023)
                                                         --------    --------    --------      -------     --------
Income (loss) before minority interest.................    13,125                  13,125       (1,900)      11,225
Minority interest in (earnings) loss of consolidated
  subsidiaries.........................................    (1,233)                 (1,233)                   (1,233)
                                                         --------    --------    --------      -------     --------
Income (loss) from continuing operations...............  $ 11,892                $ 11,892      $(1,900)    $  9,992
                                                         ========    ========    ========      =======     ========

Earnings per common share--basic.......................                                                    $   0.13
                                                                                                           ========
Earnings per common share--diluted.....................                                                    $   0.12
                                                                                                           ========
  Shares used in pro forma per-share
    calculation--basic.................................                                                      79,013
                                                                                                           ========
  Shares used in pro forma per-share
    calculation--diluted...............................                                                      84,947
                                                                                                           ========

 See accompanying notes to unaudited pro forma combined financial information.

                        UTSTARCOM, INC. AND SUBSIDIARIES
                  UNAUDITED PRO FORMA COMBINED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             SEPTEMBER 30, 1999
                                                     -----------------------------------    PRO FORMA
                                                     UTSTARCOM     WACOS(7)    COMBINED    ADJUSTMENTS       TOTAL
                                                     ----------   ----------   ---------   -----------      --------
ASSETS
Current assets:
  Cash and cash equivalents........................   $ 35,275                 $ 35,275      $50,000 (3)    $ 85,275
  Accounts receivable, net of allowance for
    doubtful accounts..............................     84,593                   84,593                       84,593
  Receivable from related parties..................      4,012                    4,012                        4,012
  Inventories, net of allowance for obsolete
    inventory......................................     28,388                   28,388                       28,388
  Other............................................      6,053                    6,053                        6,053
                                                      --------    ----------   --------      -------        --------
Total current assets...............................    158,321                  158,321                      208,321
Property, plant and equipment, net.................      7,902                    7,902                        7,902
Investment in affiliated companies.................      5,200                    5,200                        5,200
Intangible assets, net.............................      1,473                    1,473        7,855 (4)       9,328
Other..............................................      3,787                    3,787                        3,787
                                                      --------    ----------   --------      -------        --------
Total assets.......................................   $176,683    $     --     $176,683      $57,855        $234,538
                                                      ========    ==========   ========      =======        ========

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Accounts payable.................................   $ 21,161                 $ 21,161                     $ 21,161
  Payable to related parties.......................      1,311                    1,311                        1,311
  Third party debt.................................     27,968                   27,968                       27,968
  Debt to shareholder..............................     14,356                   14,356                       14,356
  Income taxes payable.............................      2,457                    2,457                        2,457
  Advance billings.................................      2,665                    2,665                        2,665
  Other............................................     22,939                   22,939                       22,939
                                                      --------    ----------   --------      -------        --------
Total current liabilities..........................     92,857          --       92,857           --          92,857
                                                      --------    ----------   --------      -------        --------
Minority interest in consolidated subsidiaries.....      3,902                    3,902                        3,902

Stockholders' equity:
Convertible preferred stock: $.00125 par value;
  authorized: 80,200,000 shares; issued and
  outstanding: 59,086,306 and liquidation value of
  $167,829 at September 30, 1999...................         73                       73          (73)(5)          --
Common stock: $.00125 par value; authorized:
  123,614,032 shares; issued and outstanding:
  10,049,174, including shares held in treasury at
  September 30, 1999...............................         13                       13           81 (5)          94
Common stock warrant...............................        389                      389                          389
Additional paid-in capital.........................     93,179                   93,179       74,433         167,612
Deferred stock compensation........................     (5,270)                  (5,270)                      (5,270)
Accumulated deficit................................     (4,938)                  (4,938)     (16,586)(6)     (21,524)
Notes receivable from shareholders.................       (557)                    (557)                        (557)
Cumulative translation adjustment..................         95                       95                           95
                                                      --------    ----------   --------      -------        --------
                                                        82,984          --       82,984       57,855         140,839
Less cost of common stock held in treasury,
  1,348,386 shares at September 30, 1999...........     (3,060)                  (3,060)                      (3,060)
                                                      --------    ----------   --------      -------        --------
Total stockholders' equity.........................     79,924          --       79,924       57,855         137,779
                                                      --------    ----------   --------      -------        --------
  Total liabilities, minority interest, and
    stockholders' equity...........................   $176,683    $     --     $176,683      $57,855        $234,538
                                                      ========    ==========   ========      =======        ========

 See accompanying notes to unaudited pro forma combined financial information.

                        UTSTARCOM, INC. AND SUBSIDIARIES

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    (A) Pro forma adjustments for the unaudited pro forma combined balance sheet as of September 30, 1999 and statement of operations for the year ended
December 31, 1998 and the nine months ended September 30, 1999 are as follows:

    (1) Represents the operations of Wacos included within the consolidated operations of UTStarcom from July 1, 1998 to December 31, 1998;

    (2) Represents the allocation of the purchase price to goodwill and other intangible assets;

    (3) Represents the cash received on issuance of Series F preferred stock;

    (4) Represents the allocation of purchase price for Wacos to goodwill and other intangible assets, which will be amortized over a period of three to five years. The intangible assets acquired are believed to include assembled workforce and goodwill. We are in the process of finalizing a third party valuation to determine the allocation of intangible assets. Once we have made a final allocation, changes may be appropriate. The impact of changes could be material;

    (5) Represents the issuance of 6,152,106 shares of Series F preferred stock at $8.1273 per share in November and December 1999 in connection with a private round of financing, and 4,523,700 shares of Series G preferred stock in December 1999 in connection with our acquisition of Wacos, Inc. and to give effect to the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering;

    (6) Represents the yield enhancement feature based on recent financings. See
       Note 22 of the consolidated financial statements; and

    (7) No separate balance sheet or statement of operations is included for Wacos as Wacos has been included in UTStarcom consolidated financial statements for the nine months September 30, 1999. In addition no minority interest remained in the consolidated balance sheet as the minority interest was not required to contribute for losses.

    (B) Pro Forma Net Income (Loss) Per Share

    Pro forma net income (loss) per share for the year ended December 31, 1998 and the nine months ended September 30, 1999 is computed based on the weighted average number of common shares outstanding, the assumed conversion of the Company's Series A, B, C, D, E, F and G preferred stock into shares of the Company's common stock that will be effective upon the closing of the Company's initial public offering, as if such conversion had occurred on January 1, 1998 or at the date of original issuance, if later, and the issuance of an option to purchase additional Series F preferred stock issued as part of the Series F preferred stock financing round. The resulting pro forma adjustment includes an increase (decrease) in the weighted average number of shares used to compute basic net income (loss) per share of 68,259 and 70,373 and to compute diluted net income (loss) per share of (169) and 11,415 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                         SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------
                              P R O S P E C T U S
                               ------------------

                              MERRILL LYNCH & CO.

                         BANC OF AMERICA SECURITIES LLC

                           U.S. BANCORP PIPER JAFFRAY

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED       , 2000

P_R_O_S_P_E_C_T_U_S

                                      SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

        This is UTStarcom, Inc.'s initial public offering of common stock. The
international managers will offer     shares outside the United States and
Canada and the U.S. underwriters will offer     shares in the United States and
Canada.

        We expect the public offering price to be between $ and $ per share. Currently, no public market exists for the shares. After pricing of this offering, we expect that the common stock will be quoted on the Nasdaq National Market under the symbol "UTSI."

        INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE
"RISK FACTORS" SECTION BEGINNING ON PAGE   OF THIS PROSPECTUS.

                               -----------------

                                                               PER SHARE            TOTAL
                                                               ---------            -----
Public offering price......................................      $                  $
Underwriting discount......................................      $                  $
Proceeds, before expenses, to UTStarcom, Inc. .............      $                  $

        The international managers may also purchase up to an additional shares from UTStarcom at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an aggregate
of an additional               shares from UTStarcom.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We expect that the shares of common stock will be ready for delivery in
New York, New York on or about       , 2000.

                               ------------------

MERRILL LYNCH INTERNATIONAL
                     BANK OF AMERICA INTERNATIONAL LIMITED
                                                      U.S. BANCORP PIPER JAFFRAY
                                  ------------

               The date of this prospectus is             , 2000.

                                  UNDERWRITING

GENERAL

    We intend to offer our common stock outside the United States and Canada through the international managers and in the United States and Canada through the U.S. underwriters. Merrill Lynch International, Bank of America International Limited and U.S. Bancorp Piper Jaffray Inc. are acting as lead managers for the international managers named below. Subject to the terms and conditions described in an international purchase agreement among us and the international managers, and concurrently with the sale of shares of our common stock to the U.S. underwriters, we have agreed to sell to the international managers, and each of the international managers severally and not jointly has agreed to purchase from us, the number of shares of our common stock listed opposite its name below.

                                                              NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                  ----------
Merrill Lynch International.................................
Bank of America International Limited.......................
U.S. Bancorp Piper Jaffray Inc..............................

                                                              ----------
          Total.............................................
                                                              ==========

    We have also entered into a U.S. purchase agreement with the U.S. underwriters for the sale of the shares of common stock in the United States and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and U.S. Bancorp Piper Jaffray Inc. are acting as U.S. representatives. Subject to the terms and conditions in the U.S. purchase
agreement, and concurrently with the sale of           shares of our common
stock to the international managers pursuant to the international purchase agreement, we have agreed to sell to the U.S. underwriters and the U.S.
underwriters severally have agreed to purchase from us           shares of our
common stock. The initial public offering price per share and the total underwriting discount per share of our common stock are identical under the international purchase agreement and the U.S. purchase agreement.

    Subject to the terms and conditions in the international purchase agreement and the U.S. purchase agreement, the international managers and the U.S. underwriters have agreed to purchase all of the shares of our common stock being sold pursuant to each of the purchase agreements if any shares of our common stock are purchased. If an international manager or a U.S. underwriter defaults, the U.S. purchase agreement and the international purchase agreement provide that the purchase commitments of the nondefaulting international managers or U.S. underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares of our common stock to be purchased by the international managers and the U.S. underwriters the are conditioned on one another.

    We have agreed to indemnify the international managers and the U.S. underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments the international managers and the U.S. underwriters may be required to make in respect of those liabilities.

    The international managers and the U.S. underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of various legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt of officer's certificates and legal opinions. The international managers and the U.S. underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The lead managers have advised us that the international managers propose initially to offer the shares of our common stock to the public at the initial public offering price on the cover page of this prospectus, and to dealers at
that price less a concession not in excess of $      per share of our common
stock. The international managers may allow, and the dealers may reallow, a
discount not in excess of $      per share of our common stock to other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

    The following table shows the per share and total public offering price, underwriting discount to be paid by us to the international managers and the U.S. underwriters and the proceeds before expenses to us. This information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                                           PER SHARE   WITHOUT OPTION   WITH OPTION
                                                           ---------   --------------   -----------
Public offering price....................................     $             $               $
Underwriting discount....................................     $             $               $
Proceeds, before expenses, to UTStarcom..................     $             $               $

    The expenses of the offerings, not including the underwriting discount, are
estimated at $    and are payable by us.

OVER-ALLOTMENT OPTION

    We have granted an option to the international managers to purchase up to additional shares of our common stock at the public offering price on the cover page of this prospectus less the underwriting discount. The international managers may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the international managers exercise this option, each international manager will be obligated, subject to conditions contained in the international purchase agreement, to purchase a number of additional shares of our common stock proportionate to that international manager's initial amount reflected in the table above.

    We have also granted an option to the U.S. underwriters, exercisable for 30
days from the date of this prospectus, to purchase up to           additional
shares of our common stock to cover any over-allotments on terms similar to those granted to the international managers.

INTERSYNDICATE AGREEMENT

    The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares of our common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to U.S. or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to non-U.S. or non-Canadian persons or to persons they believe intend to resell to non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement.

RESERVED SHARES

    At our request, the international managers and the U.S. underwriters have
reserved for sale, at the initial public offering price, up to     , or  %, of
the shares of our common stock offered by this prospectus for sale to some of our directors, officers and employees and their family members and other persons with relationships with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent those persons purchase the reserved shares. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the international managers and the U.S. underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

    We, our executive officers, directors and substantially all of our stockholders, have agreed, with exceptions, not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

    - offer, pledge, sell or contract to sell any shares of our common stock;

    - sell any option or contract to purchase any shares of our common stock;

    - purchase any option or contract to sell any shares of our common stock;

    - grant any option, right or warrant for the sale of any shares of our common stock;

    - lend or otherwise dispose of or transfer any shares of our common stock;

    - request or demand that we file a registration statement related to the shares of our common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lockup provision applies to shares of our common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ NATIONAL MARKET LISTING

    We expect that our common stock will be quoted on the Nasdaq National Market under the symbol "UTSI."

    Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us, the lead managers and the U.S. representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    - the valuation multiples of publicly traded companies that the lead managers and the U.S. representatives believe to be comparable to us;

    - our financial information;

    - the history of, and the prospects for, our company and the industry in which we compete;

    - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

    - the present state of our development; and

    - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    An active trading market for the shares of our common stock may not develop. It is also possible that after the offering the shares of our common stock will not trade in the public market at or above the initial public offering price.

    The international managers and the U.S. underwriters do not expect to sell more than 5% of the shares of our common stock in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the international managers and the U.S. underwriters and selling group members from bidding for and purchasing common stock. However, the lead managers and the U.S. representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

    If the international managers and the U.S. underwriters create a short position in our common stock in connection with this offering, i.e., if they sell more shares of our common stock than are listed on the cover page of this prospectus, the lead managers and the U.S. representatives may reduce that short position by purchasing shares of our common stock in the open market. The lead managers and the U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of shares of our common stock to stabilize its price or to reduce a short position may cause the price of shares of our common stock to be higher than it might be in the absence of these purchases.

    The lead managers and the U.S. representatives may also impose a penalty bid on the international managers and the U.S. underwriters and selling group members. This means that if the lead managers and the U.S. representatives purchase shares of our common stock in the open market to reduce their short position or to stabilize the price of these shares, they may reclaim the amount of the selling concession from the international managers and the U.S. underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of shares of our common stock in that it discourages resales of those shares.

    Neither we nor any of the international managers or the U.S. underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor any of the international managers or the U.S. underwriters makes any representation that the lead managers or the U.S. representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK SELLING RESTRICTIONS

    Each international manager has agreed that:

    - it has not offered or sold and will not offer or sell any shares of our common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring;

      holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and

    - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of shares of our common stock to a person who is of a kind described in
      Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

    No action has been or will be taken in any jurisdiction, except in the United States, that would permit a public offering of the shares of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

    Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                         SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------
                              P R O S P E C T U S
                               ------------------

                          MERRILL LYNCH INTERNATIONAL

                     BANK OF AMERICA INTERNATIONAL LIMITED

                           U.S. BANCORP PIPER JAFFRAY

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ---------
Securities and Exchange Commission registration fee.........   $33,000
NASD filing fee.............................................    13,000
Nasdaq National Market listing fee..........................
Printing and engraving expenses.............................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Blue sky fees and expenses..................................    10,000
Transfer agent and registrar fees...........................
Director and officer insurance premiums.....................
Miscellaneous expenses......................................
                                                               -------
Total.......................................................
                                                               =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under Section 145 of the Delaware General Corporation Law, we can indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative other than action by us or on our behalf, by reason of the fact that such person is or was one of our officers or directors, or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. Under Delaware law, we may also indemnify officers and directors in an action by us or on our behalf under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to us in the performance of his or her duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, we must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

    Our certificate of incorporation contains a provision to limit the personal liability of our directors for violations of their fiduciary duty. This provision eliminates each director's liability to us or our stockholders for monetary damages to the fullest extent permitted by Delaware law. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

    Our bylaws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law.

    We have entered, or concurrently with this offering, will enter, into indemnification agreements with our directors and officers, a form of which is attached as Exhibit 10.1 and incorporated by reference to this registration statement. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors' and officers' liability insurance. We intend to obtain directors' and officers' liability insurance, which will insure against liabilities that our directors or officers may incur in such capacities.

    The purchase agreement, a form of which is attached as Exhibit 1.1 to this registration statement, provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since December 1996, we have issued and sold the following securities which were not registered under the Securities Act:

        (i) Between October 1995 and December 1996, we issued and sold 14,492,752 shares of our Series B preferred stock to one investor for an aggregate purchase price of $29,999,996.64.

        (ii) Between December 1996 and January 1997, we issued and sold 13,589,056 shares of our Series C preferred stock to six investors for an aggregate purchase price of $46,746,352.64.

       (iii) In October 1997, we issued and sold 8,032,128 shares of our Series D preferred stock to two investors for an aggregate purchase price of $49,999,996.80.

        (iv) In October 1997, we issued 13,686,000 shares of our common stock to an entity in connection with our acquisition of Talent Group
    (International), Limited.

        (v) In October 1997, we issued and sold 581,824 shares of common stock to an entity for an aggregate purchase price of $200,002 upon the entity's exercise of warrants.

        (vi) Between October 1997 and March 1998, we issued an aggregate of 30,269,318 shares of our Series E preferred stock in a one-to-one exchange of our common stock held by participating stockholders.

       (vii) In February 1998, we issued a warrant to purchase 32,000 shares of our common stock at an exercise price of $2.50 per share to one investor.

      (viii) In September 1999, we issued a warrant to purchase 500,000 shares of our common stock at an exercise price of $6.25 per share to one investor.

        (ix) Between November 1999 and December 1999, we issued and sold an aggregate of 6,152,106 shares of our Series F preferred stock to three investors for an aggregate purchase price of $50,000,011.

        (x) In December 1999, we issued an aggregate of 4,523,700 shares of our Series G preferred stock in connection with the acquisition of our subsidiary, Wacos, Inc., through a merger.

    The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensations as provided under Rule 701. The recipients of securities in each such transaction represented to us their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

      EXHIBITS
---------------------
             1.1 *      Form of U.S. Purchase Agreement.

             1.2 *      Form of International Purchase Agreement.

             2.1        Distribution Agreement dated July 30, 1999 between
                        UTStarcom, Inc. and DirecTouch Communications Limited.

             2.2        Agreement and Plan of Merger dated December 14, 1999 between
                        UTStarcom, Inc. and Wacos, Inc.

             3.1        Twelfth Amended and Restated Certificate of Incorporation of
                        UTStarcom, Inc. as currently in effect.

             3.2        Form of Thirteenth Amended and Restated Certificate of
                        Incorporation of UTStarcom, Inc. to be filed following the closing of the offering pursuant to this registration statement.

             3.3        Bylaws of UTStarcom, Inc. as currently in effect.

             3.4 Form of Amended and Restated Bylaws of UTStarcom, Inc., to be in effect immediately following the closing of the offering pursuant to this registration statement.

             4.1 *      Specimen Common Stock Certificate.

             4.2 Third Amended and Restated Registration Rights Agreement dated December 14, 1999.

             5.1 *      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation.

            10.1        Form of Indemnification Agreement.

            10.2 1992 Omnibus Equity Incentive Plan and form of related agreement.

            10.3        1995 Stock Plan and forms of related agreements.

            10.4 1997 Stock Plan, as amended, and forms of related agreements.

            10.5 2000 Employee Stock Purchase Plan and forms of related agreements.

            10.6        Common Stock Purchase Warrant dated February 5, 1998 between
                        UTStarcom, Inc. and Lintech Limited.

            10.7        Common Stock Purchase Warrant dated September 20, 1999
                        between UTStarcom, Inc. and Talent Group International, Ltd.

            10.8        Employment and Non-Competition Agreement dated October 6,
                        1995 between UTStarcom, Inc. and Hong Lu.

            10.9        Employment and Non-Competition Agreement dated October 6,
                        1995 between UTStarcom, Inc. and Ying Wu.

            10.10* Product Manufacture & License Agreement dated May 13, 1997 between UTStarcom, Inc. and Tollgrade Communications, Inc.

            10.11*      Sales Agreement dated February 12, 1999 between UTStarcom
                        (China) Ltd. and BaoDing Telecommunication Bureau, Hebei
                        Province.

            10.12*      Sales Contract dated August 23, 1999 between UTStarcom
                        (China) Ltd. and Xi'an Telecommunication Bureau.

            10.13*      Technical License and Assistance Agreement dated
                        November 2, 1999 between UTStarcom, Inc. and Mitsubishi
                        Electric Corporation.

      EXHIBITS
---------------------
            10.14*      Technical Assistance Agreement dated October 1, 1999 between
                        Matsushita Communication Industrial Co. Ltd. and UTStarcom,
                        Inc.

            10.15*      Joint Product Development and Marketing Memorandum and
                        Understanding dated September 2, 1999 between UTStarcom,
                        Inc. and Matsushita Communication Industrial Co., Ltd.

            10.16*      Joint Patent Filing Agreement dated December 1, 1998 between
                        UTStarcom, Inc. and Matsushita Communication Industrial Co.,
                        Ltd.

            10.17       Loan Agreement dated June 15, 1998 between UTStarcom, Inc.
                        and SOFTBANK Corp.

            10.18*      Loan Agreements between Bank of China and UTStarcom Hangzhou
                        Telecommunications Co., Ltd.

            10.19*      Joint Venture Agreement dated July 31, 1997 between
                        UTStarcom, Inc. and Zhejiang Telecommunication Equipment
                        Factory.

            10.20*      Joint Venture Agreement dated December 8, 1995 between
                        UTStarcom, Inc. and Chinese Guangdong Nanfeng
                        Telecommunication Group Co. Ltd.

            10.21*      Joint Venture Agreement dated September 12, 1997 between
                        UTStarcom, Inc. and Zhejiang Nantian Post and
                        Telecommunication Development Group Co. Ltd.

            10.22*      Lease dated December 23, 1997 between UTStarcom, Inc. and
                        Tech Center Partners.

            10.23*      Lease Agreement dated April 1995, as amended, between
                        UTStarcom, Inc. and Metro Park Associates.

            10.24*      Lease Agreements dated December 31, 1997 and May 14, 1998
                        between Guangdong UTStarcom Telecom Co., Ltd. and Guangdong
                        Southern Telecom Group Huizhou Company.

            10.25*      Lease Contract dated December 15, 1996 between UTStarcom
                        (Hangzhou) Telecommunications Co., Ltd. and Yile Village,
                        Gudang Township.

            21.1        List of Subsidiaries of UTStarcom, Inc. (see Note 1 to Notes
                        to Consolidated Financial Statements).

            23.1        Consent of PricewaterhouseCoopers LLP.

            23.2        Consent of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation (included in Exhibit 5.1)

            24.1        Power of Attorney (see page II-6).

            27.1        Financial Data Schedule.

------------------------

*   To be filed by amendment.

    (b) Financial Statement Schedule

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the certificate of incorporation, the bylaws of Registrant, Indemnification Agreements entered into between the Registrant and its directors and certain of its officers,

Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, UTStarcom, Inc. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Alameda, State of California, on the 17th day of December, 1999.

                                                       UTSTARCOM, INC.

                                                       By:              /s/ HONG LIANG LU
                                                            -----------------------------------------
                                                                          Hong Liang Lu
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, the undersigned hereby constitute and appoint Hong Liang Lu and Michael Sophie, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

                   NAME                                    TITLE                         DATE
                   ----                                    -----                         ----
            /s/ MASAYOSHI SON
    ---------------------------------       Chairman of the Board of Directors    December 17, 1999
              Masayoshi Son

            /s/ HONG LIANG LU               President, Chief Executive Officer
    ---------------------------------         and Director (Principal Executive   December 17, 1999
              Hong Liang Lu                   Officer)

            /s/ MICHAEL SOPHIE              Chief Financial Officer and
    ---------------------------------         Assistant Secretary (Principal      December 17, 1999
              Michael Sophie                  Financial and Accounting Officer)

               /s/ YING WU
    ---------------------------------       Director                              December 17, 1999
                 Ying Wu

                   NAME                                    TITLE                         DATE
                   ----                                    -----                         ----
             /s/ CHARLES XUE
    ---------------------------------       Director                              December 17, 1999
               Charles Xue

           /s/ YOSHITAKA KITAO
    ---------------------------------       Director                              December 17, 1999
             Yoshitaka Kitao

            /s/ CHAUNCEY SHEY
    ---------------------------------       Director                              December 17, 1999
              Chauncey Shey

              /s/ THOMAS TOY
    ---------------------------------       Director                              December 17, 1999
                Thomas Toy

                                                                      SCHEDULE I

    Condensed Financial Information at December 31, 1997 and 1998 and
September 30, 1999 and for each of the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999. All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

         INDEPENDENT ACCOUNTANTS REPORT ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of UTStarcom, Inc.:

    Our audits of the consolidated financial statements are referred to in our report dated December 16, 1999, included an audit of the financial statement schedule listed in Item F-1 of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
San Francisco, California
December 16, 1999

                                                                      SCHEDULE I

                        UTSTARCOM, INC. (UNCONSOLIDATED)
                           REGISTRANT BALANCE SHEETS
                     (in thousands, except per share data)

                                                                  DECEMBER 31,
                                                              --------------------   SEPTEMBER 30,
                                                                1997       1998           1999
                                                              --------   ---------   --------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 26,487   $   6,447      $  8,274
  Accounts receivable.......................................    30,195      65,433        31,745
  Receivable from related parties...........................        --          --         4,012
  Inventories...............................................       834       1,213         8,972
  Other.....................................................        87         839         1,937
                                                              --------   ---------      --------
Total current assets........................................    57,603      73,932        54,940
Property, plant and equipment, net..........................     2,279       3,453         3,072
Investment in affiliated companies..........................    23,228      24,031        24,031
Other.......................................................       845         840         2,375
                                                              --------   ---------      --------
Total assets................................................  $ 83,955   $ 102,256      $ 84,418
                                                              ========   =========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 13,063   $   2,542      $  8,393
  Payable to related parties................................        --       1,311         1,311
  Third party debt..........................................         9          22            17
  Debt to shareholder.......................................        --      26,250         9,055
  Income taxes payable......................................        --         884         1,386
  Advanced billings.........................................        --          --           500
  Other.....................................................     1,499       3,041         3,112
                                                              --------   ---------      --------
Total current liabilities...................................    14,571      34,050        23,774
                                                              --------   ---------      --------

Stockholders' equity:
Convertible preferred stock: $0.0125 par value; authorized:
  80,200,000 shares; issued and outstanding 57,518,068 at
  December 31, 1997, 59,635,754 at December 31, 1998, and
  59,086,306 at September 30, 1999; liquidation value of
  $167,829 at September 30, 1999............................        72          74            73
Common stock: $0.00125 par value; authorized:
  123,614,032 shares; issued and outstanding: 9,807,006 at
  December 31, 1997, 9,172,864 at December 31, 1998, and
  10,049,174 September 30, 1999, including shares held in
  treasury..................................................        12          12            13
Common stock warrant........................................                 1,983           389
Additional paid-in capital..................................    85,862      84,771        90,140
Deferred stock compensation.................................        --          --        (5,270)
Accumulated deficit.........................................   (13,979)    (15,229)      (21,101)
Notes receivable from shareholders..........................        --        (369)         (557)
Cumulative translation adjustment...........................        17          17            17
                                                              --------   ---------      --------
                                                                71,986      71,259        63,704
Less cost of common stock held in treasury,
  1,240,000 shares at December 31, 1997, 1,340,694 shares at
  December 31, 1998, and 1,348,386 shares at September 30,
  1999......................................................    (2,600)     (3,053)       (3,060)
                                                              --------   ---------      --------
Total stockholders' equity..................................    69,386      68,206        60,644
                                                              --------   ---------      --------
Total liabilities and stockholders' equity..................  $ 83,955   $ 102,256      $ 84,418
                                                              ========   =========      ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                      SCHEDULE I

                        UTSTARCOM, INC. (UNCONSOLIDATED)
                        CONDENSED INFORMATION AS TO THE
                             RESULTS OF OPERATIONS
                               OF THE REGISTRANT
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         YEAR ENDED DECEMBER 31,         NINE MONTHS ENDED SEPTEMBER 30,
                                                      ------------------------------   -----------------------------------
                                                        1996       1997       1998           1998               1999
                                                      --------   --------   --------   ----------------   ----------------
                                                                                         (UNAUDITED)
Net sales...........................................  $18,976    $44,896    $48,458        $37,839            $47,671
Cost of sales.......................................   12,286     32,718     36,293         26,642             41,654
                                                      -------    -------    -------        -------            -------
Gross profit........................................    6,690     12,178     12,165         11,197              6,017

Operating expenses:
  Selling, general and administrative expenses......    3,115      6,074      5,915          4,186              3,988
  Research and development expenses.................    4,070      7,500      9,297          6,992              7,740
  Amortization of deferred stock compensation.......       --         --         --             --              3,521
                                                      -------    -------    -------        -------            -------
Total operating expenses............................    7,185     13,574     15,212         11,178             15,249
                                                      -------    -------    -------        -------            -------
Operating income (loss).............................     (495)    (1,396)    (3,047)            19             (9,232)

Interest income.....................................      676      1,344      3,754          2,404              3,637
Interest expense....................................       (9)     1,587     (1,016)          (726)            (1,313)
Other income (expenses).............................      295         (8)      (925)            (2)              (270)
                                                      -------    -------    -------        -------            -------
Income (loss) before income taxes...................      467      1,527     (1,234)         1,695             (7,178)
Income tax expense (benefit)........................       66        354        394             74             (1,304)
                                                      -------    -------    -------        -------            -------
Net income (loss)...................................      401      1,173     (1,628)         1,621             (5,874)
                                                      =======    =======    =======        =======            =======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                      SCHEDULE I

                        UTSTARCOM, INC. (UNCONSOLIDATED)
          CONDENSED INFORMATION AS TO THE CASH FLOWS OF THE REGISTRANT
                                 (IN THOUSANDS)

                                                                                                   NINE MONTHS
                                                                        YEAR ENDED                    ENDED
                                                                       DECEMBER 31,               SEPTEMBER 30,
                                                              ------------------------------   -------------------
                                                                1996       1997       1998       1998       1999
                                                              --------   --------   --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $    401   $  1,173   $ (1,628)  $  1,621   $ (5,874)
Adjustments to reconcile net income to net cash used in
  operating activities:
  Depreciation and amortization.............................       213        519        841        501        756
  Gain (loss) on sale of assets.............................        --        (65)       107         --         --
  Amortization of deferred stock compensation...............        --         --         --         --      3,521
  Stock option expenses for non-employees...................        --         --        411         --      1,461
  Provision for doubtful accounts...........................        19         81         30         60        615
  Provision for inventory obsolescence......................       (50)        52          4          4        418
  Changes in operating assets and liabilities:
    Accounts receivable and receivable from related
      parties...............................................    (5,974)   (20,965)   (35,268)   (48,977)    22,459
    Inventories.............................................       436       (432)      (384)      (377)    (8,178)
    Other current and non-current assets....................      (545)      (168)       496     (4,257)      (912)
    Deferred tax assets.....................................        --         --     (1,235)       112     (1,840)
    Accounts payable and payable to related parties.........        61        392     16,000     30,107    (11,376)
    Income taxes payable....................................        --         --        884      1,511        502
    Other current liabilities...............................    (5,167)     1,232      2,588      1,634        104
    Advance billings........................................    (1,450)       (88)        --         31        500
                                                              --------   --------   --------   --------   --------
Net cash (used in) provided by operating activities.........   (12,056)   (18,269)   (17,154)   (18,030)     2,156
                                                              --------   --------   --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment..................      (989)    (1,456)    (2,123)    (1,331)    (1,026)
Investment in affiliates, net of cash acquired..............   (11,509)    (8,392)      (803)      (864)        --
Restricted cash.............................................     5,000         --         --         --         --
Proceeds from disposal of property..........................        --        125         --         --        653
                                                              --------   --------   --------   --------   --------
Net cash used in investing activities.......................    (7,498)    (9,723)    (2,926)    (2,195)      (373)
                                                              --------   --------   --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock....................................        --        410        480        273         56
Issuance of subsidiary common stock to minority
  stockholders..............................................        47         --         --         --         --
Reacquired common stock.....................................    (1,500)    (1,100)      (453)        --         (7)
Return of investment to shareholders........................        --    (50,820)        --         --         --
Proceeds from borrowing.....................................        --         --         13         --         --
Payments on borrowing.......................................       (15)       (14)        --         (7)        (5)
Issuance of preferred stock.................................    26,968     55,678         --         --         --
Reacquired preferred stock..................................    (2,070)        --         --         --         --
Payments on shareholder note receivable.....................        --     35,000         --         --         --
Advance from affiliates.....................................    (5,000)        --         --         --         --
                                                              --------   --------   --------   --------   --------
Net cash provided by financing activities...................    18,430     39,154         40        266         44
                                                              --------   --------   --------   --------   --------

Effects of exchange rates on cash...........................        --        (11)        --         --         --
                                                              --------   --------   --------   --------   --------
Net increase (decrease) in cash.............................    (1,124)    11,151    (20,040)   (19,959)     1,827
Cash and cash equivalents at beginning of period............    16,460     15,336     26,487     26,487      6,447
                                                              --------   --------   --------   --------   --------
Cash and cash equivalents at end of period..................  $ 15,336   $ 26,487   $  6,447   $  6,528   $  8,274
                                                              ========   ========   ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                                                                      SCHEDULE I

                                UTSTARCOM, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

    UTStarcom, Inc., a Delaware corporation, is the parent company of all UTStarcom, Inc. subsidiaries. The accompanying condensed financial statements reflect the financial position, results of operations and cash flows of UTStarcom, Inc. on a separate basis. All subsidiaries of UTStarcom, Inc. are reflected as investments accounted for at cost. Accordingly, intercompany transactions have not been eliminated. No cash dividends were paid to UTStarcom, Inc. by its subsidiaries during the years ended December 31, 1996, 1997, and 1998 and during the nine months ended September 30, 1999. For accounting policies and other information, see the Notes to Consolidated Financial Statements included elsewhere herein.

                                 EXHIBIT INDEX

      EXHIBITS
---------------------
             1.1 *      Form of U.S. Purchase Agreement.

             1.2 *      Form of International Purchase Agreement.

             2.1        Distribution Agreement dated July 30, 1999 between
                        UTStarcom, Inc. and DirecTouch Communications Limited.

             2.2        Agreement and Plan of Merger dated December 14, 1999 between
                        UTStarcom, Inc. and Wacos, Inc.

             3.1        Twelfth Amended and Restated Certificate of Incorporation of
                        UTStarcom, Inc., as currently in effect.

             3.2        Form of Thirteenth Amended and Restated Certificate of
                        Incorporation of UTStarcom, Inc. to be filed following the closing of the offering pursuant to this registration statement.

             3.3        Bylaws of UTStarcom, Inc. as currently in effect.

             3.4        Form of Amended and Restated Bylaws of UTStarcom, Inc. to be
                        in effect immediately following the closing of the offering pursuant to this registration statement.

             4.1 *      Specimen Common Stock Certificate.

             4.2 Third Amended and Restated Registration Rights Agreement dated December 14, 1999.

             5.1 *      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation.

            10.1        Form of Indemnification Agreement.

            10.2 1992 Omnibus Equity Incentive Plan and form of related agreement.

            10.3        1995 Stock Plan and forms of related agreements.

            10.4 1997 Stock Plan, as amended, and forms of related agreements.

            10.5 2000 Employee Stock Purchase Plan and forms of related agreements.

            10.6        Common Stock Purchase Warrant dated February 5, 1998 between
                        UTStarcom, Inc. and Lintech Limited.

            10.7        Common Stock Purchase Warrant dated September 20, 1999
                        between UTStarcom, Inc. and Talent Group International, Ltd.

            10.8        Employment and Non-Competition Agreement dated October 6,
                        1995 between UTStarcom, Inc. and Hong Lu.

            10.9        Employment and Non-Competition Agreement dated October 6,
                        1995 between UTStarcom, Inc. and Ying Wu.

            10.10* Product Manufacture & License Agreement dated May 13, 1997 between UTStarcom, Inc. and Tollgrade Communications, Inc.

            10.11*      Sales Agreement dated February 12, 1999 between UTStarcom
                        (China) Ltd. and BaoDing Telecommunication Bureau, Hebei
                        Province.

            10.12*      Sales Contract dated August 23, 1999 between UTStarcom
                        (China) Ltd. and Xi'an Telecommunication Bureau.

            10.13*      Technical License and Assistance Agreement dated
                        November 2, 1999 between UTStarcom, Inc. and Mitsubishi
                        Electric Corporation.

            10.14*      Technical Assistance Agreement dated October 1, 1999 between
                        Matsushita Communication Industrial Co. Ltd. and UTStarcom,
                        Inc.

            10.15*      Joint Product Development and Marketing Memorandum and
                        Understanding dated September 2, 1999 between UTStarcom,
                        Inc. and Matsushita Communication Industrial Co., Ltd.

      EXHIBITS
---------------------
            10.16*      Joint Patent Filing Agreement dated December 1, 1998 between
                        UTStarcom, Inc. and Matsushita Communication Industrial Co.,
                        Ltd.

            10.17       Loan Agreement dated June 15, 1998 between UTStarcom, Inc.
                        and SOFTBANK Corp.

            10.18*      Loan Agreements between Bank of China and UTStarcom Hangzhou
                        Telecommunications Co., Ltd.

            10.19*      Joint Venture Agreement dated July 31, 1997 between
                        UTStarcom, Inc. and Zhejiang Telecommunication Equipment
                        Factory.

            10.20*      Joint Venture Agreement dated December 8, 1995 between
                        UTStarcom, Inc. and Chinese Guangdong Nanfeng
                        Telecommunication Group Co. Ltd.

            10.21*      Joint Venture Agreement dated September 12, 1997 between
                        UTStarcom, Inc. and Zhejiang Nantian Post and
                        Telecommunication Development Group Co. Ltd.

            10.22*      Lease dated December 23, 1997 between UTStarcom, Inc. and
                        Tech Center Partners.

            10.23*      Lease Agreement dated April 1995, as amended, between
                        UTStarcom, Inc. and Metro Park Associates.

            10.24*      Lease Agreements dated December 31, 1997 and May 14, 1998
                        between Guangdong UTStarcom Telecom Co., Ltd. and Guangdong
                        Southern Telecom Group Huizhou Company.

            10.25*      Lease Contract dated December 15, 1996 between UTStarcom
                        (Hangzhou) Telecommunications Co., Ltd. and Yile Village,
                        Gudang Township.

            21.1        List of Subsidiaries of UTStarcom, Inc. (see Note 1 to Notes
                        to Consolidated Financial Statements).

            23.1        Consent of PricewaterhouseCoopers LLP.

            23.2        Consent of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation (included in Exhibit 5.1)

            24.1        Power of Attorney (see page II-6).

            27.1        Financial Data Schedule.

------------------------

*   To be filed by amendment.